UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2021

HEALTHCOR CATALIO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39949 (Commission File Number)	98-1569027 (IRS Employer Identification No.)

55 Hudson Yards, 28th Floor New York, New York 10001 (Address of principal executive offices, including zip code)

(212) 622-7800

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per Share	HCAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 7, 2021, HealthCor Catalio Acquisition Corp. (“HealthCor” or the “Company”), entered into a business combination agreement, by and among HealthCor, Optimus Merger Sub I, Inc., a wholly owned subsidiary of HealthCor (“Merger Sub I”), Optimus Merger Sub II, Inc., a wholly owned subsidiary of HealthCor (“Merger Sub II”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were unanimously approved by the boards of directors of each of HealthCor, Hyperfine and Liminal on July 7, 2021. Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, HealthCor will domesticate as a Delaware corporation (the “Domestication”) and will be renamed Hyperfine, Inc. (referred to herein as “New Hyperfine”), Merger Sub I will merge with and into Hyperfine (the “Hyperfine Merger”), with Hyperfine surviving the Hyperfine Merger as a wholly owned subsidiary of New Hyperfine, and Merger Sub II will merge with and into Liminal (the “Liminal Merger” and, together with the Hyperfine Merger, the “Mergers”), with Liminal surviving the Liminal Merger as a wholly owned subsidiary of New Hyperfine.

The Business Combination

The Business Combination Agreement provides that, among other things, prior to the effective time of the Mergers (the “Effective Time”) and in connection with the Domestication, (i) the Class A ordinary shares of HealthCor, issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class A common stock of New Hyperfine (the “New Hyperfine Class A common stock”) and (ii) the Class B ordinary shares of HealthCor (the “Class B ordinary shares”), issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class B common stock of New Hyperfine (the “New Hyperfine Class B common stock”). Immediately following the Domestication, the shares of New Hyperfine Class B common stock will convert into shares of New Hyperfine Class A common stock (the “Conversion”). New Hyperfine Class A common stock will carry one vote per share and, following the Conversion, New Hyperfine Class B common stock will carry 20 votes per share. The New Hyperfine Class B common stock will have the same economic terms as the New Hyperfine Class A common stock, but will be subject to a “sunset” provision if Dr. Jonathan M. Rothberg, the founder and Executive Vice Chairman of Hyperfine and founder and Executive Chairman of Liminal (“Dr. Rothberg”), and other permitted holders of New Hyperfine Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Hyperfine Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Hyperfine Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Hyperfine Class B common stock as of the Effective Time.

Consideration to Hyperfine and Liminal Equityholders in the Business Combination

As a consequence of the Mergers, at the Effective Time, (i) (a) each share of Hyperfine capital stock (other than shares of Hyperfine Series A preferred stock) issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive the number of shares of New Hyperfine Class A common stock equal to the Hyperfine Exchange Ratio (as defined in the Business Combination Agreement); and (b) each share of Liminal capital stock (other than shares of Liminal Series A-1 preferred stock) issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive the number of shares of New Hyperfine Class A common stock equal to the Liminal Exchange Ratio (as defined in the Business Combination Agreement); and (ii) (a) each share of Hyperfine Series A preferred stock issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive the number of shares of New Hyperfine Class B common stock equal to the Hyperfine Exchange Ratio and (b) each share of Liminal Series A-1 preferred stock issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive the number of shares of New Hyperfine Class B common stock equal to the Liminal Exchange Ratio; (iii) each option to purchase shares of Hyperfine or Liminal common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Hyperfine and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Hyperfine Class A common stock equal to the number of shares of Hyperfine or Liminal common stock subject to such option immediately prior to the Effective Time multiplied by the Hyperfine Exchange Ratio or the Liminal Exchange Ratio, as applicable, and rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Hyperfine Exchange Ratio or the Liminal Exchange Ratio, as applicable, and rounded up to the nearest whole cent; and (iv) each Hyperfine and Liminal restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Hyperfine and will automatically become a restricted stock unit with respect to a number of shares of New Hyperfine Class A common stock, rounded down to the nearest whole share, equal to the number of shares of Hyperfine or Liminal common stock subject to such Hyperfine or Liminal restricted stock unit immediately prior to the Effective Time multiplied by Hyperfine Exchange Ratio or Liminal Exchange Ratio, as applicable. The aggregate number of shares of New Hyperfine capital stock a holder of Hyperfine or Liminal capital stock is entitled to receive as a result of the events described in clauses (i) and (ii) of the preceding sentence will be rounded down to the nearest whole number of shares.

In addition to the consideration to be paid at the closing of the Business Combination, holders of Hyperfine or Liminal common stock (on a fully-diluted and as-converted to common stock basis) will be entitled to receive 10,000,000 shares of New Hyperfine Class A common stock (valued at $10.00 per share) if the closing price of shares of New Hyperfine Class A common stock is equal to or greater than $15.00 for a period of at least 20 days out of 30 consecutive trading days during the period between the Closing Date and the third anniversary of the Closing Date.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. HealthCor has also agreed to take all action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Hyperfine board of directors will consist of up to nine directors, (ii) the members of the board of directors of New Hyperfine will include one individual designated by HealthCor and all of the remaining individuals will be designated by Dr. Rothberg pursuant to the Business Combination Agreement, including Scott Huennekens, who will be designated as Executive Chairman, and Dr. Rothberg, who will be designated as Vice Chairman; (iii) the members of the New Hyperfine Compensation Committee, Audit Committee and Nominating Committee will be the individuals designated to such roles by HealthCor, Hyperfine and Liminal pursuant to the Business Combination Agreement, and (iv) the individuals identified by HealthCor, Hyperfine and Liminal pursuant to the Business Combination Agreement will become the officers of New Hyperfine. In addition, HealthCor has agreed to assume each of Hyperfine’s and Liminal’s existing equity incentive plans and to adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of HealthCor, Hyperfine and Liminal to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of HealthCor’s shareholders, (iii) the approval of Hyperfine’s stockholders, (iv) the approval of Liminal’s stockholders and (v) after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing (as defined below), HealthCor having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) immediately after the Effective Time.

In addition, the obligations of Hyperfine and Liminal to consummate the Business Combination are subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds available for release from HealthCor’s trust account (after giving effect to any redemptions of public shares, if any), together with the proceeds from the PIPE Financing, if any, equaling no less than $125,000,000, (ii) the approval by the Nasdaq Capital Market of HealthCor’s listing application in connection with the Business Combination and (iii) the New Hyperfine board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination (the “Closing”), including, but not limited to, (i) by the mutual written consent of HealthCor, Hyperfine and Liminal, (ii) by HealthCor, subject to certain exceptions, if any of the representations or warranties of Hyperfine or Liminal are not true and correct or if either of Hyperfine or Liminal fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of HealthCor could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) January 6, 2022 (the “Termination Date”); (iii) by Hyperfine or Liminal, subject to certain exceptions, if any of the representations or warranties made by HealthCor, Merger Sub I and Merger Sub II (together, the “HealthCor Parties”) are not true and correct or if any HealthCor Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Hyperfine or Liminal could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) the Termination Date; (iv) by any of HealthCor, Hyperfine or Liminal, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by any of HealthCor, Hyperfine or Liminal, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable; (vi) by any of HealthCor, Hyperfine or Liminal, if the approval of the required transaction proposals is not obtained at the special meeting of HealthCor shareholders called to consider matters related to the Business Combination (the “Special Meeting”) (including any adjournment thereof); and (vii) by HealthCor, if Hyperfine and Liminal do not deliver, or cause to be delivered to HealthCor, written consents of the Hyperfine stockholders and the Liminal stockholders, respectively, sufficient to approve the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Hyperfine stockholders and the Liminal stockholders, respectively, required to approve and adopt such matters (the “Hyperfine Stockholder Written Consent” and the “Liminal Stockholder Written Consent,” respectively) or the Transaction Support Agreement (as defined below) when required under the Business Combination Agreement.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by HealthCor’s shareholders and the fulfillment of other customary closing conditions.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. HealthCor does not believe that these schedules contain information that is material to an investment decision.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, HealthCor has entered into the subscription agreements, dated as of July 7, 2021 (the “Subscription Agreements”), with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and HealthCor has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 12,610,000 shares of New Hyperfine Class A common stock at a price of $10.00 per share (the “PIPE Financing”), for aggregate gross proceeds of $126.1 million. The shares of New Hyperfine Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Under the Subscription Agreements, HealthCor has agreed that the PIPE Investors will have certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 and Exhibit 10.2 hereto and are incorporated by reference herein.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, HC Sponsor LLC (the “Sponsor”), Joseph Healey, Michael Weinstein, Christopher Wolfgang, Taylor Harris, HealthCor, Hyperfine and Liminal entered into a sponsor letter agreement, dated as of July 7, 2021 (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each other holder of HealthCor Class B ordinary shares has agreed to, among other things, (i) vote in favor of the transaction proposals (including the proposal to approve the Business Combination Agreement and the related transactions contemplated therein) at the Special Meeting, (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, (iii) waive any adjustment to the conversion ratio set forth in the governing documents of HealthCor or any other anti-dilution or similar protection with respect to the HealthCor Class B ordinary shares (whether resulting from the transactions contemplated by the Business Combination Agreement, the Subscription Agreements or otherwise), (iv) not redeem or otherwise exercise any right to redeem any of his, her or its HealthCor equity securities; and (v) be bound by certain transfer restrictions with respect to his, her or its HealthCor equity securities prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of New Hyperfine Class A common stock is incorporated by reference herein. The ordinary shares to be offered and sold to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Business Combination.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that HealthCor, Hyperfine and Liminal have prepared for use in connection with the announcement of the Business Combination.

Furnished herewith as Exhibit 99.3 and incorporated into this Item 7.01 by reference is the transcript of the investor presentation that HealthCor, Hyperfine and Liminal have prepared for use in connection with the announcement of the Business Combination.

Furnished herewith as Exhibit 99.4 and incorporated into this Item 7.01 by reference is an email to employees that Hyperfine and Liminal have prepared for use in connection with the announcement of the Business Combination.

Furnished herewith as Exhibit 99.5 and incorporated into this Item 7.01 by reference is a set of frequently asked questions for employees that Hyperfine and Liminal have prepared for use in connection with the announcement of the Business Combination.

Furnished herewith as Exhibit 99.6 and incorporated into this Item 7.01 by reference is an employee presentation that Hyperfine and Liminal have prepared for use in connection with the announcement of the Business Combination.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in HealthCor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of July 7, 2021, by and among HealthCor Catalio Acquisition Corp., Optimus Merger Sub I, Inc., Optimus Merger Sub II, Inc., Hyperfine, Inc. and Liminal Sciences, Inc.

10.1	Form of Subscription Agreement for institutional investors.

10.2	Form of Subscription Agreement for individual investors.

10.3	Sponsor Letter Agreement, dated as of July 7, 2021, by and among HC Sponsor LLC, Joseph Healey, Michael Weinstein, Christopher Wolfgang, Taylor Harris, HealthCor Catalio Acquisition Corp., Hyperfine, Inc. and Liminal Sciences, Inc.

99.1	Press Release, dated July 8, 2021.

99.2	Corporate Presentation, dated July 8, 2021.

99.3	Transcript of Corporate Presentation, dated July 8, 2021.

99.4	Email to Employees, dated July 8, 2021.

99.5	Frequently Asked Questions for Employees, dated July 8, 2021.

99.6	Presentation to Employees, dated July 8, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) and 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

The exhibits to this Current Report on Form 8-K may contain hypertext links to information on our website or other parties’ websites. The information on our website and other parties’ websites is not incorporated by reference into this Current Report on Form 8-K and does not constitute a part of this Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Christopher Gaulin
Name:	Christopher Gaulin
Title:	Chief Executive Officer

Date: July 8, 2021

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

HEALTHCOR CATALIO ACQUISITION CORP.,

OPTIMUS MERGER SUB I, INC.,

OPTIMUS MERGER SUB II, INC.,

HYPERFINE, INC.,

AND

LIMINAL SCIENCES, INC.

DATED AS OF JULY 7, 2021

TABLE OF CONTENTS

i

ii

SCHEDULES AND EXHIBITS

Schedule A	PIPE Investors
Schedule B	Supporting Company Persons
Schedule C	Required Governing Documents Proposals

Exhibit A	Form of Parent Certificate of Incorporation
Exhibit B	Form of Parent Bylaws
Exhibit C	Form of PIPE Investor Subscription Agreement
Exhibit D	Form of Advisory Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Transaction Support Agreement
Exhibit G	Form of Parent Incentive Equity Plan

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 7, 2021, is made by and among HealthCor Catalio Acquisition Corp., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Parent”), Optimus Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Optimus Merger Sub II, Inc., a Delaware corporation (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), Hyperfine, Inc., a Delaware corporation (“Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Liminal,” and together with Hyperfine, the “Company Parties”). Parent, Merger Subs and the Company Parties shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Parent is a blank check company incorporated as a Cayman Islands exempted company on November 18, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) each Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Parent that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Parent, Parent is required to provide an opportunity for its shareholders to have their outstanding Parent Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Parent Shareholder Approval;

WHEREAS, as of the date of this Agreement, HC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), owns 614,000 shares of Parent Class A Shares, and the Sponsor and the Other Class B Shareholders collectively own 5,175,000 Parent Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Shareholders, Parent and the Company Parties are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Mergers), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of Parent or any other anti-dilution or similar protection with respect to the Parent Class B Shares (whether resulting from the transactions contemplated by the PIPE Investor Subscription Agreements or otherwise), (c) not effect any sale or distribution of any Equity Securities of Parent held by such shareholders subject to the terms described therein and (d) not to redeem any of the Equity Securities of Parent such shareholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement, Parent shall migrate out of the Cayman Islands and domesticate (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the DGCL, and Part XII of the Cayman Islands Companies Act (2021 Revision), as amended and restated from time to time (the “Companies Act”);

WHEREAS, concurrently with the Domestication, Parent shall adopt the certificate of incorporation, substantially in the form attached hereto as Exhibit A (the “Parent Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit B (the “Parent Bylaws”), to provide for, among other things, the implementation of a revised dual class structure, pursuant to which the New Parent Class B Common Stock will have the same economic terms as the New Parent Class A Common Stock, but will carry increased voting rights in the form of twenty (20) votes per share;

WHEREAS, in connection with the Domestication, (i) each issued and outstanding Parent Class A Share shall convert automatically, on a one-for-one basis, into one share of New Parent Class A Common Stock, and (ii) each issued and outstanding Parent Class B Share shall convert automatically, on a one-for-one basis, into one share of New Parent Class B Common Stock;

WHEREAS, following the Domestication and prior to the Effective Time, all shares of New Parent Class B Common Stock shall be converted into New Parent Class A Common Stock;

WHEREAS, on the Closing Date, (a) (i) Merger Sub I will merge with and into Hyperfine (the “Hyperfine Merger”), with Hyperfine as the surviving company in the Hyperfine Merger and, after giving effect to the Hyperfine Merger, Hyperfine will be a wholly-owned Subsidiary of Parent, (ii) each share of Hyperfine Stock (other than Hyperfine Series A Preferred Stock) will be automatically converted as of the Effective Time into the right to receive New Parent Class A Common Stock and (iii) each share of Hyperfine Series A Preferred Stock will be automatically converted as of the Effective Time into the right to receive New Parent Class B Common Stock, having voting rights of twenty (20) votes per share, in each case, on the terms and subject to the conditions set forth in this Agreement and (b) (i) Merger Sub II will merge with and into Liminal (the “Liminal Merger,” and together with the Hyperfine Merger, the “Mergers”), with Liminal as the surviving company in the Liminal Merger and, after giving effect to the Liminal Merger, Liminal will be a wholly-owned Subsidiary of Parent, (ii) each share of Liminal Stock (other than Liminal Series A-1 Preferred Stock) will be automatically converted as of the Effective Time into the right to receive New Parent Class A Common Stock and (iii) each share of Liminal Series A-1 Preferred Stock will be automatically converted as of the Effective Time into the right to receive New Parent Class B Common Stock, having voting rights of twenty (20) votes per share, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each investor set forth on Schedule A (the “PIPE Investors”) and Parent is entering into a subscription agreement, substantially in the form attached hereto as Exhibit C (collectively, the “PIPE Investor Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and Parent has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately prior to the Closing, the number of shares of New Parent Class A Common Stock provided for in the applicable PIPE Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under the PIPE Investor Subscription Agreements, the “PIPE Financing Amount”, and the equity financing under the PIPE Investor Subscription Agreements hereinafter referred to as, the “PIPE Financing”);

WHEREAS, at the Closing, Parent and Dr. Jonathan M. Rothberg will enter into an advisory agreement, substantially in the form attached hereto as Exhibit D (the “Advisory Agreement”);

WHEREAS, at the Closing, Parent and certain parties thereto will enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”), pursuant to which, among other things, Parent has agreed to provide certain registration rights with respect to certain securities of Parent, on the terms and subject to the conditions therein;

WHEREAS, promptly after the execution of this Agreement, each Company Parties Stockholder listed on Schedule B attached hereto (collectively, the “Supporting Company Persons”) will duly execute and deliver to Parent a transaction support agreement, substantially in the form attached hereto as Exhibit F (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Person will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which each Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), (b) not effect any sale or distribution of any Equity Securities of the Company Parties held by such stockholders subject to the terms described therein and (c) take, or cause to be taken, any actions necessary or advisable to support the termination of certain agreements to be terminated effective as of the Closing;

WHEREAS, the Parent Board has (a) approved this Agreement, the Ancillary Documents to which Parent is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Mergers) by the holders of Parent Shares entitled to vote thereon;

WHEREAS, the board of directors of each Merger Sub has approved this Agreement and the Ancillary Documents to which such Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, Parent, as the sole stockholder of each Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which such Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the board of directors of each Company Party has (a) approved this Agreement, the Ancillary Documents to which such Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which such Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) by the holders of the applicable Company Parties Stock entitled to vote thereon; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) the Domestication shall constitute a transaction that qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code, (b) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (c) that the Hyperfine Merger shall constitute a transaction that either qualifies for tax-deferred treatment under Section 351(a) of the Code, or qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (d) that the Liminal Merger shall constitute a transaction that either qualifies for tax-deferred treatment under Section 351(a) of the Code, or qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(d), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1          Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acceleration Event” has the meaning set forth in Section 2.9(d).

“Additional Parent SEC Reports” has the meaning set forth in Section 4.7.

“Advisory Agreement” has the meaning set forth in the recitals to this Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received by any Parent Party in respect of the PIPE Financing (whether prior to or on the Closing Date).

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any Parent Party from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the Parent Shareholder Redemptions) and (ii) the Aggregate Closing PIPE Proceeds.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Allowed Awards” has the meaning set forth in Section 5.1(b)(viii).

“Alternative Transaction Structure” has the meaning set forth in Section 5.5(a)(i).

“Ancillary Documents” means the Sponsor Letter Agreement, the PIPE Investor Subscription Agreements, the Advisory Agreement, the Registration Rights Agreement, the Transaction Support Agreements, the Letters of Transmittal and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Assumed Plan” has the meaning set forth in Section 2.5(a).

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Certificates” has the meaning set forth in Section 2.1(b)(ix).

“Certificates of Merger” means the Hyperfine Certificate of Merger together with the Liminal Certificate of Merger.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash” means with respect to each Company Party, (i) the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities, checks, bank deposits and short term investments) of such Company Party and such Company Party’s Subsidiaries, plus (ii) an amount equal to the amount of all Company Expenses paid by such Company Party or such Company Party Subsidiary prior to the Closing, minus (iii) all amounts in respect of any outstanding checks written by such Company Party or such Company Party’s Subsidiary, in each case, calculated in accordance with Section 2.4; provided that Closing Cash shall not include Excluded Cash.

“Closing Company Parties Financial Statements” has the meaning set forth in Section 3.4(d).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Debt” means with respect to each Company Party, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, breakage costs and other related fees or liabilities payable on the Closing Date as a result of the prepayment thereof or the consummation of the Transactions) arising under, any Indebtedness of a Company Party or such Company Party’s Subsidiary calculated in accordance with Section 2.4.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Closing Statement” has the meaning set forth in Section 2.4.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Companies Act” has the meaning set forth in the recitals to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases a Company Party or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of a Company Party or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in a Company Party or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of a Company Party upon the exercise or conversion of any Company Party Options outstanding on the date of this Agreement in accordance with the terms of the Company Parties Equity Plans and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Parent Expenses.

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company Parties to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(b) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Parties D&O Persons” has the meaning set forth in Section 5.15(a).

“Company Parties Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Parent by the Company Parties on the date of this Agreement.

“Company Parties Equity Plans” means the Hyperfine Equity Plan together with the Liminal Equity Plan.

“Company Parties Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(b), Section 3.2(c) (other than the last sentence thereof), Section 3.2(e) and Section 3.2(h) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company Parties Outstanding Shares” means the Hyperfine Outstanding Shares plus the Liminal Outstanding Shares.

“Company Parties Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Group Companies.

“Company Parties Stock” means shares of Hyperfine Common Stock, Hyperfine Preferred Stock, Liminal Common Stock and Liminal Preferred Stock.

“Company Parties Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Company Parties Stockholders” means, collectively, the holders of Company Parties Stock as of any determination time prior to the Effective Time.

“Company Parties Stockholders Agreements” means, collectively, (i) that certain Amended and Restated Investors’ Rights Agreement, dated as of October 9, 2020, between Hyperfine and each of the additional Persons party thereto, (ii) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 9, 2020, by and among Hyperfine and each of the additional Persons party thereto, (iii) that certain Series D Preferred Stock Purchase Agreement, dated as of October 9, 2020, between Hyperfine and each of the additional Persons party thereto, (iv) that certain Amended and Restated Voting Agreement, dated as of October 9, 2020, by and among Hyperfine and each of the additional Persons party thereto, (v) that certain Investors’ Rights Agreement, dated as of April 1, 2021, by and among Liminal, 4Bionics LLC and each of the additional Persons party thereto, (vi) that certain Right of First Refusal and Co-Sale Agreement, dated April 1, 2021, by and among Liminal, 4Bionics LLC and each of the additional Persons party thereto and (vii) that certain Voting Agreement, dated as of April 1, 2021, by and among Liminal, 4Bionics LLC and each of the additional Persons party thereto.

“Company Party D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Party Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Party Option” means, as of any determination time, each option to purchase Hyperfine Common Stock or Liminal Common Stock that is outstanding and unexercised, granted under the applicable Company Parties Equity Plan.

“Company Party Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Party RSU” means, as of any determination time, each restricted stock unit award that is outstanding, granted under the applicable Company Parties Equity Plan.

“Company Party Stockholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of April 14, 2021, by and between the Parent, Sponsor and Hyperfine.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(e).

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors Proposal” has the meaning set forth in Section 5.8.

“Dissenting Shares” has the meaning set forth in Section 2.8.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Earn-Out Period” has the meaning set forth in Section 2.9(a).

“Earn-Out Shares” has the meaning set forth in Section 2.9(a).

“Effective Time” has the meaning set forth in Section 2.1(b)(iii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.6(a).

“Exchange Fund” has the meaning set forth in Section 2.6(c).

“Excluded Cash” means the aggregate amount of restricted cash and cash equivalents held or retained by a Company Party and such Company Party’s Subsidiaries for the benefit, or pursuant to the requirement of, any other person that is not a Company Party.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDA Laws” means all Laws applicable to the operation of the Company Parties’ respective businesses related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (a) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. 301 et. seq.) (“FDCA”), (b) the Public Health Service Act of 1944, (c) the rules and regulations promulgated and enforced by FDA thereunder, including, as applicable, those requirements relating to GMP ( including the FDA’s Quality System Regulation contained in 21 C.F.R. Part 820), investigational use (including 21 C.F.R. Part 812), premarket notification and premarket approval and applications to market new medical devices (including as set forth in 21 C.F.R. Parts 807 and 814), (d) Laws governing the conduct of non-clinical laboratory studies, including FDA’s GLPs (including those contained in 21 C.F.R. Part 58), (e) Laws governing the development, conduct, performance, monitoring, subject informed consent, auditing, recording, analysis and reporting of clinical trials, including FDA’s Good Clinical Practice regulations contained in 21 C.F.R. Parts 11, 50, 54, 56 and 812, (f) Laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting under 21 C.F.R. Part 803) and field actions (including as set forth in 21 C.F.R. Part 806) and (g) all comparable state, federal or foreign Laws relating to any of the foregoing.

“Federal Health Care Program” has the meaning set forth in Section 3.23(i).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“GCP” means good clinical practice requirements set forth under the FDCA and implementing regulations, or any applicable similar foreign Laws, relating to the conduct, designing, recording and reporting of clinical trials that involve the participation of human subjects, as promulgated or endorsed by the FDA or applicable Governmental Entity.

“GLP” means good laboratory practice requirements set forth under the FDCA and implementing regulations, or any applicable similar foreign Laws, relating to non-clinical or research laboratory studies as promulgated or endorsed by the FDA or applicable Governmental Entity.

“GMP” means the good manufacturing practice requirements set forth under the FDCA and implementing regulations, including, but not limited to 21 C.F.R. Part 820, or any applicable similar foreign Laws, as promulgated or endorsed by the FDA or applicable Governmental Entity.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Group Company” means any of each Company Party and its Subsidiaries and “Group Companies” means, collectively, (a) Hyperfine and its Subsidiaries and (b) Liminal and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“Healthcare Law” means all Laws relating to healthcare regulatory matters applicable to the respective Company Parties’ businesses, including: (a) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and any other foreign, federal or state governmental healthcare programs, (b) the solicitation or acceptance of improper incentives involving Persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals, or provider incentives generally or under the following statutes: the Federal Anti-Kickback Law (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347), and any similar state fraud and abuse Laws, (c) HIPAA and any Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of healthcare information, (d) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (e) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), (f) Laws related to the licensure, certification, qualification or authority to transact business in connection with the manufacture and distribution of and payment and arrangement for health care supplies, (g) the Exclusion Laws (42 U.S.C. § 1320a-7), in each case, as amended, and all regulations and guidance promulgated pursuant thereto.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Hyperfine” has the meaning set forth in the introductory paragraph to this Agreement.

“Hyperfine Certificate of Merger” has the meaning set forth in Section 2.1(b)(iii).

“Hyperfine Common Stock” means the shares of Hyperfine’s Common Stock, par value $0.0001 per share together with the shares of Hyperfine’s Special-Voting Common Stock, par value $0.0001 per share.

“Hyperfine Earn-Out Shares” means a number of shares of New Parent Class A Common Stock equal to the product determined by multiplying (i) 10,000,000 by (ii) the quotient determined by dividing (a) Hyperfine Valuation by (b) the sum of the Hyperfine Valuation plus the Liminal Valuation.

“Hyperfine Equity Plan” means the Hyperfine Research, Inc. 2014 Employee, Director and Consultant Equity Incentive Plan.

“Hyperfine Exchange Ratio” means the following ratio (rounded to four decimal places) determined as of the Effective Time: the quotient obtained by dividing (i) the Hyperfine Merger Shares by (ii) the Hyperfine Outstanding Shares.

“Hyperfine Merger” has the meaning set forth in the recitals to this Agreement.

“Hyperfine Merger Shares” means a number of shares equal to the quotient determined by dividing (a) the Hyperfine Valuation by (b) $10.00.

“Hyperfine Option” means, as of any determination time, each option to purchase Hyperfine Common Stock that is outstanding and unexercised, granted under the Hyperfine Equity Plan.

“Hyperfine Outstanding Shares” means the total number of shares of Hyperfine Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Hyperfine Common Stock basis, and including, without limitation or duplication, (i) the number of shares of Hyperfine Common Stock issuable upon conversion of the Hyperfine Preferred Stock, (ii) the number of shares of Hyperfine Common Stock subject to outstanding Hyperfine Options as of immediately prior to the Effective Time (whether vested or unvested) and (iii) the number of shares of Hyperfine Common Stock subject to outstanding Hyperfine RSUs as of immediately prior to the Effective Time (whether vested or unvested) (including, without limitation, issuances and grants of awards pursuant to the exceptions contained in Section 5.1(b)(viii) or as otherwise agreed among the Parties).

“Hyperfine Preferred Stock” means, collectively, the Hyperfine Series A Preferred Stock, the Hyperfine Series B Preferred Stock, the Hyperfine Series C Preferred Stock and the Hyperfine Series D Preferred Stock.

“Hyperfine RSU” means, as of any determination time, each restricted stock unit award that is outstanding, granted under the Hyperfine Equity Plan.

“Hyperfine Series A Preferred Stock” means shares of Hyperfine’s Series A Convertible Preferred Stock, par value $0.0001 per share.

“Hyperfine Series B Preferred Stock” means shares of Hyperfine’s Series B Convertible Preferred Stock, par value $0.0001 per share.

“Hyperfine Series C Preferred Stock” means shares of Hyperfine’s Series C Convertible Preferred Stock, par value $0.0001 per share.

“Hyperfine Series D Preferred Stock” means shares of Hyperfine’s Series D Convertible Preferred Stock, par value $0.0001 per share.

“Hyperfine Stock” means Hyperfine Common Stock and Hyperfine Preferred Stock.

“Hyperfine Valuation” means $459,000,000, plus (1) if the aggregate amount of Hyperfine’s and its Subsidiaries’ Closing Cash is in excess of $66.0 million, the aggregate amount of Hyperfine’s and its Subsidiaries’ Closing Cash in excess of $66.0 million, minus (2) if the aggregate amount of Hyperfine’s and its Subsidiaries’ Closing Cash is less than $66.0 million, the aggregate amount of the difference between (a) Hyperfine’s and its Subsidiaries’ Closing Cash and (b) $66.0 million, minus (3) the aggregate amount of Hyperfine’s Closing Debt.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, semiconductor layouts, mask files, drawings, and manufacturing processes, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet Date” means the date of the applicable Latest Balance Sheets.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Letter of Transmittal” means the letter of transmittal as proposed by the Exchange Agent and mutually agreed to by each of Parent and the Company Parties (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Liminal” has the meaning set forth in the introductory paragraph to this Agreement.

“Liminal Certificate of Merger” has the meaning set forth in Section 2.1(b)(iv).

“Liminal Common Stock” means the shares of Liminal’s Common Stock, par value $0.0001 per share together with the shares of Liminal’s Special-Voting Common Stock, par value $0.0001 per share.

“Liminal Earn-Out Shares” means a number of shares of New Parent Class A Common Stock equal to the product determined by multiplying (i) 10,000,000 by (ii) the quotient determined by dividing (a) Liminal Valuation by (b) the sum of the Hyperfine Valuation plus the Liminal Valuation.

“Liminal Equity Plan” means Liminal Sciences, Inc. 2021 Employee, Director and Consultant Equity Incentive Plan.

“Liminal Exchange Ratio” means the following ratio (rounded to four decimal places) determined as of the Effective Time: the quotient obtained by dividing (i) the Liminal Merger Shares by (ii) the Liminal Outstanding Shares.

“Liminal Merger” has the meaning set forth in the recitals to this Agreement.

“Liminal Merger Shares” means a number of shares equal to the quotient determined by dividing (a) the Liminal Valuation by (b) $10.00.

“Liminal Option” means, as of any determination time, each option to purchase Liminal Common Stock that is outstanding and unexercised, granted under the Liminal Equity Plan.

“Liminal Outstanding Shares” means the total number of shares of Liminal Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Liminal Common Stock basis, and including, without limitation or duplication, (i) the number of shares of Liminal Common Stock issuable upon conversion of the Liminal Preferred Stock, (ii) the number of shares of Liminal Common Stock subject to outstanding Liminal Options as of immediately prior to the Effective Time (whether vested or unvested) and (iii) the number of shares of Liminal Common Stock subject to outstanding Liminal RSUs as of immediately prior to the Effective Time (whether vested or unvested) (including, without limitation, issuances and grants of awards pursuant to the exceptions contained in Section 5.1(b)(viii) or as otherwise agreed among the Parties).

“Liminal Preferred Stock” means the Liminal Series A-1 Preferred Stock together with the Liminal Series A-2 Preferred Stock.

“Liminal RSU” means, as of any determination time, each restricted stock unit award that is outstanding, granted under the Liminal Equity Plan.

“Liminal Series A-1 Preferred Stock” means shares of Liminal’s Series A-1 Preferred Stock, par value $0.0001 per share.

“Liminal Series A-2 Preferred Stock” means shares of Liminal’s Series A-2 Preferred Stock, par value $0.0001 per share.

“Liminal Stock” means Liminal Common Stock and Liminal Preferred Stock.

“Liminal Valuation” means (1) $106,000,000, plus (2) the aggregate amount of Liminal’s Closing Cash, minus (3) the aggregate amount of Liminal’s Closing Debt.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Merger Sub I” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub II” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Subs” has the meaning set forth in the introductory paragraph to this Agreement.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“New Parent Board” has the meaning set forth in Section 2.9(d).

“New Parent Class A Common Stock” means, at and after the filing of the Parent Certificate of Incorporation pursuant to Section 2.1(a), Parent’s Class A common stock, par value $0.0001 per share.

“New Parent Class B Common Stock” means, at and after the filing of the Parent Certificate of Incorporation pursuant to Section 2.1(a), Parent’s Class B common stock, par value $0.0001 per share, with voting power of one (1) vote per share prior to the Effective Time and twenty (20) votes per share at and after the Effective Time.

“Newco” has the meaning set forth in Section 5.5(a)(i).

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $150,000 per license or an ongoing licensee fee of less than $75,000 per year.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Class B Shareholders” means, collectively, Michael Weinstein, Dr. Christopher Wolfgang and Taylor Harris.

“Other Parent Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Common Stock entitled to vote thereon,

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent” has the meaning set forth in the introductory paragraph to this Agreement.

“Parent Acquisition Proposal” means (a) any transaction or series of related transactions under which Parent or any Affiliates controlled by Parent, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Parent or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Parent Acquisition Proposal.

“Parent Board” has the meaning set forth in the recitals to this Agreement.

“Parent Board Recommendation” has the meaning set forth in Section 5.8.

“Parent Bylaws” has the meaning set forth in the recitals to this Agreement.

“Parent Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.

“Parent Class A Shares” means the shares of Parent’s Class A ordinary shares, par value $0.0001 per share.

“Parent Class B Shares” means the shares of Parent’s Class B ordinary shares, par value $0.0001 per share.

“Parent Common Stock” means at and after the filing of the Parent Certificate of Incorporation pursuant to Section 2.1(a), New Parent Class A Common Stock and New Parent Class B Common Stock.

“Parent D&O Persons” has the meaning set forth in Section 5.14(a).

“Parent Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company Parties by Parent on the date of this Agreement.

“Parent Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a Parent Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Parent Party, (b) amounts due to the underwriters of Parent’s initial public offering for their deferred underwriting commissions and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Parent Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Parent Expenses shall not include any Company Expenses.

“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Reports.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the Parent Parties).

“Parent Incentive Equity Plan” has the meaning set forth in Section 5.18.

“Parent Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the Parent Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, Parent Liabilities shall not include any Parent Expenses.

“Parent Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Parent Parties, taken as a whole, or (b) the ability of any Parent Party to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Parent Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Parent Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any Parent Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Parent Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Parent Parties operate.

“Parent Non-Party Affiliates” means, collectively, each Parent Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Parent Related Party (other than, for the avoidance of doubt, any Parent Party).

“Parent Parties” means, collectively, Parent, Merger Sub I and Merger Sub II.

“Parent Related Parties” has the meaning set forth in Section 4.9.

“Parent Related Party Transactions” has the meaning set forth in Section 4.9.

“Parent SEC Reports” has the meaning set forth in Section 4.7.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Redemption” means the right of the holders of Parent Class A Shares to redeem all or a portion of their Parent Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Parent.

“Parent Shareholders” means the holders of Parent Shares entitled to vote on the Transaction Proposals.

“Parent Shareholders Meeting” has the meaning set forth in Section 5.8.

“Parent Shares” means Parent Class A Shares and Parent Class B Shares.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar publication or document permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” has the meaning set forth in Section 5.17(a).

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity, including Regulatory Authorizations.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of a Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“PIPE Investor Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.

“Pro Rata Share” means, (A) for each holder of Hyperfine Outstanding Shares, a number of Earn-Out Shares equal to (i) the Hyperfine Earn-Out Shares, divided by (ii) the number of Hyperfine Outstanding Shares, multiplied by (iii) the number of Hyperfine Outstanding Shares held by such holder, and (B) for each holder of Liminal Outstanding Shares, a number of Earn-Out Shares equal to (i) the Liminal Earn-Out Shares, divided by (ii) the number of Liminal Outstanding Shares, multiplied by (iii) the number of Liminal Outstanding Shares held by such holder; provided, that in each case, any fractional shares shall be rounded down to the nearest whole number and payment for such fraction shall be made in cash in lieu of any such fractional share based on a value equal to the Threshold Price.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure of, or other activity regarding, data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement such that any Software using, linked with, incorporating, distributed with or derived from such Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Quality System Regulation” has the meaning set forth in Section 3.23(b).

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Parent.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses, consents, clearances or any other permits granted by any Governmental Entity related to a product manufactured or marketed by or on behalf of Group Companies, including import and export authorizations, establishment registrations, product listings, premarket clearances and notifications, premarket approvals, and investigational device exemptions or that are issued or enforced by a Governmental Entity with jurisdiction over any FDA Law or Healthcare Law and material to or legally required for the operation of the business of the Group Companies as currently conducted.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of Parent set forth on Schedule C attached hereto.

“Required Parent Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Shares entitled to vote thereon,

“Required Transaction Proposals” means, collectively, the Domestication Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Required Governing Document Proposals.

“Rollover Awards” has the meaning set forth in Section 2.5(a).

“Rollover Option” has the meaning set forth in Section 2.5(a).

“Rollover RSU” has the meaning set forth in Section 2.5(a).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Parties Disclosure Schedules and the Parent Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Persons” has the meaning set forth in the recitals to this Agreement.

“Surviving Companies” has the meaning set forth in Section 2.1(b)(ii).

“Surviving Company Common Stock” has the meaning set forth in Section 2.1(b)(viii).

“Surviving Hyperfine Entity” has the meaning set forth in Section 2.1(b)(i).

“Surviving Liminal Entity” has the meaning set forth in Section 2.1(b)(ii).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Letters” has the meaning set forth in Section 5.5(a)(iii).

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Threshold Price” has the meaning set forth in Section 2.9(a).

“Top Customers” has the meaning set forth in Section 3.26(a).

“Top Suppliers” has the meaning set forth in Section 3.26(a).

“Trading Day” means any day on which Nasdaq is open for trading.

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the Latest Balance Sheet Date and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the Parent Common Stock to be issued in respect of or that will become subject to the Rollover Awards at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute Transaction Payments.

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing the Closing Date, including the Mergers and the PIPE Financing.

“Trigger Event” has the meaning set forth in Section 2.9(a).

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Parent Expenses” means the Parent Expenses that are unpaid as of immediately prior to the Closing.

“Unvested Company Party Option” means each Company Party Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Party Option.

“Vested Company Party Option” means each Company Party Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Mergers.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

Article 2
MERGER

Section 2.1            Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)           Domestication. Prior to the Effective Time, subject to approval of the Domestication Proposal, Parent shall have completed the Domestication in accordance with applicable Law. In connection with the Domestication, (i) Parent shall file with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Company Parties, (ii) Parent shall make all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, (iii) Parent shall provide to the Company Parties a certificate duly executed by an authorized officer of Parent to the effect that Parent has complied with its obligations under clause (ii) above, (iv) each Parent Class A Share and each Parent Class B Share that is issued and outstanding immediately prior to the Domestication shall become one share of New Parent Class A Common Stock and one share of New Parent Class B Common Stock, respectively, (v) following the Domestication, all shares of New Parent Class B Common Stock shall be converted into New Parent Class A Common Stock, (vi) the Governing Documents of Parent shall be the Parent Certificate of Incorporation and the Parent Bylaws and (vii) Parent’s name shall be changed to “Hyperfine, Inc.”; provided, however, that, in the case of clause (vi), each of the parties hereto hereby acknowledges and agrees that each of the Parent Certificate of Incorporation and the Parent Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of Parent contemplated by the Parent Certificate of Incorporation and the Parent Bylaws that are not adopted and approved by the Parent Shareholders at the Parent Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of Parent that are contemplated by the Required Governing Document Proposals). At the Effective Time the Parent Certificate of Incorporation and the Parent Bylaws shall each be amended to change the name of the Parent to “Hyperfine, Inc.”

(b)           The Mergers.

(i)            On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub I shall merge with and into Hyperfine at the Effective Time. Following the Effective Time, the separate existence of Merger Sub I shall cease and Hyperfine shall continue as the surviving company of the Hyperfine Merger (the “Surviving Hyperfine Entity”).

(ii)           On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub II shall merge with and into Liminal at the Effective Time. Following the Effective Time, the separate existence of Merger Sub II shall cease and Liminal shall continue as the surviving company of the Liminal Merger (the “Surviving Liminal Entity,” and together with the Surviving Hyperfine Entity, the “Surviving Companies”).

(iii)          At the Closing, Hyperfine and Parent shall cause a certificate of merger, in a form reasonably satisfactory to Hyperfine and Parent (the “Hyperfine Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Hyperfine Merger shall become effective at such date and time as is agreed by Parent and Hyperfine and specified in the Hyperfine Certificate of Merger (the time being referred to herein as the “Effective Time”).

(iv)          At the Closing, Liminal and Parent shall cause a certificate of merger, in a form reasonably satisfactory to Liminal and Parent (the “Liminal Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Liminal Merger will also become effective at the Effective Time, which will be specified in the Liminal Certificate of Merger.

(v)           Each Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the applicable Company Party and Merger Sub shall vest in the applicable Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of the applicable Company Party and the applicable Merger Sub shall become the debts, liabilities, obligations and duties of the applicable Surviving Company, in each case, in accordance with the DGCL.

(vi)          At the Effective Time, the Governing Documents of the applicable Company Party shall be the Governing Documents of the applicable Surviving Company, except that the name of the Surviving Hyperfine Entity shall be “Hyperfine Operations, Inc.”, and the name of the Surviving Liminal Entity shall be “Liminal Operations, Inc.”, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(vii)         At the Effective Time, the directors and officers of the applicable Company Party immediately prior to the Effective Time shall be the initial directors and officers of the applicable Surviving Company, each to hold office in accordance with the Governing Documents of such Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(viii)        At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any other Person, each share of capital stock of each Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the applicable Surviving Company (each such share, a share of “Surviving Company Common Stock”).

(ix)           At the Effective Time, by virtue of the applicable Merger and without any action on the part of any Party or any other Person, (A) each share of Hyperfine Stock (other than such Hyperfine Common Stock cancelled and extinguished pursuant to Section 2.1(b)(x) and other than any shares of Hyperfine Series A Preferred Stock) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the number of shares of New Parent Class A Common Stock equal to the Hyperfine Exchange Ratio, (B) each share of Hyperfine Series A Preferred Stock (other than such Hyperfine Series A Preferred Stock cancelled and extinguished pursuant to Section 2.1(b)(x)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the number of shares of New Parent Class B Common Stock equal to the Hyperfine Exchange Ratio, (C) each share of Liminal Stock (other than such Liminal Stock cancelled and extinguished pursuant to Section 2.1(b)(x) and other than any shares of Liminal Series A-1 Preferred Stock) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the number of shares of New Parent Class A Common Stock equal to the Liminal Exchange Ratio, and (D) each share of Liminal Series A-1 Preferred Stock (other than such Liminal Series A-1 Preferred Stock cancelled and extinguished pursuant to Section 2.1(b)(x)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the number of shares of New Parent Class B Common Stock equal to the Liminal Exchange Ratio. From and after the Effective Time, each Company Parties Stockholder’s certificates (the “Certificates”), evidencing ownership of such Company Parties Stock and such Company Parties Stock held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Parties Stock except as otherwise expressly provided for herein or under applicable Law.

(x)            At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any other Person, each share of Company Parties Stock held immediately prior to the Effective Time by a Company Party as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2            Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Parent and the Company Parties may agree in writing.

Section 2.3            Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, each Company Party shall deliver to Parent an allocation schedule (the “Allocation Schedule”) setting forth (a) the number and class of shares of Company Parties Stock held by each Company Parties Stockholder, (b) the number of shares of Company Parties Stock subject to each Company Party Option and Company Party RSU held by each holder thereof, as well as whether each such Company Party Option will be a Vested Company Party Option or an Unvested Company Party Option as of immediately prior to the Effective Time and the exercise price thereof, (c) the number of Parent Class A Common Stock, New Parent Class B Common Stock and Rollover Awards to be allocated to each holder at the Effective Time and (d) a certification, duly executed by an authorized officer of each Company Party, that (i) the information delivered pursuant to clauses (a), (b), and (c) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company Parties have performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.5(b). The Company Parties will review any comments to the Allocation Schedule provided by Parent or any of its Representatives and consider in good faith any reasonable comments proposed by Parent or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of shares of Parent Common Stock that each Company Parties Stockholder will have a right to receive pursuant to Section 2.1(b)(ix) will be rounded down to the nearest whole share and (B) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of each Company Party, the Company Parties Stockholders Agreements, the Company Parties Equity Plans or any other Contract to which a Company Party is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company Parties pursuant to Section 2.5(b)).

Section 2.4            Determination of Valuation. No later than three (3) Business Days prior to the Closing Date, each of Hyperfine and Liminal shall prepare and deliver to Parent a statement (each, a “Closing Statement”) setting forth the Company Parties’ good faith estimate of the Closing Cash and Closing Debt as of the Closing Date, together with a calculation of the Hyperfine Valuation and the Liminal Valuation, based on such amounts. Each Closing Statement and the determinations and calculations set forth therein shall be prepared in accordance with this Agreement. Parent shall be entitled to review and comment on each Closing Statement, and each of Hyperfine and Liminal shall provide, or cause to be provided to, Parent and its Representatives access to information that any of them reasonably requests relating to such Closing Statement and the applicable Company Party’s preparation of the foregoing. Each Company Party shall consider in good faith any comments Parent may provide in respect of the applicable Closing Statement prior to the Closing Date and, based on such Company Party’s good faith assessment, deliver a revised Closing Statement to Parent prior to the Closing Date reflecting any such changes that the Company Party determines in its reasonable discretion are warranted or appropriate. A revised Closing Statement delivered in accordance with the immediately preceding sentence (if any) shall be deemed to be the Closing Statement for all purposes hereof.

Section 2.5            Treatment of Company Party Options and Company Party RSUs.

(a)           At the Effective Time, by virtue of the Mergers and without any action of any Party or any other Person (but subject to Section 2.5(b)), Parent shall adopt and assume the Hyperfine Equity Plan and the Liminal Equity Plan (each an “Assumed Plan”). All Company Party Options outstanding immediately prior to the Effective Time, and each Company Party Option (whether a Vested Company Party Option or an Unvested Company Party Option) shall cease to represent the right to purchase Hyperfine Common Stock or Liminal Common Stock, as applicable, and shall become an option to purchase a number of shares of Parent Class A Common Stock equal to the number of shares of Hyperfine Common Stock or Liminal Common Stock subject to such Company Party Option immediately prior to the Effective Time multiplied by the Hyperfine Exchange Ratio or the Liminal Exchange Ratio, as applicable (rounded down to the nearest whole share) under the applicable Assumed Plan (each a “Rollover Option”), at an exercise price per share equal to the exercise price per share of such Company Party Option immediately prior to the Effective Time divided by the Hyperfine Exchange Ratio or the Liminal Exchange Ratio, as applicable (rounded up to the nearest cent). Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Party Option immediately prior to the Effective Time, subject to the adjustments required by this Section 2.5(a) after giving effect to the Mergers. All Company Party RSUs outstanding immediately prior to the Effective Time, and each Company Party RSU shall cease to represent the right to receive Hyperfine Common Stock or Liminal Common Stock and shall become a restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the number of shares of Hyperfine Common Stock or Liminal Common Stock subject to such Company Party RSU immediately prior to the Effective Time multiplied by the Hyperfine Exchange Ratio or the Liminal Exchange Ratio, as applicable (rounded down to the nearest whole share) under the applicable Assumed Plan (each, a “Rollover RSU”, and together with the Rollover Options, the “Rollover Awards”). Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Party RSU immediately prior to the Effective Time, subject to the adjustments required by this Section 2.5(a) after giving effect to the Mergers. Such assumption and conversion shall occur in a manner intended to comply with the requirements of Section 409A and 424 of the Code, as applicable.

(b)           Prior to the Closing, the Company Parties and Parent shall take, or cause to be taken, all necessary or appropriate actions under the Assumed Plans (and the underlying grant, award or similar agreements), including to reserve for issuance a sufficient number of shares of Parent Class A Common Stock for delivery upon exercise of the Rollover Awards under the Assumed Plans, or otherwise to give effect to the provisions of this Section 2.5; no less than five (5) Business Days prior to Closing, the Company Parties and Parent shall each provide to the other copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which comments will be adopted in good faith.

Section 2.6            Deliverables.

(a)           As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Parent shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Parties Stock and the Company Parties Stock held in book-entry form on the stock transfer books of the Company Parties immediately prior to the Effective Time, in either case, for the Parent Common Stock issuable in respect of such Company Parties Stock pursuant to Section 2.1(b)(ix) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Parent and the Company Parties shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Parent shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of Parent and the Company Parties shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

(b)           At least three (3) Business Days prior to the Closing Date, each of Hyperfine and Liminal shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Parties Stockholders a Letter of Transmittal.

(c)           At the Closing, immediately upon the filing of the Parent Certificate of Incorporation pursuant to Section 2.1(a), Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Parties Stockholders and for exchange in accordance with this Section 2.6 through the Exchange Agent, evidence of Parent Common Stock in book-entry form representing the Parent Common Stock issuable pursuant to Section 2.1(b)(ix) in exchange for the Company Parties Stock outstanding immediately prior to the Effective Time. All shares in book-entry form representing the Parent Common Stock issuable pursuant to Section 2.1(b)(ix) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)           Each Company Parties Stockholder whose Company Parties Stock has been converted into the right to receive Parent Common Stock pursuant to Section 2.1(b)(ix) shall be entitled to receive the Parent Common Stock to which he, she or it is entitled on the date provided in Section 2.6(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Parties Stock held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)            If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.6(d) (i) at least one Business Day prior to the Closing Date, then Parent and the Company Parties shall take all necessary actions to cause the applicable Parent Common Stock to be issued to the applicable Company Parties Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to the Closing Date, then Parent and each Company Party (or the applicable Surviving Company) shall take all necessary actions to cause the applicable Parent Common Stock to be issued to the Company Parties Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)             If any Parent Common Stock is to be issued to a Person other than the Company Parties Stockholder in whose name the surrendered Certificate or the transferred Company Parties Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable Parent Common Stock that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Parties Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Parties Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g)           No interest will be paid or accrued on the Parent Common Stock. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.6, each share of Company Parties Stock (other than, for the avoidance of doubt, the Company Parties Stock cancelled and extinguished pursuant to Section 2.1(b)(x)) shall solely represent the right to receive the Parent Common Stock to which such share of Company Parties Stock is entitled to receive pursuant to Section 2.1(b)(ix).

(h)           At the Effective Time, the stock transfer books of each Company Party shall be closed and there shall be no transfers of shares of Company Parties Stock that were outstanding immediately prior to the Effective Time.

(i)            Any portion of the Exchange Fund that remains unclaimed by the Company Parties Stockholders twelve (12) months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any Company Parties Stockholder who has not exchanged his, her or its Company Parties Stock for the applicable Parent Common Stock in accordance with this Section 2.6 prior to that time shall thereafter look only to Parent for the issuance of the applicable Parent Common Stock, without any interest thereon. None of Parent, the Surviving Companies or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any Parent Common Stock remaining unclaimed by the Company Parties Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7           Withholding. Parent, the Group Companies, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than in respect of any compensatory payment subject to withholding, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.8           Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Parties Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive Parent Common Stock, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive Parent Common Stock upon the terms and conditions set forth in this Agreement applicable to holders that have not properly demanded appraisal rights. A Company Party shall give Parent prompt notice (and in any event within two Business Days) of any demands received by such Company Party for appraisal of shares of Company Parties Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by such Company Party relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, a Company Party shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 2.9            Earn-Out Shares.

(a)           Parent shall issue to the holders of Company Parties Outstanding Shares as of immediately prior to the Effective Time, in accordance with their Pro Rata Share, 10,000,000 newly issued shares of New Parent Class A Common Stock, such that the Hyperfine Earn-Out Shares shall be issued to the holders of Hyperfine Outstanding Shares as of immediately prior to the Effective Time, in accordance with their Pro Rata Share, and the Liminal Earn-Out Shares shall be issued to the holders of Liminal Outstanding Shares as of immediately prior to the Effective Time, in accordance with their Pro Rata Share (all such New Parent Class A Common Stock, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, and any additional shares issued in lieu of fractional shares pursuant hereto, the “Earn-Out Shares”), if at any time during the period between the Closing Date and the third anniversary of the Closing Date (such period, the “Earn-Out Period”) the last reported sale price of the New Parent Class A Common Stock is greater than or equal to $15.00 (the “Threshold Price”) for any 20 Trading Days within any 30 consecutive Trading Day period (the “Trigger Event”). In the event of the satisfaction of the Trigger Event during the Earn-Out Period, as soon as practicable (but in any event within five Business Days) after such satisfaction, Parent shall issue such Earn-Out Shares to the holders entitled thereto as a result thereof (for the avoidance of doubt, for all purposes hereunder, such holders shall be deemed entitled to such Earn-Out Shares as of the date of satisfaction of the Trigger Event, notwithstanding the issuance of such Earn-Out Shares following such date of satisfaction). Notwithstanding the forgoing, to the extent any holder of Company Party Options or Company Party RSUs is entitled to Earn-Out Shares pursuant to this Section 2.9, such Earn-Out Shares shall only be issued to such holder, if at all, on the later of (i) the date the Earn-Out Shares are issued to the holders entitled thereto pursuant to the preceding sentence and (ii) the vesting of such Company Party RSUs or Company Party Options in accordance with its terms (whether or not such Company Party Option is exercised). For the avoidance of doubt, in the event a Company Party RSU or Company Party Option is forfeited without vesting or, in the case of an Option, is terminated by its terms before the Trigger Event, such Company Party RSU and Company Party Option will not be entitled to Earn-Out Shares pursuant to this Section 2.9.

(b)           The number of Earn-Out Shares and Threshold Price shall be equitably adjusted for stock splits, stock dividends, extraordinary cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New Parent Class A Common Stock after the Effective Time.

(c)            Following the Closing, including during the Earn-Out Period, Parent and its Subsidiaries, including the Group Companies, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Earn-Out Shares have been met, and none of the holders of Company Parties Outstanding Shares as of the Closing will have any right to claim the loss of all or any portion of the Earn-Out Shares or other damages as a result of such decisions.

(d)           If, during the Earn-Out Period, (i) there is a transaction that will result in the shares of New Parent Class A Common Stock being converted or exchanged into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the board of directors of Parent (the “New Parent Board”) in good faith) equal to or in excess of the Threshold Price (an “Acceleration Event”), then the Earn-Out Shares shall be issued to the holders of Company Parties Outstanding Shares as of the Closing effective as of immediately prior to the consummation of such transaction so as to ensure that the recipients of such Earn-Out Shares shall receive such Earn-Out Shares, and all proceeds thereof, in connection with such transaction, or (ii) there is a transaction (other than for stock splits, stock dividends, special cash dividends, reorganizations, recapitalizations and similar transactions affecting the New Parent Class A Common Stock after the date of this Agreement) that will result in the shares of New Parent Class A Common Stock being converted or exchanged into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, provided in the definitive transactions documents for such transaction, or if not so provided, as determined by the New Parent Board in good faith) less than the Threshold Price, then the right to receive Earn-Out Shares as set forth above shall terminate.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Parties Disclosure Schedules, each of Hyperfine and Liminal severally (and not jointly) hereby represents and warrants, solely in respect of itself and, where applicable, its Subsidiaries, to the Parent Parties as follows:

Section 3.1            Organization and Qualification.

(a)           Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Parties Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b)           True and complete copies of the Governing Documents of each Company Party and the Company Parties Stockholders Agreements have been made available to Parent, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Company Party and the Company Parties Stockholders Agreements are in full force and effect, and no Company Party is in breach or violation of any provision set forth in its Governing Documents or in material breach of any of the Company Parties Stockholders Agreements.

(c)            Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2            Capitalization of the Group Companies.

(a)            Section 3.2(a) of the Company Parties Disclosure Schedules sets forth, with respect to Hyperfine, a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities issued and outstanding, together with the date of such issuance, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each Company Party Option and Company Party RSU, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions).

(b)           Section 3.2(b) of the Company Parties Disclosure Schedules sets forth, with respect to Liminal, a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities issued and outstanding, together with the date of such issuance, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each Company Party Option and Company Party RSU, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions).

(c)            All of the Equity Securities of each Company Party has been duly authorized and validly issued. All of the outstanding Company Parties Stock is fully paid and non-assessable. The Equity Securities of each Company Party (1) were not issued in violation of the Governing Documents of such Company Party or the Company Parties Stockholders Agreements or any other Contract to which the Company Party is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the Company Party Options, Company Party RSUs set forth on Section 3.2(a) or Section 3.2(b) of the Company Parties Disclosure Schedules or the Allowed Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), there are no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require a Company Party to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such Company Party. Each Company Party Option has been granted in compliance with or exempt from Section 409A of the Code, and each Company Party Option that is an incentive stock option within the meaning of Section 422 of the Code complies with Sections 422 of the Code; in connection therewith, the exercise price of each Company Party Option is no less than the fair market value of the Common Stock at the date of grant.

(d)           The Equity Securities of each Company Party are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Parties Stockholders Agreements). Except for the Company Parties Stockholders Agreements, there are no voting trusts, proxies or other Contracts to which a Company Party is a party with respect to the voting or transfer of the Company Party’s Equity Securities.

(e)           Section 3.2(e) of the Company Parties Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of each Company Party issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of a Company Party to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company Party. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of each Company Party.

(f)            None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(g)           Section 3.2(g) of the Company Parties Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(h)           Section 3.2(h) of the Company Parties Disclosure Schedules sets forth a list of all Transaction Payments of the Group Companies.

Section 3.3           Authority. Each Company Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of both Company Party Stockholder Written Consents, the execution and delivery of this Agreement, the Ancillary Documents to which each Company Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of a Company Party. This Agreement and each Ancillary Document to which each Company Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by each Company Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such Company Party (assuming that this Agreement and the Ancillary Documents to which the Company Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company Parties in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4           Financial Statements; Undisclosed Liabilities.

(a)           The Company Parties have made available to Parent a true and complete copy of (i) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2019 and December 31, 2020, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended, and (ii) the unaudited consolidated balance sheets of the Group Companies as of March 31, 2021 (the “Latest Balance Sheet Date”), and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the three-month periods then ended, without footnotes (clauses (i) and (ii) are collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Parties Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) in the case of the Financial Statements included in clause (i) only, were prepared in accordance with the standards of the PCAOB, and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)           (i) The audited consolidated balance sheets of the Group Companies as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended and (ii) the unaudited consolidated balance sheets of the Group Companies as of June 30, 2021, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the six-month periods then ended (collectively, the “Closing Company Parties Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company Party and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) in the case of the Financial Statements included in clause (i) only, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company Party’s auditors, and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c)           Except (i) as set forth on the face of the Financial Statements, (ii) for Liabilities incurred in the ordinary course of business since the applicable Latest Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to a Company Party and its Subsidiaries, taken as a whole, no Company Party and its Subsidiaries has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d)           Each Company Party and its Subsidiaries have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company Party’s and its Subsidiaries’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(e)           Except as set forth in Section 3.4(e) of the Company Parties Disclosure Schedule, since the incorporation of each Company Party, no Company Party or its Subsidiaries has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of a Group Company to each Company Party’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of a Group Company to each Company Party’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of a Group Company who have a significant role in the internal controls over financial reporting of a Group Company.

Section 3.5           Consents and Requisite Governmental Approvals; No Violations.

(a)           No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Company Party with respect to the Company Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company Party is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Sections 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificates of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)           Neither the execution, delivery or performance by a Company Party of this Agreement nor the Ancillary Documents to which the Company Party is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company Party’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.6           Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies.

Section 3.7           Material Contracts.

(a)           Section 3.7(a) of the Company Parties Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Parties Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Parties Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)           any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii)          any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the annual rental payments do not exceed $500,000 individually or $2,000,000 in the aggregate;

(iii)         any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the annual rental payments do not exceed $500,000 individually or $2,000,000 in the aggregate;

(iv)         any (A) joint venture, profit-sharing, partnership, collaboration, co- promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), payments to or from any Group Company in excess of $500,000 over the life of the Contract for any individual Contract or $2,000,000 over the life for all such Contracts, and (B) any Contract with respect to material Company Party Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));

(v)          any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Parent or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Parent or any of its Affiliates after the Closing;

(vi)         any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually for any individual Contract or $2,000,000 annually for all such Contracts, or (B) $2,000,000 over the life of the agreement;

(vii)        any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than any Company Party or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $1,000,000;

(viii)       any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix)          any Contract required to be disclosed on Section 3.19 of the Company Parties Disclosure Schedules;

(x)           any Contract with any Person (A) pursuant to which any Group Company (or Parent or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Rights;

(xi)          any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xii)         any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Parent or any of its Affiliates after the Closing); and

(xiii)        any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $1,000,000 or (B) aggregate payments to or from any Group Company in excess of $2,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b)           (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the applicable Company Party, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the applicable Company Party, the counterparties thereto are not in material breach of, or default under, any Material Contract.

Section 3.8           Absence of Changes. During the period beginning on the Latest Balance Sheet Date and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Company Party has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Parent if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xiv) or Section 5.1(b)(xv).

Section 3.9           Litigation. As of the date of this Agreement, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the knowledge of the applicable Company Party, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10         Compliance with Applicable Law. Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11         Employee Plans.

(a)           Section 3.11(a) of the Company Parties Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, each Group Company has provided Parent with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.

(b)           Each Employee Benefit Plan has been established, funded, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code. No Employee Benefit Plan is subject to Title IV of ERISA. No Group Company has or may have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Sections 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c)           Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d)           As of the date of this Agreement, there are no pending or, to the applicable Company Party’s knowledge, threatened in writing, claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). No Employee Benefit Plan is, or has been, the subject of an inquiry, examination, or audit by a Governmental Entity or has engaged in self-correction or a similar program in the last three (3) years. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e)           The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f)            No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” (as defined in Section 280G of the Code) of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g)           The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(h)           Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Section 3.12         Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)           None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)           There is (and since the incorporation of the applicable Company Party there has been) no Proceeding pending or, to the knowledge of the applicable Company Party, threatened in writing against any Group Company pursuant to Environmental Laws.

(c)           There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

Each Group Company has made available to Parent copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13         Intellectual Property.

(a)           Section 3.13(a) of the Company Parties Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Party Registered Intellectual Property, (ii) material proprietary Software other than Off-the-Shelf Software, (iii) Company Party Licensed Intellectual Property other than Off-the-Shelf Software and (iv) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Parties Disclosure Schedules lists, for each item of Company Party Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)           As of the date of this Agreement, all necessary fees and filings with respect to any material Company Party Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Party Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Party Registered Intellectual Property and, to the knowledge of the applicable Company Party, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)           A Group Company exclusively owns all right, title and interest in and to all material Company Parties Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Parties Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Parties Disclosure Schedules sets forth a list of all current Contracts as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company Parties Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to Parent. (x) The applicable Group Company has valid rights under all Contracts for Company Party Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Party Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, and (y), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d)           The Company Parties Owned Intellectual Property and the Company Party Licensed Intellectual Property constitutes (i) all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and (ii) all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Party Registered Intellectual Property and the Company Party Licensed Intellectual Property is valid, subsisting and enforceable (to the extent applicable), and all of the Group Companies’ rights in and to the Company Party Registered Intellectual Property, the Company Parties Owned Intellectual Property and the Company Party Licensed Intellectual Property, are valid and enforceable (to the extent applicable).

(e)           Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Parties Owned Intellectual Property (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Parties Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(f)            Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the knowledge of the applicable Company Party, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(g)           None of the Company Parties Owned Intellectual Property and, to the knowledge of the applicable Company Party, none of the Company Party Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Parties Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h)           Neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(i)            Since December 31, 2018, there is no material Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Parties Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(j)            To the knowledge of the applicable Company Party, no Person is infringing, misappropriating, misusing, diluting or violating any Company Parties Owned Intellectual Property in any material respect. Since December 31, 2018, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Parties Owned Intellectual Property in any material respect.

(k)           Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Parties Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the knowledge of the applicable Company Party, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Parties Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(l)            Except as set forth in Section 3.13(l) of the Company Parties Disclosure Schedules, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Parties Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Parties Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Parties Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Parties Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Parties Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14         Labor Matters.

(a)           Since the incorporation of each Company Party, (i) no Company Party or its Subsidiaries (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b)           Since the incorporation of each Company Party, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c)           No Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the applicable Company Party is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the knowledge of the applicable Company Party, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the knowledge of the applicable Company Party, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.

(d)           No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Section 3.15         Insurance. Section 3.15 of the Company Parties Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Parent. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16       Tax Matters.

(a)          Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)         Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)          No Group Company is currently the subject of a Proceeding with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed in each case with respect to material Taxes.

(d)         No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e)          No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f)          No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)         No Group Company will be required to include any item in taxable income, or exclude any item of deduction, for any period ending after the Closing Date by reason of (i) a change in method of accounting for any period (or portion thereof) ending on or before the Closing Date, (ii) a use of an improper method of accounting for any period (or portion thereof) ending on or before the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) an election made pursuant to Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) made on or prior to the Closing Date, (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date or (vi) any intercompany item under Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of state, local or non-U.S. Law) or excess loss account under Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of state, local or non-U.S. Law) entered into or created on or prior to the Closing Date.

(h)         The unpaid Taxes of the Group Companies (i) for all periods ending on or before the Latest Balance Sheet Date do not, in the aggregate, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not, in the aggregate, materially exceed that reserve as adjusted for operations and transactions through the Closing Date that occur in the ordinary course of business.

(i)           There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(j)           During the two (2) year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(k)          No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(l)           No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.

(m)         No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(n)          Each Group Company is tax resident only in its country of formation.

(o)         No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(p)          No Group Company has (i) deferred any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii)deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order. Each Group Company has to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and not sought (nor has any Affiliate that would be aggregated with such Group Company and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(q)         No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the knowledge of the applicable Company Party, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Parent Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.

Section 3.17        Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Parties Disclosure Schedules (which fees shall be the sole responsibility of the applicable Company Party, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the applicable Company Party or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18        Real and Personal Property.

(a)          Owned Real Property. No Group Company owns any real property.

(b)         Leased Real Property. Section 3.18(b) of the Company Parties Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Parent. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the knowledge of the applicable Company Party, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the knowledge of the applicable Company Party, any third party under any Real Property Lease, and, to the knowledge of the applicable Company Party, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.

(c)          Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

Section 3.19        Transactions with Affiliates. Section 3.19 of the Company Parties Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Parties Stockholder’s or a holder of Company Party Options’ status as a holder of Equity Securities of a Company Party and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20        Data Privacy and Security.

(a)          Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Laws (“Privacy and Data Security Policies”).

(b)         No Company Party or its Subsidiaries has received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.

(c)          Since the incorporation of each Company Party, (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT systems, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.

(d)         Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. Each Group Company has taken commercially reasonable steps to protect (1) the operation, confidentiality, integrity and security of the Company IT Systems and (2) Personal Data in the Group Company’s possession or control from unauthorized use, access, disclosure and modification.

Section 3.21        Compliance with International Trade & Anti-Corruption Laws.

(a)          Neither the Group Companies nor, to the knowledge of the applicable Company Party, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the incorporation of each Company Party, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, since the incorporation of each Company Party, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)         Neither the Group Companies nor, to the knowledge of the applicable Company Party, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22        Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Parent Shareholders or at the time of the Parent Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23        Regulatory Compliance.

(a)          The Group Companies are and since December 31, 2017 have been, in material compliance with all applicable Healthcare Laws and FDA Laws. Since December 31, 2017, none of the Group Companies has received any written notice, including any whistleblower complaint or qui tam suit, from any Governmental Entity or any other Person regarding any material violation of any applicable Healthcare Laws or FDA Laws.

(b)          All products developed, tested, investigated, produced, manufactured, labeled, packaged, stored, promoted, marketed, imported, exported, distributed, or sold by or on behalf of the Group Companies have been, and are being, developed, tested, investigated, produced, manufactured, labeled, packaged, distributed, stored, promoted, marketed, imported, exported, distributed and sold in compliance with applicable Law, including FDA Laws, including those relating to non-clinical research, clinical research, establishment registration, device listing, premarket notification, premarket approval, labeling, promotion, advertising, record-keeping, device importation and exportation, adverse event and malfunction reporting and reporting of corrections and removals. All manufacturing operations relating to the Group Companies’ products have been, and are being, conducted in compliance with 21 C.F.R. Part 820 or where applicable, comparable quality management system requirements, including, but not limited to, ISO 13485 (collectively, the “Quality System Regulation”).

(c)          Since December 31, 2017, all products manufactured or marketed by or on behalf of the Group Companies are, and have been, appropriately supported by applicable Permits, including 510(k) clearances or premarket approvals and appropriate device listings, and all products have been manufactured, marketed, labeled, promoted, and advertised in accordance with such Permits, and all such Permits are in full force and effect, in good standing, valid and enforceable. Any required supplements or amendments to such Permits have been submitted to the FDA, and the Group Companies and, to the knowledge of the applicable Company Party, their contract manufacturers have maintained or filed with FDA all material reports, documents, forms, notices, applications, records or claims that are necessary to comply with FDA Laws. No Governmental Entity has limited, suspended, revoked any product’s Permit, nor is a Governmental Entity considering limiting, suspending or revoking any product’s Permits or changing the marketing classification or labeling of any of the Group Companies’ products. The consummation of the Mergers would not cause the suspension, revocation or cancellation of any such Permit and no consent, approval, authorization of, registration, declaration or filing with or notice to any Governmental Entity will be required in connection with the consummation of the Mergers.

(d)         There are no Proceedings pending or threatened in writing by or on behalf of the FDA or any other Governmental Entity that has jurisdiction over the operations of any Group Company. Neither the Group Companies nor, to the knowledge of the applicable Company Party, their contract manufacturers (as it relates to products manufactured for Group Companies) are, or have been, subject to any administrative, regulatory or enforcement action by any Governmental Entity concerning noncompliance with any FDA Law or any obligation arising under an FDA inspection, warning letter, untitled letter, notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity.

(e)          No product manufactured, distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing, and there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field notification, field correction, safety alert, termination, seizure, denial, detention, or suspension of the manufacturing, marketing or distribution, of any such product, (ii) a change in the labeling of any such product or (iii) a termination, seizure, or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product.

(f)           Any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were and, if ongoing, are being conducted in accordance with experimental protocols, procedures and controls pursuant to applicable Laws, including FDA Laws, including without limitation, 21 C.F.R. Parts 812, 50, 54, 56, and GCP. No investigational device exemption (“IDE”) filed by or on behalf of Group Companies or clinical trial conducted by or on behalf of Group Companies has been terminated or suspended by the FDA, other Government Entity, or an institutional review board. No Company Party or its Subsidiaries has received any written notices or correspondence from the FDA, other Governmental Entity, or any institutional review board or other ethics committee exercising comparable authority threatening to initiate or require the termination, suspension, restriction or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Group Companies.

(g)         Group Companies have submitted all reports and records to the FDA as required by applicable Law (including FDA Laws), including, but not limited to, (i) reports required to be submitted under 21 C.F.R. Parts 803 and 806, and (ii) any required IDE reports, including, as applicable, safety reports and adverse device effect reports, unless such requirements are exempt. To the knowledge of the applicable Company Party, all filings, notifications, reports, and submissions to the FDA and any similar Governmental Entity made by or on behalf of the Group Companies were true, accurate and complete as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete as of the date of such update. To the knowledge of the applicable Company Party, no basis for liability exists with respect to any such filing, notification, submission, or report.

(h)          None of the Company Parties, nor any of their respective officers, employees, nor to the knowledge of the applicable Company Party, any of their respective agents or distributors have (i) made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any material Proceeding; or (ii) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy.

(i)           None of the Company Parties or its applicable Subsidiaries, nor any of their respective owners, directors, officers, employees, contractors or agents has been (i) debarred by the FDA under 21 U.S.C. § 335a, (ii) convicted of any crime for which debarment is mandated or permitted by 21 U.S.C. § 335a, (iii) convicted of or pled nolo contendere to sufficient facts regarding any violation of a Healthcare Law, including any Law applicable to a health care program defined in 42 U.S.C. §1320a-7b(f) (each, a “Federal Health Care Program”) or any other criminal offense that would result in mandatory exclusion from Federal Health Care Programs, (iv) excluded, suspended, disqualified or debarred from participation in, or are otherwise ineligible to participate in, any Federal Health Care Program, (v) excluded or debarred or listed on the General Services Administration-published list of parties excluded from procurement programs and non-procurement programs, (vi) a party to any corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, or similar agreement or settlement with any Governmental Entity with respect to any actual or alleged violation of any Healthcare Law or FDA Law, or (vii) party to a voluntary self-disclosure as may be required or permitted under any Healthcare Law or FDA Law.

(j)           Since December 31, 2017, each Group Company has, to the extent it offers products commercially, maintained a compliance program having the elements of an effective corporate compliance and ethics program identified in U.S.S.G. § 8B2.1. As of the date hereof, there are no material compliance complaints or reports outstanding, internal compliance investigations on-going or compliance corrective actions outstanding.

(k)          Since December 31, 2017, the Group Companies have been, (i) in compliance with HIPAA and all business associate agreements between customers and the Group Companies, as applicable; and (ii) the Group Companies have business associate agreements in place with Persons whose relationship with Group Companies, involves the collection, use, disclosure, storage or processing of patient data or protected health information by or on behalf of the Group Companies.

Section 3.24        Product Warranties; Product Liability.

(a)          Each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. There are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the knowledge of the applicable Company Party, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the knowledge of the applicable Company Party, there is no material design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.

(b)         There are no claims or other Proceedings pending, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.

Section 3.25        Investigation; No Other Representations.

(a)          The Company Parties, on their own behalf and on behalf of their respective Representatives, acknowledges, represents, warrants and agrees that (i) they have conducted their own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent Parties and (ii) it has been furnished with or given access to such documents and information about the Parent Parties and their respective businesses and operations as the Company Parties and their respective Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)         In entering into this Agreement and the Ancillary Documents to which they are or will be a party, the Company Parties have relied solely on their own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which they are or will be a party and no other representations or warranties of any Parent Party, any Parent Non-Party Affiliate or any other Person, either express or implied, and the Company Parties, on their own behalf and on behalf of their respective Representatives, acknowledge, represent, warrant and agree that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which they are or will be a party, none of the Parent Parties, any Parent Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26        Top Suppliers and Top Customers.

(a)          The Company Parties have provided to the Parent Parties a schedule of the top ten suppliers (the “Top Suppliers”) and top ten customers (the “Top Customers”) based on the aggregate value of the Company Parties’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020.

(b)         None of the Top Suppliers nor any of the Top Customers has, as of the date of this Agreement, notified a Group Company in writing, or to the knowledge of the applicable Company Party, verbally: (i) that it will, or, to the knowledge of the applicable Company Party, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company Party (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company Party or its business.

Section 3.27        EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY PARENT PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY PARTIES, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY PARENT PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE APPLICABLE COMPANY PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY PARENT NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY PARTIES, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY PARENT NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE PARENT PARTIES

Subject to Section 8.8, except as set forth (a) on the Parent Disclosure Schedules, or (b) in any Parent SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Parent Party hereby represents and warrants to the Company Parties as follows:

Section 4.1          Organization and Qualification. Each Parent Party is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2          Authority. Each Parent Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Parent Shareholder Approval and the approvals and consents to be obtained by each Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a Parent Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company or other similar action on the part of such Parent Party. This Agreement has been and each Ancillary Document to which a Parent Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Parent Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Parent Party (assuming this Agreement has been and the Ancillary Documents to which such Parent Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Parent Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3        Consents and Requisite Governmental Approvals; No Violations.

(a)          No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Parent Party with respect to such Parent Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) filing of the Certificates of Merger, (v) the approvals and consents to be obtained by each Merger Sub pursuant to Section 5.9, (vi) the Parent Shareholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Parent Material Adverse Effect.

(b)          Neither the execution, delivery or performance by a Parent Party of this Agreement nor the Ancillary Documents to which a Parent Party is or will be a party nor the consummation by a Parent Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Parent Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Parent Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Parent Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Parent Party, except in the case of clauses (ii) through (iv) above, as would not have a Parent Material Adverse Effect.

Section 4.4          Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Parent Disclosure Schedules (which fees shall be the sole responsibility of the Parent, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent for which Parent has any obligation.

Section 4.5          Information Supplied. None of the information supplied or to be supplied by or on behalf of either Parent Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Parent Shareholders or at the time of the Parent Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6          Capitalization of the Parent Parties.

(a)          As of the date of this Agreement, (i) 5,000,000 preference shares, par value $0.0001 per share, of Parent are authorized, and no such shares are issued and outstanding; (ii) 500,000,000 shares of Class A Shares, par value $0.0001 per share, of Parent are authorized and 21,314,000 shares are issued and outstanding; (iii) 50,000,000 shares of Class B Shares, par value $0.0001 per share, of Parent are authorized and 5,175,000 shares are issued and outstanding. All outstanding Equity Securities of Parent (except to the extent such concepts are not applicable under the applicable Law of Parent’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Parent and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Parent) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Upon the closing of the PIPE Financing, Parent has committed to issue 12,610,000 shares of New Parent Class A Common Stock to the PIPE Investors. Immediately following the Closing, all of the issued and outstanding Parent Common Stock will (A) be duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance in all material respects with applicable Law and (C) not have been issued in breach or violation of any preemptive rights or Contract to which Parent is a party or bound.

(b)         Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company Parties and Parent, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Parent, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Parent, there is no obligation of Parent, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Parent.

(c)          The Equity Securities of each Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which such Merger Sub is a party or bound. All of the outstanding Equity Securities of each Merger Sub are owned directly by Parent free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, Parent has no Subsidiaries other than the Merger Subs and does not own, directly or indirectly, any Equity Securities in any Person other than the Merger Subs.

Section 4.7          SEC Filings. Parent has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Parent SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Parent SEC Reports”). Each of the Parent SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Parent SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Parent SEC Reports or the Additional Parent SEC Reports (for purposes of the Additional Parent SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Parent SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports.

Section 4.8          Trust Account. As of the date of this Agreement, Parent has an amount in cash in the Trust Account equal to at least $207.0 million. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of January 26, 2021 (the “Trust Agreement”), between Parent and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect or, to Parent’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Parent Shareholders who shall have elected to redeem their Class A Shares pursuant to the Governing Documents of Parent or (iii) if Parent fails to complete a business combination within the allotted time period set forth in the Governing Documents of Parent and liquidates the Trust Account, subject to the terms of the Trust Agreement, Parent (in limited amounts to permit Parent to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Parent) and then the Parent Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Parent and the Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since January 29, 2021, Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Parent Shareholders who have elected to redeem their Parent Class A Common Stock pursuant to the Governing Documents of Parent, each in accordance with the terms of and as set forth in the Trust Agreement, Parent shall have no further obligation under either the Trust Agreement or the Governing Documents of Parent to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9          Transactions with Affiliates. Section 4.9 of the Parent Disclosure Schedules sets forth all Contracts between (a) Parent, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Parent or the Sponsor, on the other hand (each Person identified in this clause (b), a “Parent Related Party”), other than (i) Contracts with respect to a Parent Shareholder’s status as a holder of Parent Shares and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No Parent Related Party (A) owns any interest in any material asset used in the business of Parent, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Parent or (C) owes any material amount to, or is owed material any amount by, Parent. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Parent Related Party Transactions”.

Section 4.10        Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Parent’s knowledge, threatened against or involving any Parent Party that, if adversely decided or resolved, would be material to the Parent Parties, taken as a whole. None of the Parent Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Parent Party pending against any other Person.

Section 4.11        Compliance with Applicable Law. Each Parent Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a Parent Material Adverse Effect.

Section 4.12        Business Activities.

(a)          Since its incorporation, Parent has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Parent’s Governing Documents, there is no Contract binding upon any Parent Party or to which any Parent Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b)         Each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13          Internal Controls; Listing; Financial Statements.

(a)         Except as is not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent.

(b)           Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)         Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Parent Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister Parent Class A Common Stock or prohibit or terminate the listing of Parent Class A Common Stock on Nasdaq. Parent has not taken any action that is designed to terminate the registration of Parent Class A Common Stock under the Exchange Act.

(d)        The Parent SEC Reports contain true and complete copies of the applicable Parent Financial Statements. The Parent Financial Statements (i) fairly present in all material respects the financial position of Parent as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Parent Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)           Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Parent’s and its Subsidiaries’ assets. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained books and records of Parent in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Parent in all material respects.

(f)           Since its incorporation, Parent has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Parent to Parent’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Parent to Parent’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

Section 4.14           No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Parent Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the Parent Disclosure Schedules), (c) that are incurred in connection with or incident or related to a Parent Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company Parties) or (f) set forth or disclosed in the Parent Financial Statements included in the Parent SEC Reports, none of the Parent Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15           Tax Matters.

(a)            Parent has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Parent has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)            Parent has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)           Parent is not currently the subject of a Proceeding with respect to material taxes. Parent has not been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed, in each case with respect to material Taxes.

(d)            Parent has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e)            No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Parent Party which agreement or ruling would be effective after the Closing Date.

(f)            None of the Parent Parties is and none of the Parent Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)            Each Parent Party is tax resident only in its country of organization, incorporation or formation, as applicable.

(h)          Parent has (i) not deferred any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order. Parent has to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and not sought (nor has any Affiliate that would be aggregated with the Parent and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(i)         None of the Parent Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the knowledge of Parent, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Parties Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.

Section 4.16          Investigation; No Other Representations.

(a)           Each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)            In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Parent Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company Parties, any Company Non-Party Affiliate or any other Person, either express or implied, and each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company Parties, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17          Compliance with International Trade & Anti-Corruption Laws.

(a)           Since Parent’s incorporation, neither Parent nor, to Parent’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, since Parent’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)           Since Parent’s incorporation, neither Parent nor, to Parent’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.18       EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO A COMPANY PARTY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE PARENT PARTIES, ANY PARENT NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH PARENT PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY PARENT PARTY THAT HAVE BEEN MADE AVAILABLE TO A COMPANY PARTY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY PARENT PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH PARENT PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY PARENT PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY PARENT PARTY, ANY PARENT NON- PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY A COMPANY PARTY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Article 5
COVENANTS

Section 5.1             Conduct of Business of the Company Parties.

(a)            From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall, and each Company Party shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Parties Disclosure Schedules, or as consented to in writing by Parent (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b)           Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall, and each Company Party shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Parties Disclosure Schedules or as consented to in writing by Parent (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xi), Section 5.1(b)(xiii), Section 5.1(xiv), Section 5.1(b)(xv) or Section 5.1(b)(xvi) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)          declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of a Company Party’s Subsidiaries to such Company Party or any Subsidiary that is, directly or indirectly, wholly owned by the Company Party;

(ii)          (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)         adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Parties Stockholders Agreements;

(iv)        transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) other than as allowed in Section 5.1(b)(viii), any options, stock appreciation rights, restricted stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of a Company Party upon the exercise, vesting or conversion, as applicable, of any Company Party Options or Company Party RSUs outstanding on the date of this Agreement in accordance with the terms of the applicable Company Parties Equity Plan and the underlying grant, award or similar agreement;

(v)         sell, exclusively license, abandon, permit to lapse, assign, or transfer any material Company Parties Owned Intellectual Property;

(vi)        incur, create or assume any Indebtedness, other than ordinary course trade payables;

(vii)       make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between a Company Party and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(viii)        except (w) as required under the terms of any Employee Benefit Plan of any Group Company that is in effect as of the date hereof and that is set forth on Section 3.11(a) of the Company Parties Disclosure Schedules, (x) in the ordinary course of business consistent with past practice or as otherwise required by Law and (y) as to the granting of Company Party Options and Company Party RSUs with respect to authorized but unallocated shares that remain available for grant under the Company Parties Equity Plans as of the date hereof or become available for grant as a result of Company Party Option or Company Party RSU forfeitures (the “Allowed Awards”) and (z) as to the granting of certain management cash and equity incentives as mutually agreed by the Company Parties and Parent and disclosed on Section 3.2(h) of the Company Parties Disclosure Schedules, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement other than in the ordinary course of business consistent with past practice, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(ix)           make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(x)        enter into any settlement, conciliation or similar Contract (other than in connection with repayment of, or making arrangements regarding forgiveness of or escrow of amounts that may be owed pursuant to, loans extended to the Company under the Paycheck Protection Program of the Small Business Administration in amounts not to exceed $177,991 plus the interest accrued thereon in accordance with the terms of such loans) the performance of which would involve the payment by the Group Companies in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Parent or any of its Affiliates after the Closing);

(xi)        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xii)       change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii)        enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xiv)         make any Transaction Payment that is not set forth on Section 3.2(h) of the Company Parties Disclosure Schedules;

(xv)          other than as allowed in Section 5.1(b)(viii), (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix); or

(xvi)         enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the applicable Company Party, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of Hyperfine reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company Parties shall give Parent prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for a Company Party to give the prior written notice described in this clause (i), the Company Party shall instead give such written notice to Parent promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xiii), Section 5.1(b)(xiv), Section 5.1(b)(xv) or Section 5.1(b)(xvi) (to the extent related to any of the foregoing).

Section 5.2            Efforts to Consummate; Litigation.

(a)          Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Investor Subscription Agreements and (iii) the Company Parties taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Parties Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to a Company Party or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Parent)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The applicable Company Party shall bear the costs incurred in connection with obtaining such Consents; provided, however, that the Company Parties shall pay fifty percent (50%) of the HSR Act filing fee and Parent shall pay the other fifty percent (50%); provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Parent shall promptly inform the Company Parties of any communication between any Parent Party, on the one hand, and any Governmental Entity, on the other hand, and the Company Parties shall promptly inform Parent of any communication between a Company Party, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Parent and the Company Parties. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with Parent’s and the applicable Company Party’s prior written consent.

(b)            From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parent Parties, on the one hand, and the Company Parties, on the other hand, shall give counsel for the Company Parties (in the case of any Parent Party) or Parent (in the case of the Company Parties), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Parent Party, Hyperfine, or, in the case of a Company Party, Parent in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Parent Party, Hyperfine, or, in the case of a Company Party, Parent, the opportunity to attend and participate in such meeting or discussion.

(c)            Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d)            From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Parent, on the one hand, and the Company Parties, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Parent, any of the Parent Parties or any of their respective Representatives (in their capacity as a representative of a Parent Party) or, in the case of the Company Parties, any Group Company or any of their respective Representatives (in their capacity as a representative of a Company Party). Parent and the Company Parties shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Parent shall, subject to and without limiting the covenants and agreements, and the rights of the Company Parties, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall Parent or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company Parties (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for a Company Party to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of such Company Party and its Representatives that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any Company Party or Representative thereof or would otherwise constitute a Company Party Liability or (y) any non-monetary, injunctive, equitable or similar relief against any Company Party or (C) contains an admission of wrongdoing or Liability by a Company Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall any Company Party or any of their respective Representatives settle or compromise any Transaction Litigation without the Parent’s prior written consent.

Section 5.3             Confidentiality and Access to Information.

(a)        The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)            From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company Parties shall provide, or cause to be provided, to Parent and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Parent or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company Parties shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any Parent Party, any Parent Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company Parties shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)            From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Parent shall provide, or cause to be provided, to each Company Party and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Parent Parties (in a manner so as to not interfere with the normal business operations of the Parent Parties). Notwithstanding the foregoing, Parent shall not be required to provide, or cause to be provided to, a Company Party or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Parent Party is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Parent Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Parent Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Parent shall use, and shall cause the other Parent Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a Parent Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Parent shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4             Public Announcements.

(a)            Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, each Company Party and Parent or, after the Closing, Parent; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company Parties, if the disclosing party is any Parent Party, or Parent, if the disclosing party is a Company Party, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Parent and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.

(b)          The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company Parties and Parent prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company Parties shall have the opportunity to review and comment upon prior to filing and Parent shall consider such comments in good faith. The Company Parties, on the one hand, and Parent, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company Parties or Parent, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Parent shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5            Tax Matters.

(a)            Tax Treatment.

(i)           The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Required Parent Shareholder Approval has been obtained Parent and the Company Parties mutually determine in good faith that one or both of the Mergers, as applicable, are not reasonably expected to qualify as a transaction under Section 351(a) of the Code and that such Merger or Mergers, as applicable, are not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a subsequent merger or mergers, as applicable, to take place immediately after one or both of the Mergers whereby the surviving company in one or both of the Mergers, as applicable, would merge with and into a new limited liability company that is a wholly-owned Subsidiary of Parent (“Newco”), with Newco being the surviving company in such mergers.

(ii)          Parent and the Company Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure would reasonably be expected to prevent or impede the Mergers qualifying for the Intended Tax Treatment.

(iii)         If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, Parent and the Company Parties shall deliver to counsel rendering such opinion customary Tax representation letters satisfactory to such counsel (the “Tax Letters”), dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel.

(b)           Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding.

Section 5.6             Exclusive Dealing.

(a)            From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Each Company Party agrees to (A) notify Parent promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Parent reasonably informed on a current basis of any modifications to such offer or information.

(b)            From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Parent Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Parent Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Parent Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Parent Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Parent Party (or any Affiliate or successor of any Parent Party) other than the PIPE Financing; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Parent agrees to (A) notify the Company Parties promptly upon receipt of any Parent Acquisition Proposal by any Parent Party, and to describe the material terms and conditions of any such Parent Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Parent Acquisition Proposal) and (B) keep the Company Parties reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7          Preparation of Registration Statement / Proxy Statement. Promptly following the date of this Agreement, Parent and the Company Parties shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or a Company Parties, as applicable), and Parent shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement of Parent which will be included therein and which will be used for the Parent Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Parent’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Nasdaq). Each of Parent and each Company Party shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Parent, on the one hand, and the Company Parties, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Parent to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Parent Party, the Company Parties, or, in the case of the Company Parties, Parent, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Parent, the Company Parties, or, in the case of the Company Parties, Parent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Parent shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Parent Shareholders. Parent shall as promptly as reasonably practicable advise the Company Parties of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, and Parent and the Company Parties shall each use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parent Parties, on the one hand, and the Company Parties, on the other hand, shall give counsel for Hyperfine (in the case of any Parent Party) or Parent (in the case of any Company Party), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to the SEC or Nasdaq relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with the SEC or Nasdaq in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Parent Party, the Company Parties, or, in the case of a Company Party, Parent in advance and, to the extent not prohibited by the SEC or Nasdaq, gives, in the case of any Parent Party, the Company Parties, or, in the case of a Company Party, Parent, the opportunity to attend and participate in such meeting or discussion.

Section 5.8           Parent Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Parent shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of the Parent Shareholders (the “Parent Shareholders Meeting”) in accordance with the Governing Documents of Parent, for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its Parent Shareholders with the opportunity to elect to effect a Parent Shareholder Redemption. Parent shall, through unanimous approval of its board of directors, recommend to the Parent Shareholders (the “Parent Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (ii) the adoption and the approval of the Domestication (the “Domestication Proposal”); (iii) the approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval of the amendments to the Governing Documents of Parent contemplated by the Parent Certificate of Incorporation and the Parent Bylaws (the “Governing Document Proposals”); (v) the approval of the directors in accordance with Section 5.16 (the “Directors Proposal”); (vi) the adoption and approval of the Parent Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by Parent and the Company Parties as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the Parent Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that Parent may adjourn the Parent Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Parent has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Shareholders prior to the Parent Shareholders Meeting or (D) if the holders of Parent Class A Shares have elected to redeem a number of Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company Parties, in no event shall Parent adjourn the Parent Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The Parent recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, Parent covenants that none of the Parent Board or Parent nor any committee of the Parent Board shall withdraw or modify, or propose publicly or by formal action of the Parent Board, any committee of the Parent Board or Parent to withdraw or modify, in a manner adverse to the Company Parties, the Parent Board Recommendation or any other recommendation by the Parent Board or Parent of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.9          Merger Subs Stockholder Approvals. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Parent, as the sole stockholder of each Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which each Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 5.10        Conduct of Business of Parent. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the Parent Disclosure Schedules or as consented to in writing by Hyperfine (after good faith consultation with Liminal), do any of the following:

(a)          adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any Parent Party or any of its Subsidiaries;

(b)         declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Parent or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Parent or any of its Subsidiaries, as applicable;

(c)          split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)            incur, create or assume any Indebtedness or other Liability (including, and notwithstanding anything to the contrary, any incur, create or assume any Indebtedness under any Contract with the Sponsor or any Affiliate thereof);

(e)             make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Parent or any of its Subsidiaries;

(f)             issue any Equity Securities of Parent or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Parent or any of its Subsidiaries;

(g)           enter into, renew, modify or revise any Parent Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Parent Related Party Transaction);

(h)           engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(i)            make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j)             authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k)           enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(l)             enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company Parties, directly or indirectly, the right to control or direct the operations of any Parent Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Parent Party from using the funds held by Parent outside the Trust Account to pay any Parent Expenses or Parent Liabilities or from otherwise distributing or paying over any funds held by Parent outside the Trust Account that were loaned to Parent by the Sponsor with the prior written approval of the Company Parties to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11        Nasdaq Listing. Parent shall use its reasonable best efforts to cause: (a) Parent to satisfy all applicable listing requirements of Nasdaq and (b) the Parent Common Stock issuable in accordance with this Agreement, including the Mergers, to be approved for listing on Nasdaq (and the Company Parties shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 5.12         Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Parent shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Parent pursuant to the Parent Shareholder Redemption, (B) pay the amounts due to the underwriters of Parent’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Parent in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13        Transaction Support Agreements; Company Stockholder Approval; PIPE Investor Subscription Agreements.

(a)        As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company Parties shall deliver, or cause to be delivered, to Parent the Transaction Support Agreements duly executed by each Supporting Company Person.

(b)         As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Parties Stockholder Written Consent Deadline”), each Company Party shall obtain and deliver to Parent a true and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) approving this Agreement, the Ancillary Documents to which the Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) that is duly executed by the Company Parties Stockholders that hold at least the requisite number of issued and outstanding Company Parties Stock required to approve and adopt such matters in accordance with the DGCL, the Company Party’s Governing Documents and the Company Parties Stockholders Agreements (each, a “Company Party Stockholder Written Consent”). Each Company Party, through its board of directors, shall recommend to the holders of Company Parties Stock the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers).

(c)         Parent has delivered to the Company Parties true, correct and complete copies of each of the PIPE Investor Subscription Agreements entered into by Parent with the PIPE Investors, pursuant to which the PIPE Investors have committed to provide equity financing to Parent resulting in Aggregate Closing PIPE Proceeds of at least $126,100,000. Parent may not terminate, modify or waive any provisions of any PIPE Investor Subscription Agreement without the prior written consent of Hyperfine; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any PIPE Investor Subscription Agreement shall not require the prior written consent of Hyperfine.

Section 5.14        Parent Indemnification; Directors’ and Officers’ Insurance.

(a)          Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Parent Party, as provided in the applicable Parent Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Parent will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Parent shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Parent Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Parent Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Parent Party (the “Parent D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Parent D&O Person was a director or officer of any Parent Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)         Parent shall not have any obligation under this Section 5.14 to any Parent D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Parent D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)          For a period of six (6) years after the Effective Time, Parent shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Parent Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Parent’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, Parent shall purchase a six-year extended reporting period or tail insurance policy that affords coverage which is comparable to Parent’s existing directors’ and officers’ liability insurance program and which insures those Persons who are currently covered under Parent’s existing directors’ and officers’ liability insurance program. In either event, Parent shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by Parent prior to the date of this Agreement and, in such event, Parent shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by Parent prior to the date of this Agreement.

(d)          If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Parent shall assume all of the obligations set forth in this Section 5.14.

(e)           The Parent D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Parent.

Section 5.15        Company Indemnification; Directors’ and Officers’ Insurance.

(a)          Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Parent will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Parent shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company Parties D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company Parties D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)          None of Parent or the Group Companies shall have any obligation under this Section 5.15 to any Company Parties D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company Parties D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)          Each Company Party shall purchase, at or prior to the Closing, and Parent shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of its Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (each, a “Company Party D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under a Company Party’s or its Subsidiaries’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company Parties, Parent or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the applicable Company Party or its Subsidiaries prior to the date of this Agreement and, in such event, such Company Party, Parent or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Company Party or its Subsidiaries prior to the date of this Agreement.

(d)         If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Parent shall assume all of the obligations set forth in this Section 5.15.

(e)        The Company Parties D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Parent.

Section 5.16        Post-Closing Directors and Officers.

(a)          Parent shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the Parent Board shall initially consist of up to nine (9) directors; (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.16(b) and Section 5.16(c); (iii) the members of the compensation committee, audit committee and nominating committee of the Parent Board are the individuals determined in accordance with Section 5.16(d); and (iv) the officers of Parent are the individuals determined in accordance with Section 5.16(e).

(b)           Parent shall designate one (1) individual to serve as a director on the Parent Board immediately after the Effective Time.

(c)           Dr. Jonathan M. Rothberg shall designate all of the remaining individuals to serve as directors on the Parent Board immediately after the Effective Time, including himself, who will be designated the non-executive Vice Chairman, and including Scott Huennekens, who will be designated as Executive Chairman of the Parent Board.

(d)           Immediately after the Effective Time, the individuals designated by Parent and the Company Parties shall serve on the committee(s) of the Parent Board.

(e)           Immediately after the Effective Time, the individuals designated by Parent and the Company Parties shall be the officers of Parent.

Section 5.17          PCAOB Financials.

(a)          As promptly as reasonably practicable, each Company Party shall deliver to Parent (i) its Closing Company Parties Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of Hyperfine and its Subsidiaries as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (the “PCAOB Financial Statements”) (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the applicable Company Party’s auditor and (D) will comply in all respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)         Each Company Party shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Parent in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18         Parent Incentive Equity Plan;. Prior to the effectiveness of the Registration Statement / Proxy Statement, the Parent Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit G and with any changes or modifications thereto as the Company Parties and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company Parties or Parent, as applicable) (the “Parent Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving a number of shares of Parent Common Stock for grant thereunder equal to (i) ten percent (10%) of the number of shares of Parent Common Stock outstanding following the Closing after giving effect to the Mergers and the transactions contemplated hereby, including, without limitation, the PIPE Financing, plus (ii) the number of Allowed Awards not yet granted as of immediately prior to the Effective Time, if any. The Parent Incentive Equity Plan will provide that the Parent Common Stock reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to four percent (4%) of Parent Common Stock outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the Parent Incentive Equity Plan.

Section 5.19       FIRPTA Certificates. At or prior to the Closing, each Company Party shall deliver, or cause to be delivered, to Parent (a) a certificate, duly executed by such Company Party, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company Party has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Parent and (b) an IRS Form W-9 duly executed by such Company Party.

Section 5.20       Section 280G of the Code. Each Company Party shall (a) use its reasonable commercial efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by the respective Company Party’s shareholders the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. No later than five (5) Business Days before the Closing Date, the Company shall provide to Parent or its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall consider in good faith Parent’s comments. Prior to the Closing Date, the Company Party shall deliver to Parent evidence that (x) a vote of the respective Company Party’s shareholders was received in conformance with Section 280G of the Code and the regulations thereunder, or (y) such requisite Company Party shareholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be paid or provided.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1          Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)           the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b)           no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c)          the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)           each Company Party Stockholder Written Consent shall have been obtained;

(e)           the Required Parent Shareholder Approval shall have been obtained; and

(f)          after giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2            Other Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Parent (on behalf of itself and the other Parent Parties) of the following further conditions:

(a)        (i) the Company Parties Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a), Section 3.2(b) and Section 3.8(a)) and the representations and warranties of the Company Parties set forth in Section 3.16(q) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the of the Company Parties set forth in Article 3 (other than the Company Parties Fundamental Representations and the representations and warranties of the Company Parties set forth in Section 3.16(q)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)         Each Company Party shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by such Company Party under this Agreement at or prior to the Closing;

(c)          since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d)         at or prior to the Closing, the Company Parties shall have delivered, or caused to be delivered, to Parent the following documents:

(i)            a certificate duly executed by an authorized officer of each Company Party, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Parent; and

(ii)           the Advisory Agreement duly executed by Dr. Jonathan M. Rothberg.

Section 6.3         Other Conditions to the Obligations of the Company Parties. The obligations of the Company Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company Parties of the following further conditions:

(a)         (i) the Parent Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the Parent Parties set forth in Section 4.15(h) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Parent Parties (other than the Parent Fundamental Representations and the representations and warranties of the Parent Parties set forth in Section 4.15(i)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Parent Material Adverse Effect;

(b)          the Parent Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)           the Aggregate Transaction Proceeds shall be equal to or greater than $125,000,000;

(d)          Parent’s listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, Parent shall satisfy any applicable listing requirements of Nasdaq, and Parent shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Parent Common Stock (including, for the avoidance of doubt, the Parent Common Stock to be issued pursuant to the Merger) shall have been approved for listing on Nasdaq;

(e)         the Parent Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a)(i) and (ii);

(f)           at or prior to the Closing, Parent shall have delivered, or caused to be delivered, the following documents to the Company Parties:

(i)          a certificate duly executed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company Parties;

(ii)           the Advisory Agreement duly executed by Parent; and

(iii)          the Registration Rights Agreement duly executed by Parent.

Section 6.4          Frustration of Closing Conditions. The Company Parties may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by either Company Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the Parent Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a Parent Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

Article 7
TERMINATION

Section 7.1          Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)          by mutual written consent of Parent and each Company Party;

(b)          by Parent, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if a Company Party has failed to perform any covenant or agreement on the part of such Company Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to such Company Party by Parent, and (ii) the Termination Date; provided, however, that none of the Parent Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)          by a Company Party, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Parent Party has failed to perform any covenant or agreement on the part of such applicable Parent Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent by the Company Parties and (ii) the Termination Date; provided, however, the Company Parties are not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)           by either Parent or a Company Party, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 6, 2022 (the “Termination Date”); provided, that

(i)            the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Parent if any Parent Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and

(ii)         the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a Company Party if a Company Party’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)          by either Parent or a Company Party, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)           by either Parent or a Company Party if the Parent Shareholders Meeting has been held (including any adjournment thereof), has concluded, the Parent Shareholders have duly voted and the Required Parent Shareholder Approval was not obtained; or

(g)         by Parent, if a Company Party does not deliver, or cause to be delivered to Parent (i) a Transaction Support Agreement duly executed by each Supporting Company Person in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) both Company Party Stockholder Written Consents in accordance with Section 5.13(b) on or prior to the Company Parties Stockholder Written Consent Deadline.

Section 7.2          Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any PIPE Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

Article 8
MISCELLANEOUS

Section 8.1          Non-Survival. Other than those representations, warranties and covenants set forth in Sections 2.1, 2.6, 2.9, 3.25, 3.27, 4.16 and 4.18, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any Parent Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2           Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) Parent and each Company Party prior to Closing and (b) Parent and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.

Section 8.3           Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Parent and each Company Party prior to the Closing and (b) Parent and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4           Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)           If to any Parent Party, to:

c/o HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

Attention: Christopher Gaulin

E-mail: chris@hccspac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, TX 77002

Attention: Debbie Yee; Sean T. Wheeler; Cephas Sekhar

E-mail: debbie.yee@kirkland.com; sean.wheeler@kirkland.com; cephas.sekhar@kirkland.com

(b)        If to Hyperfine, to:

Hyperfine, Inc.

351A New Whitfield Street

Guilford, CT 06437

Attention: Jonathan M. Rothberg

Email: jonathan.rothberg@gmail.com

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention: Michael L. Fantozzi

E-mail: MLFantozzi@mintz.com

(c)        If to Liminal, to:

Liminal Sciences, Inc.

351A New Whitfield Street

Guilford, CT 06437

Attention: Jonathan M. Rothberg

Email: jonathan.rothberg@gmail.com

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention: Michael L. Fantozzi

E-mail: MLFantozzi@mintz.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware; provided, however, to the extent applicable, that the Companies Act shall also apply to the Domestication.

Section 8.6           Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company Parties shall pay, or cause to be paid, their respective Unpaid Company Expenses and Parent shall pay, or cause to be paid, all Unpaid Parent Expenses and (b) if the Closing occurs, then Parent shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Parent Expenses.

Section 8.7          Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Parent, any documents or other materials posted to the electronic data room located www.securedocs.com under the project name “Project Optimus” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement and any other documents or materials posted prior to the date hereof or delivered to Parent or its Representatives which posting or delivery was acknowledged by email by Parent or its Representatives; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8           Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Parties Disclosure Schedules or in the Parent Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Parties Disclosure Schedules) or Article 4 (in the case of the Parent Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Parties Disclosure Schedules) or Article 4 (in the case of the Parent Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9           Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10         Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11         Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12         Knowledge of Company; Knowledge of Parent. For all purposes of this Agreement, the phrase “to the knowledge of the applicable Company Party”, “to the applicable Company Party’s knowledge” and “known by the applicable Company Party” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Parties Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Parent’s knowledge” and “to the knowledge of Parent” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Parent Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Parties Disclosure Schedules or Section 8.12(b) of the Parent Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13         No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Parent Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company Parties, and the Parent Non-Party Affiliates, in the case of Parent, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company Parties, Parent or any Non-Party Affiliate concerning any Group Company, any Parent Party, this Agreement or the transactions contemplated hereby.

Section 8.14         Extension; Waiver. The Company Parties prior to the Closing and the Company Parties and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Parent Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Parent Parties set forth herein or (c) waive compliance by the Parent Parties with any of the agreements or conditions set forth herein. Parent may (i) extend the time for the performance of any of the obligations or other acts of either or both of the Company Parties, set forth herein, (ii) waive any inaccuracies in the representations and warranties of either or both of the Company Parties set forth herein or (iii) waive compliance by either or both of the Company Parties with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15        Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16         Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17        Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18        Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the SEC (File Nos. 333-252002) on January 28, 2021 (the “Prospectus”). Each Company Party acknowledges and agrees and understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public shareholders (including overallotment shares acquired by Parent’s underwriters, the “Public Shareholders”), and Parent may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Company Party hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company Parties nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or any of its Representatives, on the one hand, and, the Company Parties or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Each Company Party, on its own behalf and on behalf of its respective Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Parent or its Affiliates).

*   *   *   *   *   *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Christopher Gaulin
Name:	Christopher Gaulin
Title:	Chief Executive Officer

OPTIMUS MERGER SUB I, INC.

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	President

OPTIMUS MERGER SUB II, INC.

By:	/s/ Christine Clarke
Name:	Christine Clarke
Title:	President

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

HYPERFINE, INC.

By:	/s/ Jonathan M. Rothberg
Name:	Jonathan M. Rothberg
Title:	Executive Vice Chairman

LIMINAL SCIENCES, INC.

By:	/s/ Jonathan M. Rothberg
Name:	Jonathan M. Rothberg
Title:	Executive Chairman

[Signature Page to Business Combination Agreement]

Exhibit 10.1

SUBSCRIPTION AGREEMENT

[●], 2021

HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) among HealthCor Catalio Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Hyperfine, Inc. and Liminal Sciences, Inc. (collectively, “Targets”), pursuant to that certain Business Combination Agreement, dated as of [●], 2021 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Targets and certain other parties named therein, the Company is seeking commitments to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”). Prior to the Closing (as defined below), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “Domestication”). In connection therewith, the undersigned subscriber (the “Subscriber”) and the Company agree in this subscription agreement (this “Subscription Agreement”) as follows:

1.             Subscription. As of the date written above, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share and on the terms and subject to the conditions provided for herein. Subscriber understands that, pursuant to the Domestication (which will be completed prior to issuance of the Shares), the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation. On or about the date of this Subscription Agreement, the Company is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase on the Closing Date (as defined below), inclusive of the Shares, an aggregate amount of up to 12,610,000 shares of Common Stock at the per share Purchase Price.

2.             Closing; Delivery of Shares.

(a)            The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.

(b)           The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. On or prior to the Scheduled Closing Date, the Subscriber shall deliver to the Escrow Account the aggregate Purchase Price for the Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Subscriber of the Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 2(c) below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber.

(c)           On the Closing Date, promptly after the Closing, the Company shall deliver (or cause the delivery of) the Shares in book-entry form with a restrictive legend as contemplated in Section 5(b) hereof in the amount as set forth on the signature page to the Subscriber as indicated on the signature page. In the event the Transaction Closing does not occur within three (3) business days of the Scheduled Closing Date, unless otherwise instructed by the Subscriber, the Company shall promptly (but not later than one (1) business day thereafter) cause the Escrow Agent to return the Purchase Price to the Subscriber.

(d)           Notwithstanding anything to the contrary herein, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing Section 2(b) and (c), the following shall apply: such Subscriber shall deliver at 9:00 a.m. New York City time on the Closing Date (or as soon as practicable thereafter) but in any case only following receipt by the Subscriber of evidence from the Company’s transfer agent (the “Transfer Agent”) of the issuance to Subscriber (or its nominee in accordance with its delivery instructions) of the Shares on and as of the Closing Date) the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company against delivery by the Company to Subscriber of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions). In the event that the consummation of the Transaction does not occur within two (2) business days after the anticipated Closing Date specified in the Closing Notice, the Company shall promptly (but in no event later than one (1) business day thereafter) return the funds so delivered by Subscriber to the Company by wire transfer without deduction in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled.

3.             Closing Conditions. In addition to the conditions set forth in Section 2 above:

(a)           The Closing is also subject to the satisfaction or waiver in writing by each party of the conditions that, on the Closing Date:

(i)             no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii)            no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby or the Transaction illegal or then restrains or prohibits the consummation of the transactions contemplated hereby or the Transaction, and

(iii)           all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing) and the Transaction shall be consummated substantially concurrently with the Closing.

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(b)           The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)             all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date);

(ii)            the Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement; and

(iii)           the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

(c)           The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or waiver in writing by the Subscriber of the additional conditions that, on the Closing Date:

(i)             all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);

(ii)            the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;

(iii)           the Shares shall have been approved for listing on Nasdaq (as defined below), subject to notice of issuance thereof;

(iv)          no amendment, waiver or modification of any provision of the Transaction Agreement or Company’s organizational documents (as the same exist on the date hereof and as provided to the Subscriber) shall have occurred that would materially and adversely affect the business of Targets (provided that any amendment, waiver or modification to the Company’s organizational documents contemplated by the Transaction Agreement and any of its exhibits shall be deemed acceptable); and

(v)           there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the Other Subscribers thereunder unless the Subscriber has been offered substantially the same benefits.

(vi)          a cross receipt executed by the Company shall have been delivered to the Subscriber certifying that it has received the Purchase Price from the Subscriber as of the Closing Date.

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4.             Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is validly existing and in good standing under the laws of its jurisdiction of organization.

(b)           The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will be free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or under any agreement or other instrument to which it is a party or by which it is otherwise bound.

(c)            This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Subscriber, is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d)           Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5 of this Subscription Agreement, the execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with Nasdaq listing rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would, individually or in the aggregate, have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e)           The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than Jefferies LLC, Wells Fargo Securities, LLC and Evercore Group L.L.C. in their capacities as co-placement agents (each, a “Placement Agent” and collectively, the “Placement Agents”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.

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(f)            The Company is not, and immediately after receipt of payment for the Shares, will not be, (i) an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(g)           Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”).

(h)           The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, and neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of Common Stock in the Offering.

(i)            The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement.

(j)             The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(k)           Neither the Company nor anyone acting on its behalf has offered the Shares or any similar securities for sale to, or solicited any offer to buy the Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

(l)            The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance of this Subscription Agreement (including without limitation, the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 6, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“SEC”) under Regulation D under the Securities Act, and the rules and regulations of the SEC promulgated thereunder, if applicable, (iv) those required by Nasdaq, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, and (vii) the failure of which to obtain would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

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(m)          A copy of each report, statement, schedule, prospectus and registration statement filed by the Company prior to the date of this Subscription Agreement (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. The Company has timely filed each SEC Document that the Company was required to file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since its initial registration of the Class A Shares with the SEC. As of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.

(n)           As of the date hereof, the authorized share capital of the Company consists of (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) and (iii) 5,000,000 preference shares, par value $0.0001 per share (“Preference Shares”). As of the date hereof, (i) 121,304,000 Class A Shares, 5,175,000 Class B Shares and no Preference Shares are issued and outstanding; and (ii) no Class A Shares, Class B Shares or Common Stock is subject to issuance upon exercise of outstanding options. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and non-assessable and is not subject to preemptive or similar rights, except as (x) set forth above or (y) pursuant to the Subscription Agreements or the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Shares, Class B Shares or Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Optimus Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and Optimus Merger Sub II, Inc., a Delaware corporation (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Subs), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (1) the letter agreement entered into by the Company in connection with the Company’s initial public offering on January 26, 2021, pursuant to which HC Sponsor LLC and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (2) as contemplated by the Merger Agreement. Other than Class B Shares, which have the anti-dilution rights described in the Company’s amended and restated certificate of incorporation and which such rights will be waived in connection with the Transaction, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (I) the Shares, (II) the shares to be issued pursuant to any Other Subscription Agreement or (III) any other securities to be issued in connection with the Transaction (including, without limitation, any securities to be issued to securityholders of the Company or the Targets in connection with the Transaction). As of the date hereof, the Company had no outstanding indebtedness, other than an amount not exceeding the sum of (i) indebtedness disclosed in the SEC Documents and (ii) indebtedness in an aggregate amount which does not exceed $1,000,000.

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(o)           Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(p)           The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and is listed for trading on Nasdaq under the symbol “HCAQ”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on Nasdaq. The Company has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act. Upon consummation of the Transaction, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act, and the Common Stock, including the Shares, will be listed for trading on Nasdaq.

(q)           The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber that is effecting a pledge of Shares shall not be required to provide the Company with any notice thereof; provided further, that such pledge shall not cause Company to violate Regulations T, U or X, as applicable, and that neither the Company nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.

(r)            Neither the Company nor any of its directors or officers, nor, to the knowledge of the Company, any agent, employee or affiliate of any of the foregoing, is aware of or has taken or will take any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or any other applicable anti-corruption or anti-bribery laws, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or any other applicable anti-corruption or anti-bribery laws; and the Company and, to the knowledge of the Company, its affiliates, have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to promote and achieve compliance therewith and with the representation and warranty contained herein.

(s)           Neither the Company, nor any director or officer thereof, nor, to the knowledge of the Company, any employee, agent, controlled affiliate or representative of the Company, is a person that is, or is owned or controlled by a person that is currently subject to, any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or any other applicable sanction laws; and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person, to (i) fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is subject to any U.S. sanctions administered by OFAC or any other applicable sanctions laws or (ii) in any other manner that will result in a violation of any U.S. sanctions administered by OFAC or any other applicable sanctions laws by any person (including any person participating in the offering, whether as underwriter, placement agent, adviser, investor or otherwise).

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(t)            Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in the Company. No Other Subscription Agreement includes terms and conditions that are more advantageous to any such Other Subscriber than the Subscriber hereunder, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

(u)           The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber. The Company further understands and acknowledges that neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Common Stock nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

5.             Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to the Company that:

(a)           At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is an institutional account or the investment adviser registered with the SEC under Section 203 of the Investment Advisers Act of 1940, as amended, that has been delegated the decision making authority over the account and with respect to this transaction as defined in FINRA Rule 4512(c).  Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder is intended to meet (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(b)           The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have not been, and at the Closing will not be, registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be immediately eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

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(c)           The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors (other than those representations, warranties, covenants and agreements included in this Subscription Agreement).

(d)           The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(e)           The Subscriber or its investment advisor, as applicable, acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber, or its investment advisor, as applicable, acknowledges that it has received the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Targets, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber or its investment advisor, as applicable, represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber or its investment advisor, as applicable, has conducted its own investigation of the Company, the Targets and the Shares and the Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Based on such information as the Subscriber or its investment advisor, as applicable, has deemed appropriate and without reliance upon the Company (other than those representations, warranties, covenants and agreements of the Company included in this Subscription Agreement) or the Placement Agents, the Subscriber or its investment advisor, as applicable, has independently made its own analysis and decision to enter into the Transaction.

(f)            The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber or its investment advisor, as applicable, and the Company, the Placement Agents or a representative of the Company or the Placement Agents, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber or its investment advisor, as applicable, and the Company, the Placement Agents or a representative of the Company or the Placement Agents. The Subscriber or its investment advisor, as applicable, did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber or its investment advisor, as applicable, acknowledges that the Company represents and warrants that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Subscriber or its investment advisor, as applicable, acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Targets, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Company contained elsewhere in this Subscription Agreement, in making its investment or decision to invest in the Company. Neither the Subscriber or its investment advisor, as applicable, nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement, in each case, in connection with the Offering.

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(g)           The Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character, including those related to the Company, the Targets, the Targets’ respective credit quality, the Shares or the Transaction, and have not provided any advice or recommendation in connection with the Transaction, (ii) the Placement Agents may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which the Subscriber agrees, subject to applicable law, need not be provided to it, (iii) the Placement Agents may have existing or future business relationships with the Company and the Targets (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that they deem necessary or appropriate to protect their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares, and (iv) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any portion thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction.

(h)           The Subscriber or its investment advisor, as applicable, acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Documents. The Subscriber or its investment advisor, as applicable, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber or its investment advisor, as applicable, has considered necessary to make an informed investment decision. The Subscriber will not look to the Placement Agents for all or part of any such loss or losses the Subscriber may suffer and is able to sustain a complete loss on its investment in the Shares.

(i)            Alone, or together with any professional advisor(s), the Subscriber or its investment advisor, as applicable, has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

(j)             In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber or its investment advisor, as applicable, and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber or its investment advisor, as applicable, has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the Company, the Targets, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. The Placement Agents shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.

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(k)            The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Documents.

(l)            The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(m)           The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or violate (i) any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or (ii) any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, (iii) if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable, except, in the case of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Shares. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(n)           Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

(o)           The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

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(p)           The Subscriber acknowledges that (i) no disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares, (ii) it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Subscriber has not relied on any investigation that the Placement Agents, any of their respective members, directors, officers, employees, representatives, controlling persons or any persons acting on its behalf have conducted with respect to the Shares, the Company or the Targets. and (iii) in connection with the issue and purchase of the Shares, the Placement Agents are acting solely as the Company’s placement agents in connection with the Transaction and are not acting as underwriters or in any other capacity and the Placement Agents have not acted as the Subscriber’s financial advisors or fiduciaries. The Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

6.             Registration Rights.

(a)           The Company agrees that, within forty-five (45) calendar days after the Transaction Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 45th calendar day (or 60th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to Subscriber for review at least three (3) business days in advance of filing the Registration Statement, and shall promptly advise Subscriber upon the Registration Statement and any post-effective amendment thereto being declared effective by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement on behalf of Subscribers due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Common Stock by the applicable stockholders or otherwise, such Registration Statement shall register for resale by Subscribers such number of shares of Common Stock, including the Shares, which is equal to the maximum number of shares of Common Stock as is permitted to be registered by the Commission. In such event, the number of shares of Common Stock to be registered for each selling stockholder named in the Registration Statement, including the Subscriber, shall be reduced pro rata among all such selling stockholders. In no event shall Subscriber or its affiliates be identified as a statutory underwriter in the Registration Statement without Subscriber’s prior written consent (it being agreed that, if the SEC requests that the Subscriber or its affiliates be identified as a statutory underwriter in the Registration Statement, the Subscriber and its affiliates will have an opportunity to withdraw its shares from the Registration Statement). The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain continuously effective until the earlier of (i) five years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold any Shares covered by such Registration Statement, or (iii) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the current reporting requirement preceding a disposition of securities, on the first date on which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold without limitation as to the manner of sale or the amount of such securities that may be sold. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. For as long the Subscriber holds any Shares, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (when Rule 144 under the Securities Act becomes available to the Company).

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(b)           In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Company shall:

(i)             except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii)            promptly advise Subscriber (and in any event within two (2) business days:

(A)            of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(B)            of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(C)             subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may constitute material, nonpublic information regarding the Company;

(iii)           use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

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(iv)          upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)           use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and

(vi)          use its commercially reasonable efforts (A) to take all other steps necessary to effect and maintain the registration of the Shares contemplated hereby and to enable the Subscriber to sell the Shares under Rule 144 and (B) for so long as the Subscriber holds Shares, to timely file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.

(c)          Notwithstanding anything to the contrary contained herein, the Company may delay filing or suspend the use of any such registration statement if it reasonably determines, upon advice of external legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto or a supplement to the related prospectus would be needed, or if the Company’s board of directors, upon advice of external legal counsel, reasonably believes such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company and with respect to which the Company has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, that (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than thirty (30) consecutive days or more than a total of sixty (60) days or more than two (2) times, in each case in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (1) immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives (A) (i) copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and (ii) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (2) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law, subpoena or regulatory request or requirement. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of a Suspension Event, provide Subscriber with any material, nonpublic information regarding the Company (other than to the extent that providing notice to Subscriber of the occurrence of a Suspension Event may itself constitute material, nonpublic information regarding the Company). If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion, destroy all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (x) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) copies stored electronically on archival servers as a result of automatic data back-up.

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(d)          In connection with any sale, assignment, transfer or other disposition of the Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, if requested by Subscriber, the Company shall cause the Transfer Agent for the Shares to remove any restrictive legends related to the book entry account holding such Shares and to make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from Subscriber. In connection therewith, if required by the Transfer Agent, the Company shall promptly cause an opinion of counsel to be delivered to and maintained with the Transfer Agent, together with any other authorizations, certificates and directions required by the Transfer Agent that authorize and direct the Transfer Agent to issue such Shares without any such restrictive legend. Subscriber may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (A) are subject to or (B) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from Subscriber, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

(e)          Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(f)           The Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.

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(g)          Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber under this Section 6(g) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

(h)         Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and in no event shall the liability of Subscriber under this Section 6(h) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

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7.           Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the Closing has not occurred on or prior to [●], 2021, and the terminating party’s breach was not the primary reason the Closing failed to occur by such date; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement and the indemnification provisions contained in Section 6 hereof will survive any termination of this Subscription Agreement until the expiration of any applicable statute of limitations. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. If any termination hereof occurs after the delivery by the Subscriber of the aggregate Purchase Price for the Shares, the Company shall promptly (but not later than one business day thereafter) return the aggregate Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.

8.           Trust Account Waiver. The Subscriber acknowledges and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the final prospectus dated January 26, 2021, relating to the Company’s initial public offering, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that, notwithstanding anything to the contrary in this Subscription Agreement, the Subscriber does not now, or shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, nor shall the Subscriber make any claim against the Trust Account (including any distributions therefrom), in each case, in connection with or relating in any way to this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”); provided however, that nothing in this Section 8 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that the Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Common Stock or other equity interests of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of any Common Stock acquired by Subscriber by any means other than pursuant to this Subscription Agreement. The Subscriber hereby irrevocably waives any Released Claims that the Subscriber may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever in respect of the Released Claims (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and the Subscriber further intends and understands such waiver to be valid, binding and enforceable against the Subscriber under applicable law, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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9.           Miscellaneous.

(a)          Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or other entity or account managed or advised by the same investment manager or advised by the same investment advisor as the Subscriber, provided further, that the Subscriber shall provide notice to the Company upon such transfer and any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the consummation of the Transaction).

(b)          The Company may request from the Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Shares as may reasonably be requested, and the Subscriber shall reasonably promptly provide such information to the Company upon such request, provided that the Company agrees to keep any such information provided by Subscriber confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.

(c)          The Subscriber acknowledges that the Company, the Placement Agents, and the Targets (following the Closing) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect. The Subscriber agrees that the purchase by the Subscriber of Shares pursuant to this Subscription Agreement from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase (except for acknowledgments, understandings, agreements, representations and warranties made as of a specific date, which shall be reaffirmed as of such date). The Subscriber acknowledges and agrees that each of the Placement Agents and the Targets (following the Closing) is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement, and that the Targets (following the Closing) is otherwise an express third party beneficiary of this Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto. The Company acknowledges and agrees that each of the Placement Agents is a third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 4 of this Subscription Agreement. The Company and the Subscriber also acknowledge and agree that the persons named in Sections 6(f) through 6(h) hereof shall be intended third party beneficiaries of such provisions. Except as expressly set forth in this Subscription Agreement, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

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(d)          Each of the Company and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided that the restriction in this provision shall not apply to the extent any proposed release or statement is required by applicable securities law, any governmental authority or stock exchange rule.

(e)          All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations.

(f)           This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(g)          This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Subscriber in connection with the Offering).

(h)          This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)            If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)           This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(k)          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l)           THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(m)         All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to: HealthCor Catalio Acquisition Corp. 55 Hudson Yards, 28th Floor New York, NY 10001 Attn: Anabelle Perez Gray Email: anabelle@hccspac.com Telephone No.: (212) 622-7800	with copies (which shall not constitute notice) to: Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 Attn: Debbie P. Yee, P.C. Email: debbie.yee@kirkland.com Telephone No.: (713) 836-3600
Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.

(n)          The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, HC Sponsor LLC.

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(o)         At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

(p)          The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements or other investor. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber, the Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(q)          Each of the Subscriber and the Company acknowledges and agrees that for U.S. federal income tax purposes, the Subscriber shall be deemed to be the owner of any funds transferred by the Subscriber to the Company unless and until the Closing is fully completed in accordance with the terms of this Subscription Agreement.

10.         Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser) nor (ii) the Placement Agents, their affiliates or any of their or their affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

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11.         [RESERVED.]

12.         Disclosure. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, nonpublic information that the Company has provided to the Subscriber or any of the Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, the Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of the Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Subscriber, except as required by the federal securities laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure. The Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC) to the extent readily available and to the extent consistent with its internal policies and procedures and within the Subscriber’s possession and control or otherwise readily available to the Subscriber.

{SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HealthCor Catalio Acquisition Corp.

By:
Name:
Title:

{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:

Signature of Authorized Signatory of Subscriber:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Subscriber:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount:	$

Number of Shares:

EIN Number:

Exhibit A

Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is either (Please check the box, if applicable):

☐         a “qualified institutional buyer” (a “QIB”) as such term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”);

*** OR ***

☐         an institutional “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the Securities Act, for one or more of the reasons specified below (please check all boxes that apply):

_______	(i)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_______	(ii)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

_______	(iii)	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;

_______	(iv)	An insurance company as defined in section 2(13) of the Exchange Act;

_______	(v)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

_______	(vi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______	(vii)	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

_______	(viii)	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______	(ix)	An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

A-1

_______	(x)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______	(xi)	An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

_______	(xii)	A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

_______	(xiii)	The Subscriber does not qualify under any of the investor categories set forth in (i) through (xii) above.

2.1	Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Limited Partnership	☐	General Partnership

☐	Corporation	☐	Revocable Trust

☐	Other Type of Trust (indicate type):	________________________________

☐	Other (indicate form of organization):	________________________________

2.2.1	Indicate the approximate date the Subscriber entity was formed: _____________________.

2.2.2	Initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.

__________	True

__________	False

If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.

Subscriber:

Subscriber Name:

By:
Signatory Name:
Signatory Title:

A-2

Exhibit 10.2

SUBSCRIPTION AGREEMENT

[●], 2021

HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) among HealthCor Catalio Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Hyperfine, Inc. and Liminal Sciences, Inc. (collectively, “Targets”), pursuant to that certain Business Combination Agreement, dated as of [●], 2021 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Targets and certain other parties named therein, the Company is seeking commitments to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”). Prior to the Closing (as defined below), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “Domestication”). In connection therewith, the undersigned subscriber (the “Subscriber”) and the Company agree in this subscription agreement (this “Subscription Agreement”) as follows:

1.            Subscription. As of the date written above, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share and on the terms and subject to the conditions provided for herein. Subscriber understands that, pursuant to the Domestication (which will be completed prior to the issuance of the Shares), the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation. On or about the date of this Subscription Agreement, the Company is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other qualified purchasers, institutional buyers and accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase on the Closing Date (as defined below), inclusive of the Shares, an aggregate amount of up to 12,610,000 shares of Common Stock at the per share Purchase Price.

2.            Closing; Delivery of Shares.

(a)           The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.

(b)          The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. On or prior to the Scheduled Closing Date, the Subscriber shall deliver to the Escrow Account the aggregate Purchase Price for the Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Subscriber of the Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 2(c) below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber.

(c)           On the Closing Date, promptly after the Closing, the Company shall deliver (or cause the delivery of) the Shares in book-entry form with a restrictive legend as contemplated in Section 5(b) hereof in the amount as set forth on the signature page to the Subscriber as indicated on the signature page. In the event the Transaction Closing does not occur within three (3) business days of the Scheduled Closing Date, unless otherwise instructed by the Subscriber, the Company shall promptly (but not later than one (1) business day thereafter) cause the Escrow Agent to return the Purchase Price to the Subscriber.

3.            Closing Conditions. In addition to the conditions set forth in Section 2 above:

(a)          The Closing is also subject to the satisfaction or waiver in writing by each party of the conditions that, on the Closing Date:

(i)            no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii)           no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby or the Transaction illegal or then restrains or prohibits the consummation of the transactions contemplated hereby or the Transaction, and

(iii)          all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing) and the Transaction shall be consummated substantially concurrently with the Closing.

(b)          The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)            all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date);

(ii)           the Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement; and

(iii)          the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

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(c)          The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or waiver in writing by the Subscriber of the additional conditions that, on the Closing Date:

(i)            all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);

(ii)           the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;

(iii)          the Shares shall have been approved for listing on Nasdaq (as defined below), subject to notice of issuance thereof;

(iv)         no amendment, waiver or modification of any provision of the Transaction Agreement or Company’s organizational documents (as the same exists on the date hereof and as provided to the Subscriber) shall have occurred that would materially and adversely affect the business of Targets (provided that any amendment, waiver or modification to the Company’s organizational documents contemplated by the Transaction Agreement and any of its exhibits shall be deemed acceptable); and

(v)          there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the Other Subscribers thereunder unless the Subscriber has been offered substantially the same benefits.

(vi)         a cross receipt executed by the Company shall have been delivered to the Subscriber certifying that it has received the Purchase Price from the Subscriber as of the Closing Date.

4.             Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

(a)           The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is validly existing and in good standing under the laws of its jurisdiction of organization.

(b)          The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will be free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or under any agreement or other instrument to which it is a party or by which it is otherwise bound.

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(c)          This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Subscriber, is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d)          Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5 of this Subscription Agreement, the execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with Nasdaq listing rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would, individually or in the aggregate, have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e)          The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than Jefferies LLC, Wells Fargo Securities, LLC and Evercore Group L.L.C. in their capacities as co-placement agents (each, a “Placement Agent” and collectively, the “Placement Agents”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.

(f)           The Company is not, and immediately after receipt of payment for the Shares, will not be, (i) an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the Investment Company Act”), or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(g)          Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”).

(h)          The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, and neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of Common Stock in the Offering.

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(i)            The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement.

(j)            The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(k)           Neither the Company nor anyone acting on its behalf has offered the Shares or any similar securities for sale to, or solicited any offer to buy the Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

(l)            The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance of this Subscription Agreement (including without limitation, the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 6, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“SEC”) under Regulation D under the Securities Act, and the rules and regulations of the SEC promulgated thereunder, if applicable, (iv) those required by Nasdaq, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, and (vii) the failure of which to obtain would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(m)         A copy of each report, statement, schedule, prospectus and registration statement filed by the Company prior to the date of this Subscription Agreement (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. The Company has timely filed each SEC Document that the Company was required to file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since its initial registration of the Class A Shares with the SEC. As of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.

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(n)           As of the date hereof, the authorized share capital of the Company consists of (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) and (iii) 5,000,000 preference shares, par value $0.0001 per share (“Preference Shares”). As of the date hereof, (i) 121,304,000 Class A Shares, 5,175,000 Class B Shares and no Preference Shares are issued and outstanding; and (ii) no Class A Shares, Class B Shares or Common Stock is subject to issuance upon exercise of outstanding options. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and non-assessable and is not subject to preemptive or similar rights, except as (x) set forth above or (y) pursuant to the Subscription Agreements or the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Shares, Class B Shares or Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Optimus Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and Optimus Merger Sub II, Inc., a Delaware corporation (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Subs), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (1) the letter agreement entered into by the Company in connection with the Company’s initial public offering on January 26, 2021, pursuant to which HC Sponsor LLC and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (2) as contemplated by the Merger Agreement. Other than Class B Shares, which have the anti-dilution rights described in the Company’s amended and restated certificate of incorporation and which such rights will be waived in connection with the Transaction, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (I) the Shares, (II) the shares to be issued pursuant to any Other Subscription Agreement or (III) any other securities to be issued in connection with the Transaction (including, without limitation, any securities to be issued to securityholders of the Company or the Targets in connection with the Transaction). As of the date hereof, the Company had no outstanding indebtedness, other than an amount not exceeding the sum of (i) indebtedness disclosed in the SEC Documents and (ii) indebtedness in an aggregate amount which does not exceed $1,000,000.

(o)          Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(p)          The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and is listed for trading on Nasdaq under the symbol “HCAQ”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on Nasdaq. The Company has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act. Upon consummation of the Transaction, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act, and the Common Stock, including the Shares, will be listed for trading on Nasdaq.

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(q)          The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber that is effecting a pledge of Shares shall not be required to provide the Company with any notice thereof; provided further, that such pledge shall not cause Company to violate Regulations T, U or X, as applicable, and that neither the Company nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.

(r)            Neither the Company nor any of its directors or officers, nor, to the knowledge of the Company, any agent, employee or affiliate of any of the foregoing, is aware of or has taken or will take any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or any other applicable anti-corruption or anti-bribery laws, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or any other applicable anti-corruption or anti-bribery laws; and the Company and, to the knowledge of the Company, its affiliates, have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to promote and achieve compliance therewith and with the representation and warranty contained herein.

(s)           Neither the Company, nor any director or officer thereof, nor, to the knowledge of the Company, any employee, agent, controlled affiliate or representative of the Company, is a person that is, or is owned or controlled by a person that is currently subject to, any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or any other applicable sanction laws; and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person, to (i) fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is subject to any U.S. sanctions administered by OFAC or any other applicable sanctions laws or (ii) in any other manner that will result in a violation of any U.S. sanctions administered by OFAC or any other applicable sanctions laws by any person (including any person participating in the offering, whether as underwriter, placement agent, adviser, investor or otherwise).

(t)            Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in the Company. No Other Subscription Agreement includes terms and conditions that are more advantageous to any such Other Subscriber than the Subscriber hereunder, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

(u)          The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber. The Company further understands and acknowledges that neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Common Stock nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

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5.            Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to the Company that:

(a)          At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares. Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder is intended to meet the exemptions from filing under FINRA Rule 5123(b)(1)(B).

(b)          At the time the Subscriber was offered the Shares, it was, and as of the date hereof, is (i) a “qualified purchaser” (within the meaning of Section 2(a)(51) of the Investment Company Act of 1940, as amended (the “Investment Company Act”)) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account or for the account of another qualified purchaser. A “qualified purchaser” (within the meaning of Section 2(a)(51) of the Investment Company Act), is (i) any natural person (including any person who holds a joint, community property, or other similar shared ownership interest in an issuer that is excepted under Section 3(c)(7) of the Investment Company Act with that person’s qualified purchaser spouse) who owns not less than $5,000,000 in investments, as defined by the U.S. Securities and Exchange Commission; (ii) any company that owns not less than $5,000,000 in investments and that is owned directly or indirectly by or for 2 or more natural persons who are related as siblings or spouse (including former spouse), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons; (iii) any trust that is not covered by clause (ii) and that was not formed for the specific purpose of acquiring the securities offered, as to which the trustee or other person authorized to make decisions with respect to the trust, and each settlor or other person who has contributed assets to the trust, is a person described in clause (i), (ii) or (iv); or (iv) any person acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments.

(c)           The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have not been, and at the Closing will not be, registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be immediately eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

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(d)          The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors (other than those representations, warranties, covenants and agreements included in this Subscription Agreement).

(e)           The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f)           The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Targets, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber has conducted its own investigation of the Company, the Targets and the Shares and the Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Company (other than those representations, warranties, covenants and agreements of the Company included in this Subscription Agreement) or the Placement Agents, the Subscriber has independently made its own analysis and decision to enter into the Transaction.

(g)          The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber and the Company, the Placement Agents or a representative of the Company or the Placement Agents, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Placement Agents or a representative of the Company or the Placement Agents. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Targets, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Company contained elsewhere in this Subscription Agreement, in making its investment or decision to invest in the Company. Neither the Subscriber nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement, in each case, in connection with the Offering.

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(h)          The Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character, including those related to the Company, the Targets, the Targets’ respective credit quality, the Shares or the Transaction, and have not provided any advice or recommendation in connection with the Transaction, (ii) the Placement Agents may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which the Subscriber agrees, subject to applicable law, need not be provided to it, (iii) the Placement Agents may have existing or future business relationships with the Company and the Targets (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that they deem necessary or appropriate to protect their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares, and (iv) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction.

(i)            The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Documents. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision. The Subscriber will not look to the Placement Agents for all or part of any such loss or losses the Subscriber may suffer and is able to sustain a complete loss on its investment in the Shares.

(j)            Alone, or together with any professional advisor(s), the Subscriber has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

(k)           In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the Company, the Targets, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. The Placement Agents shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.

(l)           The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Documents.

(m)         The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

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(n)          The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or violate (i) any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or (ii) any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, (iii) if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable, except, in the case of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Shares. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(o)           Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

(p)          The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

(q)          The Subscriber acknowledges that (i) no disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares, (ii) it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Subscriber has not relied on any investigation that the Placement Agents, any of their respective members, directors, officers, employees, representatives, controlling persons or any persons acting on its behalf have conducted with respect to the Shares, the Company or the Targets. and (iii) in connection with the issue and purchase of the Shares, the Placement Agents are acting solely as the Company’s placement agents in connection with the Transaction and are not acting as underwriters or in any other capacity and the Placement Agents have not acted as the Subscriber’s financial advisors or fiduciaries. The Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

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6.            Registration Rights.

(a)          The Company agrees that, within forty-five (45) calendar days after the Transaction Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 45th calendar day (or 60th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to Subscriber for review at least three (3) business days in advance of filing the Registration Statement, and shall promptly advise Subscriber upon the Registration Statement and any post-effective amendment thereto being declared effective by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement on behalf of Subscribers due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Common Stock by the applicable stockholders or otherwise, such Registration Statement shall register for resale by Subscribers such number of shares of Common Stock, including the Shares, which is equal to the maximum number of shares of Common Stock as is permitted to be registered by the Commission. In such event, the number of shares of Common Stock to be registered for each selling stockholder named in the Registration Statement, including the Subscriber, shall be reduced pro rata among all such selling stockholders. In no event shall Subscriber or its affiliates be identified as a statutory underwriter in the Registration Statement without Subscriber’s prior written consent (it being agreed that, if the SEC requests that the Subscriber or its affiliates be identified as a statutory underwriter in the Registration Statement, the Subscriber and its affiliates will have an opportunity to withdraw its shares from the Registration Statement). The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain continuously effective until the earlier of (i) five years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold any Shares covered by such Registration Statement, or (iii) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the current reporting requirement preceding a disposition of securities, on the first date on which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold without limitation as to the manner of sale or the amount of such securities that may be sold. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. For as long the Subscriber holds any Shares, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (when Rule 144 under the Securities Act becomes available to the Company).

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(b)           In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Company shall:

(i)            except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii)           promptly advise Subscriber (and in any event within two (2) business days):

(A)           of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(B)           of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(C)           subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may constitute material, nonpublic information regarding the Company;

(iii)          use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv)         upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)          use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and

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(vi)          use its commercially reasonable efforts (A) to take all other steps necessary to effect and maintain the registration of the Shares contemplated hereby and to enable the Subscriber to sell the Shares under Rule 144 and (B) for so long as the Subscriber holds Shares, to timely file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.

(c)           Notwithstanding anything to the contrary contained herein, the Company may delay filing or suspend the use of any such registration statement if it reasonably determines, upon advice of external legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto or a supplement to the related prospectus would be needed, or if the Company’s board of directors, upon advice of external legal counsel, reasonably believes such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company and with respect to which the Company has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, that (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than thirty (30) consecutive days or more than a total of sixty (60) days or more than two (2) times, in each case in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (1) immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives (A) (i) copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and (ii) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (2) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law, subpoena or regulatory request or requirement. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of a Suspension Event, provide Subscriber with any material, nonpublic information regarding the Company (other than to the extent that providing notice to Subscriber of the occurrence of a Suspension Event may itself constitute material, nonpublic information regarding the Company). If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion, destroy all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (x) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulary, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) copies stored electronically on archival servers as a result of automatic data back-up.

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(d)          In connection with any sale, assignment, transfer or other disposition of the Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, if requested by Subscriber, the Company shall cause the the Company’s transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and to make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from Subscriber. In connection therewith, if required by the Transfer Agent, the Company shall promptly cause an opinion of counsel to be delivered to and maintained with the Transfer Agent, together with any other authorizations, certificates and directions required by the Transfer Agent that authorize and direct the Transfer Agent to issue such Shares without any such restrictive legend. Subscriber may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (A) are subject to or (B) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from Subscriber, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

(e)          Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(f)          The Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.

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(g)          Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber under this Section 6(g) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

(h)          Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and in no event shall the liability of Subscriber under this Section 6(h) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

7.            Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the Closing has not occurred on or prior to [●], 2021, and the terminating party’s breach was not the primary reason the Closing failed to occur by such date; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement and the indemnification provisions contained in Section 6 hereof will survive any termination of this Subscription Agreement until the expiration of any applicable statute of limitations. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. If any termination hereof occurs after the delivery by the Subscriber of the aggregate Purchase Price for the Shares, the Company shall promptly (but not later than one business day thereafter) return the aggregate Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.

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8.         Trust Account Waiver.  The Subscriber acknowledges and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the final prospectus dated January 26, 2021, relating to the Company’s initial public offering, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that, notwithstanding anything to the contrary in this Subscription Agreement, the Subscriber does not now, or shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, nor shall the Subscriber make any claim against the Trust Account (including any distributions therefrom), in each case, in connection with or relating in any way to this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”); provided however, that nothing in this Section 8 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that the Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Common Stock or other equity interests of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of any Common Stock acquired by Subscriber by any means other than pursuant to this Subscription Agreement. The Subscriber hereby irrevocably waives any Released Claims that the Subscriber may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever in respect of the Released Claims (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and the Subscriber further intends and understands such waiver to be valid, binding and enforceable against the Subscriber under applicable law, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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9.            Miscellaneous.

(a)          Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or other entity or account managed or advised by the same investment manager or advised by the same investment advisor as the Subscriber, provided further, that the Subscriber shall provide notice to the Company upon such transfer and any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the consummation of the Transaction).

(b)          The Company may request from the Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Shares as may reasonably be requested, and the Subscriber shall reasonably promptly provide such information to the Company upon such request, provided that the Company agrees to keep any such information provided by Subscriber confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.

(c)        The Subscriber acknowledges that the Company, the Placement Agents, and the Targets (following the Closing) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect. The Subscriber agrees that the purchase by the Subscriber of Shares pursuant to this Subscription Agreement from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase (except for acknowledgments, understandings, agreements, representations and warranties made as of a specific date, which shall be reaffirmed as of such date). The Subscriber acknowledges and agrees that each of the Placement Agents and the Targets (following the Closing) is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement, and that the Targets (following the Closing) is otherwise an express third party beneficiary of this Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto. The Company acknowledges and agrees that each of the Placement Agents is a third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 4 of this Subscription Agreement. The Company and the Subscriber also acknowledge and agree that the persons named in Sections 6(f) through 6(h) hereof shall be intended third party beneficiaries of such provisions. Except as expressly set forth in this Subscription Agreement, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

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(d)          Each of the Company and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided that the restriction in this provision shall not apply to the extent any proposed release or statement is required by applicable securities law, any governmental authority or stock exchange rule.

(e)          All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations.

(f)           This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(g)          This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Subscriber in connection with the Offering).

(h)          This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)          If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)          This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k)          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l)           THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

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(m)         All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to: HealthCor Catalio Acquisition Corp. 55 Hudson Yards, 28th Floor New York, NY 10001 Attn: Anabelle Perez Gray Email: anabelle@hccspac.com Telephone No.: (212) 622-7800	with copies (which shall not constitute notice) to: Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 Attn: Debbie P. Yee, P.C. Email: debbie.yee@kirkland.com Telephone No.: (713) 836-3600
Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.

(n)        The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, HC Sponsor LLC.

(o)         At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

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(p)          The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements or other investor. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber, the Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(q)          Each of the Subscriber and the Company acknowledges and agrees that for U.S. federal income tax purposes, the Subscriber shall be deemed to be the owner of any funds transferred by the Subscriber to the Company unless and until the Closing is fully completed in accordance with the terms of this Subscription Agreement.

10.       Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser) nor (ii) the Placement Agents, their affiliates or any of their or their affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

11.         [RESERVED.]

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12.         Disclosure. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, nonpublic information that the Company has provided to the Subscriber or any of the Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, the Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of the Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Subscriber, except as required by the federal securities laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure. The Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC) to the extent readily available and to the extent consistent with its internal policies and procedures and within the Subscriber’s possession and control or otherwise readily available to the Subscriber.

{SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HealthCor Catalio Acquisition Corp.

By:
Name:
Title:

{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:

Signature of Authorized Signatory of Subscriber:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Subscriber:

Attention:
Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount:	$

Number of Shares:

EIN Number:

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is a “qualified purchaser” as defined in Section 2(a)(51) of the Investment Company Act of 1940 (a “Qualified Purchaser”), as amended, and an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

_______	(i)	A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of the Subscriber’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly.

_______	(ii)	A natural person who had an individual income in excess of $200,000, or joint income with the Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” the Subscriber should add to the Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

_______	(iii)	A director or executive officer of the Company;

_______	(iv)	A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

_______	(v)	A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Company Act.

_______	(vi)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_______	(vii)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

_______	(viii)	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;

_______	(ix)	An insurance company as defined in section 2(13) of the Exchange Act;

_______	(x)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

_______	(xi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______	(xii)	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

_______	(xiii)	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______	(xiv)	An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______	(xv)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______	(xvi)	An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

_______	(xvii)	A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

_______	(xviii)	A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

_______	(xix)	A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

_______	(xx)	An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

_______	(xxi)	An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

_______	(xxii)	A Qualified Purchaser as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, and is acquiring the Shares for its own account or for the account of another Qualified Purchaser.

_______	(xxiii)	The Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

2.1	Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Individual	☐	Limited Partnership

☐	Corporation	☐	General Partnership

☐	Revocable Trust

☐	Other Type of Trust (indicate type):	________________________________

☐	Other (indicate form of organization):	________________________________

2.2.1	If the Subscriber is not an individual, indicate the approximate date the Subscriber entity was formed: _____________________.

2.2.2	If the Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.

__________	True

__________	False

If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.

Subscriber:

Subscriber Name:

By:
Signatory Name: Signatory Title:

Exhibit 10.3

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of July 7, 2021, is made by and among HC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), a holder of Parent Class B Ordinary Shares and Parent Class A Ordinary Shares, and the Other Class B Shareholders that are signatories hereto (each, a “HealthCor Shareholder”, and collectively, the “HealthCor Shareholders”), HealthCor Catalio Acquisition Corp. (“HealthCor”), Liminal Sciences, Inc., a Delaware corporation (“Liminal”), and Hyperfine, Inc., a Delaware corporation (the “Hyperfine”) (Hyperfine and Liminal are each, a “Company” and, are collectively, the “Companies”). The HealthCor Shareholders, HealthCor and the Companies shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, HealthCor, the Companies and certain other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, each HealthCor Shareholder is the record and beneficial owner of the number of Parent Class B Ordinary Shares or Parent Class A Ordinary Shares set forth on the signature page hereto (together with any other Equity Securities of HealthCor that such HealthCor Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject HealthCor Equity Securities”); and

WHEREAS, the HealthCor Shareholders acknowledge and agree that the Companies would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the HealthCor Shareholders entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.            Agreement to Vote; Other Covenants.

a.            The HealthCor Shareholders (severally and not jointly) hereby agree to vote at any meeting of the shareholders of HealthCor, and in any action by written resolution of the shareholders of HealthCor, all of such HealthCor Shareholders’ Subject HealthCor Equity Securities in favor of the Transaction Proposals.

b.            The HealthCor Shareholders shall be (severally and not jointly) bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the HealthCor Shareholders are directly party thereto, and (ii) the first sentence of Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to HealthCor, as if the HealthCor Shareholders are directly party thereto.

c.            The HealthCor Shareholders hereby (severally and not jointly) waive any adjustment to the conversion ratio set forth in the Governing Documents of HealthCor or any other anti-dilution or similar protection with respect to the Parent Class B Ordinary Shares (whether resulting from the transaction contemplated by the Business Combination Agreement, the PIPE Investor Subscription Agreements or otherwise), it being understood and agreed that, subject to the terms of the Business Combination Agreement, all Parent Class B Ordinary Shares and Parent Class A Ordinary Shares shall convert into Parent Class A Common Stock on a one-for-one basis and that this provision shall apply, mutatis mutandis, to any shares of Parent Class A Common Stock received in the Domestication.

2.            No Redemption. The HealthCor Shareholders (severally and not jointly) hereby agree that they shall not redeem, or submit a request to HealthCor’s transfer agent or otherwise exercise any right to redeem, any Subject HealthCor Equity Securities.

3.            Transfer of Shares. The HealthCor Shareholders (severally and not jointly) hereby agree not to, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of its Subject HealthCor Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of its Subject HealthCor Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of its Subject HealthCor Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of its Subject HealthCor Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of its Subject HealthCor Equity Securities even if such Subject HealthCor Equity Securities would be disposed of by a person other than the HealthCor Shareholder or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations; provided, however, that Transfers are permitted (a) to HealthCor’s officers or directors, any Affiliates or family member of any of HealthCor’s officers or directors, any members or partners of the Sponsor or their Affiliates, any Affiliates of the Sponsor, or any employees of the Sponsor or any of its Affiliates; (b) in the case of an individual, by gift to a member of one of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of the laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in order to facilitate the consummation of the Transactions at prices no greater than the price at which the Parent Class B Ordinary Shares or Parent Class A Ordinary Shares, as applicable, were originally purchased; and (f) by virtue of the Sponsor’s Governing Documents upon liquidation or dissolution of the Sponsor; provided, further, however, that in the case of clauses (a) through (f), these permitted transferees must enter into a written agreement in form and substance reasonably satisfactory to the Companies agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of the transferring HealthCor Shareholder) prior and as a condition to the occurrence of such Transfer.

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4.            HealthCor Shareholders Representations and Warranties. The HealthCor Shareholders represent and warrant to the Company (severally and not jointly each with respect to it/him/her self) as follows:

a.            The HealthCor Shareholder is, if incorporated, a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

b.            The HealthCor Shareholder has the requisite corporate, limited liability company, legal capacity or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the HealthCor Shareholder that is not a natural person. This Agreement has been duly and validly executed and delivered by the HealthCor Shareholder and constitutes a valid, legal and binding agreement of the HealthCor Shareholder (assuming that this Agreement is duly authorized, executed and delivered by the Companies), enforceable against the HealthCor Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

5.            Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination. For purposes of this Section 5, “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

6.            Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

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7.            Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Parties hereto. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any HealthCor Shareholder without the prior written consent of the Companies (to be withheld or given in their sole discretion) except to a transferee to which any Subject HealthCor Equity Securities are Transferred in accordance with the terms hereof.

8.            No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

9.            Incorporation by Reference. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Christopher Gaulin
Name: Christopher Gaulin
Title: Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HEALTHCOR SHAREHOLDERS:

HC SPONSOR LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: Authorized Signatory

Parent Class A Ordinary Shares: 614,000

Parent Class B Ordinary Shares: 5,070,000

[Signature Page to Sponsor Letter Agreement]

/s/ Joseph Healey
Joseph Healey

Parent Class A Ordinary Shares: 614,000

Parent Class B Ordinary Shares: 5,070,000

[Signature Page to Sponsor Letter Agreement]

/s/ Michael Weinstein
Michael Weinstein

Parent Class B Ordinary Shares: 35,000

[Signature Page to Sponsor Letter Agreement]

/s/ Christopher Wolfgang
Dr. Christopher Wolfgang

Parent Class B Ordinary Shares: 35,000

[Signature Page to Sponsor Letter Agreement]

/s/ Taylor Harris
Taylor Harris

Parent Class B Ordinary Shares: 35,000

[Signature Page to Sponsor Letter Agreement]

COMPANIES:

HYPERFINE, INC.

By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg
Title: Executive Vice Chairman

LIMINAL SCIENCES, INC.

By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg
Title: Executive Vice Chairman

[Signature Page to Sponsor Letter Agreement]

Exhibit 99.1

Hyperfine, Inc., creator of the first FDA-cleared portable MRI device, and Liminal Sciences, Inc. to be listed on Nasdaq through a business combination with HealthCor Catalio Acquisition Corp.

●	The transaction will combine Hyperfine, creator of the innovative Portable MR Imaging System, Swoop™, with Liminal Sciences, a medical technology company dedicated to non-invasive brain monitoring, and HealthCor Catalio Acquisition Corp, a healthcare-focused SPAC

●	HealthCor Management, L.P. and Catalio Capital Management teams bring decades of experience investing in private and public healthcare companies

●	This transaction, upon closing, will mark the third public listing of companies founded by Dr. Jonathan Rothberg’s 4Catalyzer incubator via SPAC combination this year

●	The transaction is supported by an oversubscribed $126 million PIPE with participation from leading institutional investors including HealthCor Management LP, Catalio Capital Management, Perceptive Advisors, Avidity Partners, Eldridge, accounts managed by ARK Investment Management LLC ("ARK"), Deerfield Management, and Bain Capital Public Equity, LP.

●	The pro forma enterprise value of the business combination is approximately $580 million, with the combined company expected to have approximately $375 million in cash after closing, assuming no redemptions

●	Dave Scott will become President and CEO of the combined company. Mr. Scott has 25 years of experience building and leading teams across digital surgery, digital health ecosystem, surgical robotics, medical imaging, and diagnostic companies, including Apple, Verb Surgical, and Intuitive Surgical

●	Scott Huennekens will become Executive Chairman of the combined company. Mr. Huennekens has decades of leadership, entrepreneurial, and investment experience across more than 20 medtech startup, growth, and public companies

Guilford, CT, July 8, 2021 – Hyperfine, Inc. (“Hyperfine”), creator of the first U.S. Food and Drug Administration (“FDA”) cleared portable magnetic resonance imaging (“MRI”) device, Swoop™, and Liminal Sciences, Inc. (“Liminal”), a medical device development company dedicated to non-invasive measurement of key vital signs in the brain, today announced their entry into a definitive business combination agreement with HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ), (“HealthCor Catalio” or the “Company”), a special purpose acquisition company, or SPAC. Upon the closing of the business combination, HealthCor Catalio Acquisition Corp. will be renamed as Hyperfine, Inc., and the combined company’s Class A common stock is expected to be listed on The Nasdaq Stock Market (“Nasdaq”) under ticker symbol “HYPR.”

Company Overview

The business combination will bring together Hyperfine and Liminal, two companies with the potential to drive a transformative shift in MRI and brain sensing technology and capabilities. This transaction is designed to create a combined company with synergistic advantages across imaging and monitoring, and the potential to expand the existing $23 billion global imaging market by developing solutions across the care continuum.

Hyperfine is an innovative medical technology business with a mission to provide affordable and accessible imaging and monitoring to revolutionize healthcare for people around the world. Hyperfine’s FDA-cleared, commercially available Swoop™ imaging system can be used by healthcare professionals to make fast, effective clinical diagnoses. The easy-to-use interface and portable design make it accessible for use in hospitals, clinics, and other settings outside of the conventional MRI suite. Hyperfine employs a simple subscription-based business model and supports imaging at a fraction of the costly outlay associated with conventional MRI systems.

Liminal’s vision is to make brain monitoring as simple as taking blood pressure measurements. The company is developing an advanced, non-invasive technology to monitor brain vital signs, including blood flow and pressure. There are significant clinical opportunities for non-invasive brain monitoring to help patients across the care continuum, including immediate applications in traditional care settings such as intensive care units (ICUs); long term potential in new care settings such as operating room (OR), emergency room (ER), and outpatient care; and eventually the possibility to monitor patients at home, subject to regulatory authorization.

Management Comments

“The combination of Hyperfine, Liminal, and HealthCor Catalio presents an inspiring opportunity to transform the global MR imaging and brain sensing paradigm,” said Dave Scott, President and Chief Executive Officer of Hyperfine. “This business combination will empower Hyperfine with the expanded resources, financing, and expert advisory team to substantially broaden MR imaging accessibility and ultimately build a transformational ecosystem across the care continuum.”

“The best way to predict the future is to make it,” said Dr. Jonathan M. Rothberg, founder of Hyperfine and Liminal. “We are taking the next step in our mission to provide affordable and accessible imaging, sensing, and guided robotic intervention to democratize and bring equity to healthcare for people around the world.”

Christopher Gaulin, Chief Executive Officer and Director of HealthCor Catalio, said, “Healthcare is rapidly evolving within and beyond the walls of the traditional hospital. We believe Hyperfine and Liminal are well positioned to bring sophisticated MR imaging and neurological vital signs detection to a broader patient base with substantially reduced barriers to care. Hyperfine’s rapid growth is a testament to its innovative technology, and we see an immense market opportunity poised for disruption.”

Summary of the Transaction

The business combination values the combined entity at a total enterprise value of approximately $580 million upon closing and is expected to position the combined entity with approximately $375 million of cash to drive the business through its investment phase and to positive cash flow, assuming no redemptions. The combined company’s estimated cash balance will consist of $207 million from the SPAC trust fund, $126 million from PIPE investors, and $66 million from the balance sheets of Hyperfine and Liminal, less $24 million transaction expenses.

Pro forma following the business combination and the PIPE, the securityholders of Hyperfine and Liminal are expected to own approximately 59% of the combined company, assuming no redemptions.

There will be no selling stockholders in the transaction.

The proposed transaction has been unanimously approved by the boards of directors of each of HealthCor Catalio, Hyperfine and Liminal, and is subject to the approval of the stockholders of HealthCor Catalio, Hyperfine and Liminal, and the satisfaction or waiver of other customary conditions, including a registration statement on Form S-4 being declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction is expected to close in the fourth quarter of 2021.

Additional information about the proposed transaction, including a copy of the business combination agreement and an investor presentation, will be provided in a Current Report on Form 8-K to be filed today by HealthCor Catalio with the SEC, which will be available at www.sec.gov.

Advisors

J.P. Morgan is acting as exclusive financial advisor to Hyperfine and Liminal. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal advisor to Hyperfine and Liminal.

Jefferies LLC acted as financial advisor to HealthCor Catalio Acquisition Corp. Jefferies LLC and Evercore Group L.L.C. acted as capital markets advisors and co-lead placement agents to HealthCor Catalio Acquisition Corp. in connection with the private placement. Wells Fargo Securities also acted as capital markets advisor and placement agent to HealthCor Catalio Acquisition Corp. in connection with the private placement. Kirkland & Ellis LLP and Paul Hastings LLP are serving as legal advisors to HealthCor Catalio Acquisition Corp. and the private placement agents.

Management Presentation and Webcast Details

A webcast of the corporate presentation and associated materials is available on Deal Roadshow:

Deal Roadshow Investor Login Details

URL: https://dealroadshow.com

Entry Code: OPTIMUS2021

Direct Link: https://dealroadshow.com/e/OPTIMUS2021

About Hyperfine and the Swoop™ Portable MRI System

Hyperfine’s Swoop™ Portable MR Imaging System is designed to address the limitations of current imaging technologies and make MRI accessible anytime, anywhere, to any patient. Swoop™ wheels directly to the patient’s bedside, plugs into a standard electrical wall outlet, and is controlled by an Apple iPad®. Designed as a complementary system to traditional MRIs at a fraction of the cost, images that display the internal structure of the head are captured by Swoop™ at the patient’s bedside, with results in minutes, enabling critical decision-making capabilities across a variety of clinical settings.

Hyperfine received FDA clearance for its portable MR imaging for the brain and head of patients of all ages in August 2020. Since its launch in the fall of 2020, Swoop has been honored repeatedly, as one of two finalists for the Best New Radiology Vendor of 2020 by Aunt Minnie, the winner of the American College of Emergency Physicians (ACEP) 2020 incubatED Medical Device Innovation Challenge, and with a Best Practices Product Innovation Award from Frost & Sullivan, and most recently as a 2021 Innovation Awards Honoree from CES. Hyperfine is part of 4Catalyzer, a health technology incubator with offices in CT, NY, CA and Taiwan.

Hyperfine was founded in 2014 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology & Innovation in 2016 for inventing a novel next generation DNA sequencing method and has founded multiple healthcare and technology companies, including 454 Life Sciences, Ion Torrent, CuraGen, Butterfly Network, and Quantum-Si. For more information, visit: https://hyperfine.io/.

About Liminal Sciences, Inc.

Liminal Sciences is committed to building a device to non-invasively measure key vital signs in the brain, in order to enable unprecedented access to dramatically improve patient outcomes. Liminal was founded in 2018 by Dr. Jonathan Rothberg. For more information, visit: https://www.liminalsciences.com/.

About HealthCor Catalio Acquisition Corp.

HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. HealthCor Catalio has stated a focus on the healthcare industry in the United States and other developed countries, with particular interest in the life sciences and medical technology sectors. For more information, visit: http://www.hcspac.com/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the timing of the completion of the Business Combination, the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Media Contact:

Nicole Osmer

Health+Commerce

nicole@healthandcommerce.com

Investor Contact:

Lynn Lewis or Marissa Bych

Gilmartin Group

investors@hyperfine.io

Exhibit 99.2

HYPERFINE

Corporate presentation

Hyperfine + Liminal + HealthCor Catalio

200kg/440lb MAX

July 2021

© 2021 Hyperfine Confidential

resentation + HealthCor Catalio Corporate p Hyperfine + Liminal July 2021 © 2021 Hyperfine Confidential

Disclaimer This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (“Business Combination”) by and among HealthCor Catalio Acquisition Corp. (“HealthCor Catalio” or the “Company”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”). The information contained herein does not purport to be all-inclusive and none of HealthCor Catalio, Hyperfine or Liminal, or any of their respective affiliates, or any of their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. It is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. You should not construe the contents of this presentation as investment, legal, business or tax advice. You should consult with your own counsel, financial advisor and tax advisor as to legal, business, financial, tax and related matters concerning the matters described herein. Important Information about the Business Combination and Where to Find It In connection with the Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement (the “Business Combination Agreement”), the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor Catalio may be obtained free of charge from HealthCor Catalio’s website at www.hcspac.com or by written request to HealthCor Catalio at ir@hccspac.com. Participants in the Solicitation The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available. Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available. © 2021 Hyperfine Confidential2A

Disclaimer (cont.) Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of the Company, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of the Company, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against the Company, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive. The Company, Hyperfine and Liminal caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Industry and Market Data This presentation includes information and statistics regarding market participants in the sectors in which Hyperfine or Liminal compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings. None of the information provided by the third-party sources has been independently verified. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Intellectual Property This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners and are incorporated for illustrative purposes only. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, C or R symbols. The Company, Hyperfine and Liminal do not intend the use or display of the trademarks, service marks, trade names or copyrights of such other companies herein to imply a relationship with, or endorsement or sponsorship of the Company, Hyperfine or Liminal by, these other companies. © 2021 Hyperfine Confidential2B

Seasoned management team with history driving platform and application usage Jonathan Rothberg Dr. Rothberg is the founder and chairman of each 4Catalyzer company, which have together raised over $2B across eight-life science and medical device companies. Jonathan’s mission is to build technologies that save lives and maximize societal impact. Chris Gaulin Chris is a Portfolio Manager of HealthCor. He was a health care Portfolio Manager at Soros Fund Management, health care Sector Lead at Maverick Capital, and Senior Analyst at JP Morgan. Scott Huennekens Scott is a successful executive, entrepreneur, board member and investor in medical devices having been the startup CEO of two “unicorns” and a part of 10+ startups or growth companies with market valuations that have totaled over $6B. Dave Scott Dave is a seasoned executive, entrepreneur and was the COO for Verb Surgical. He has more than 25 years of experience building and leading high-performing teams at start-ups and Fortune 500 companies related to surgical robotics, medical imaging and diagnostics. © 2021 Hyperfine Confidential3

HealthCor Catalio Acquisition Corp (Nasdaq: HCAQ) HealthCor ($3 billion AUM) founded in 2005 by Joseph Healey and Arthur Cohen Partners all have 20+ years investing experience across numerous healthcare cycles 10 person investment team with an average of 12 years of investing in the healthcare sector Extensive Medtech product experience driving large Joseph Healey HealthCor Founder and SPAC Chairman Founding partner and Portfolio Manager at HealthCor with 25+ year investing experience. Prior PM at Kingdon Capital Chris Gaulin HealthCor Partner and SPAC CEO percentage of historical attributionPartner and Portfolio Manager at HealthCor with 20+ year investing experience. Prior PM at Soros Fund Management and Maverick Capital Completed $207 million SPAC IPO in January 2021. Deal 9x over-subscribed without warrant coverage Experienced SPAC BoD: Mike Weinstein, Taylor Harris, Kenan Turnacioglu and Dr. Chris Wolfgang Catalio founded by G. Petrocheilos and J. Vogelstein. GP consists of world-renowned scientist-entrepreneurs as well as Coatue Management, Duquesne & Alan Howard Charlie Nettleton HealthCor Senior Analyst Medical Technology Sector Head at HealthCor with ~15 years investing experience. Prior Healthcare banker at JPMorgan © 2021 Hyperfine Confidential4

Highly compelling investment characteristics Large Market Poised for Disruption Massive TAM of over $23 billion for imaging with potential to take market share and expand the market category. Both companies could unlock huge markets individually but combined have the potential to build an ecosystem across the care continuum. Recurring Revenue Business Model Designed to be a recurring revenue business with annual recurring revenue of greater than $250MM projected by 2025 Massive Pipeline Opportunity Product and applications pipeline has the potential to unlock markets with $50 billion in incremental addressable markets for sensing and guided intervention. Liminal Sciences has the potential to substantially change the way neuro care is delivered by providing non-invasive, real-time brain vitals to doctors that were previously inaccessible. Hyperfine Capitalized to Succeed ~$375MM1 of cash to drive Hyperfine through its investment phase and to positive cash flow Attractive Valuation Relative to Growth 10.7x 2023E revenues with projected revenue CAGR of 238% 2021 – 2025 versus comparables2 at ~13 - 18x 2023E revenues with meaningfully slower growth CAGRs of ~30%+ © 2021 Hyperfine Confidential5 1: Assuming no redemptions. Comprised of $207.0 million from the SPAC trust fund, $126.1 million from PIPE investors and $65.8 million from Hyperfine/Liminal balance sheet (assumed cash on Hyperfine/Liminal balance sheet at closing of the transaction), less $24.2 million transaction expenses. 2: Based on company projections, public filings, analyst estimates and Capital IQ as of 07/06/21.

Transaction overview Sources, uses and pro forma ownership Sources of Funds ($M) Cash in Trust1 $207.0 Target Shareholders Equity Rollover $564.8 Private Placement $126.1 Target Cash2 $66.0 Sponsor Founder Shares $57.9 Total Sources $1,021.8 Uses of Funds ($M) Equity Issued to Target Shareholders $564.8 Cash to Balance Sheet3 $374.7 Estimated Transaction Costs $24.2 Sponsor Founder Shares $57.9 Payment of Loan Payable $0.2 Total Uses $1,021.8 Pro Forma Valuation ($M)5 Illustrative Share Price $10.00 Fully Diluted Shares Outstanding (M)4 95.6 Equity Value $956.0 + Debt $0.06 - Cash $374.7 Enterprise Value $581.3 2023 Revenue $54.2 2023 Revenue Multiple 10.7x HealthCor Catalio Founder Shares 6.0% PIPE Investor Shares 13.2% HealthCor Catalio Public Shares 6.0% 13.2% 21.7% 48.0% 11.1% Hyperfine Equity Rollover 48.0% 21.7%Liminal Equity Rollover 11.1% © 2021 Hyperfine Confidential6 1: Assumes no redemptions. 2: Assumed cash on Hyperfine/Liminal balance sheet at closing of the transaction. 3: Comprised of $207.0 million from the SPAC trust fund, $126.1 million from PIPE investors and $65.8 million from Hyperfine/Liminal balance sheet (assumed cash on Hyperfine/Liminal balance sheet at closing of the transaction), less $24.2 million transaction expenses. 4: Estimated fully diluted shares outstanding based on (i) Hyperfine shares (45.9M); (ii) Liminal shares (10.6M); (iii) PIPE shares (12.6M); (iv) HealthCor Catalio public shares (20.7M); (v) HealthCor Catalio Sponsor shares (5.8M) 5: Valuation excludes any impact from potential earnouts 6: Reflects estimated debt balance following the closing of the transaction

Valuation benchmarking

	Companies	Median EV/ Revenue 2023E	Revenue CAGR 2021-2023E
High Growth Med-Tech	Butterfly Network, Inari Medical, Inspire, Pulmonx, Shockwave Medical, Silk Road Medical	12.7x	37.9%
Disruptive Technologies	10x Genomics, AbCellera, Adaptive Biotechnologies, Berkeley Lights, Guardant	17.9x	33.7%
HYPERFINE		**10.7x**	**384.4%**

© 2021 Hyperfine Confidential

7
HYPERFINE

Valuation benchmarking Merger price set at a discount to similar high growth and disruptive companies to incentivize current and new stakeholders to maximize impact Median EV/ Revenue 2023E Revenue CAGR 2021-2023E High Growth Med-Tech 12.7x 37.9% Disruptive Technologies 17.9x 33.7% 10.7x 384.4% © 2021 Hyperfine Confidential7 Source: Based on Capital IQ, public filings and analyst estimates (Butterfly valuation from company estimates) as of 07/06/21

[LOGO]

The best way to predict the future is to make it” Jonathan M. Rothberg Vice Chairman and Founder Our mission: To provide affordable and accessible imaging, sensing, and guided robotic intervention to revolutionize healthcare for people around the world. Hyperfine is the third company to go public from the 4C family © 2021 Hyperfine Confidential9

The Hyperfine ecosystem Democratizing Imaging, Sensing and Guided Intervention to cover the care continuum Image (FDA cleared) Sense (in development) Intervene (in development) © 2021 Hyperfine Confidential A full ecosystem solution: Hardware, software, consumables and applications powered by artificial intelligence 10

Hyperfine has created the next generation of MRI

MRI 1.0
1980

MAGNETOM Avanto

MRI 2.0
1990

HYPERFINE

MRI 3.0
FDA Cleared 2020

© 2021 Hyperfine Confidential
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HYPERFINE

Hyperfine has created the next generation of MRI MRI 1.0 1980 MRI 2.0 1990 MRI 3.0 FDA Cleared 2020 © 2021 Hyperfine Confidential11

Hyperfine has created the next generation of MRI

MRI 3.0 - FDA Cleared 2020

- Patent protected noise cancellation system enables clinical-grade images
- Portable low-field MRI
- FDA Cleared 2020
- Reimbursed under existing imaging codes

HYPERFINE

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Hyperfine has created the next generation of MRI MRI 3.0 - FDA Cleared 2020 Patent protected noise cancellation system enables clinical-grade images Current installed base of 46 units Portable low-field MRI FDA Cleared 2020 Current primary clinical uses: Stroke Hydrocephalus Cerebral Trauma Acute Mental Status Change Reimbursed under existing imaging codes © 2021 Hyperfine Confidential12

Estimated $70+ billion opportunity across the ecosystem $22B Sensing ICUs, Expanded Hospital, Surgical Centers, Outpatient, At-home ~4M Potential unit sales Imaging Hospitals, Outpatient >100,000 Potential installation targets $23B $28B Guided Intervention Hospitals and Health Systems >50M Potential image guided procedures © 2021 Hyperfine Confidential13

Numerous challenges with traditional MRI today High cost limits accessibility Adverse events occur in 22-46% of cases during transport Complex site requirements and upgrades Scheduling delays lead to longer length of stay Consumption of valuable personnel resources Risk of adverse events during transportation Maintaining connection to life support equipment © 2021 Hyperfine Confidential14

Workflow benefits Traditional MRI workflow (25.8 hours) MRI orderedPatient preparation Intra-hospital transfer to MRI MRI examination Intra-hospital transfer to unit Post MRI examination Hyperfine workflow (90mins, 94% reduction in total workflow time) MRI orderedMRI examination Post MRI examination © 2021 Hyperfine Confidential15

PERFINE

Emergency Department

HYPERFINE

Intensive Care Units
and Operating Rooms

HYPERFINE

Global Health

© 2021 Hyperfine Confidential 16 HYPERFINE

Hyperfine addresses challenges of traditional MRI by bringing MRI to the patient Emergency Department Intensive Care Units and Operating Rooms Global Health Safer and easier to use resulting in a faster time to diagnosis and treatment © 2021 Hyperfine Confidential16

Hyperfine portable MRI clinical use cases with current platform (V1) Intensive Care Unit - - - - - - - - - - - Acute Mental Status Change Ataxia Cerebral Edema Cerebrovascular Disease Cranial Neuropathy Extra Ventricular Drain Placement Follow-up Intracranial Hemorrhage Follow-up Ischemic Stroke Follow-up Hematoma Stroke Tumor Pre-and Post-Op Rehabilitation Clinic Acute Mental Status Change Brain Injury After Fall Stroke Recovery Emergency Department - - - - - - - - - - Blurred Vision Cranial Neuropathy Dizziness Headache Numbness Stroke Tingling Traumatic Brain Injury Vertigo Weakness Outpatient Atrophy Monitoring Hydrocephalus (Shunt Check) Multiple Sclerosis Pediatric Brain Volumetrics Hypoxic Ischemic Encephalopathy Hydrocephalus (Dx and Monitoring) Sports Injury Suspected Abuse © 2021 Hyperfine Confidential17

Hyperfine provides compelling platform for stroke diagnosis 15 million people worldwide suffer a stroke annually MRI scans are better at detecting ischemic stroke damage compared to CT scans Stroke is the 2nd leading cause of death globally MRI use for stroke has been limited due to lack of access to this expensive equipment Hyperfine offers an affordable MRI platform that can perform diffusion imaging for stroke diagnosis at the 87% strokes are ischemic strokes and experienced neuroradiologists to interpret the results. patient’s bedside, images can be shared securely with neuroradiologists around the world © 2021 Hyperfine Confidential18

Stroke diagnosis confirmed

62 year old male

Presented with new left sided weakness and tremor

FLAIR
T2
DWI
ADC
Home
Markup
Flip + Rotate
Export
Hanging Protocol
POC MRI
05-Jan-2021 14:05:43

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Stroke diagnosis confirmed 62 year old male Presented with new left sided weakness and tremor © 2021 Hyperfine Confidential19 FLAIRT2 DWIADC

Clinical validation of Hyperfine

Stroke | Hydrocephalus | Hematoma | Multiple sclerosis | Tumor resection

JAMA Neurology | Original Investigation

Assessment of Brain Injury Using Portable, Low-Field Magnetic Resonance Imaging at the Bedside of Critically Ill Patients

Kevin N. Sheth, MD; Mercy H. Mazurek, BS; Matthew M. Yuen, BA; Bradley A. Cahn, BS; Jill T. Shah, BA; Adrienne Ward, RN; Jennifer A. Kim, MD, PhD; Emily J. Gilmore, MD; Guido J. Falcone, MD, ScD, MPH; Nils Petersen, MD, PhD; Kevin T. Gobeske, MD, PhD, MPH; Firas Kaddouh, MD; David Y. Hwang, MD; Joseph Schindler, MD; Lauren Sansing, MD, MS; Charles Matouk, MD; Jonathan Rothberg, PhD; Gordon Sze, MD; Jonathan Siner, MD; Matthew S. Rosen, PhD; Serena Spudich, MD, MA; W. Taylor Kimberly, MD, PhD

C Large left middle cerebral artery
POC T2W
POC FLAIR
POC T1W
POC DWI
SOC
D Right anterior cerebral artery and middle cerebral artery watershed infarctions
POC T2W
POC FLAIR
POC T1W
POC DWI
SOC

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Clinical validation of Hyperfine Over 25 conference presentations and publications discussing clinical benefits for Game changer is a good way to put it […] being able to do the level of sophisticated imaging in an ICU that MRI can provide.’’ Dr. Fady Charbel, MD, FAANS, FACS Stroke HydrocephalusHematoma Multiple sclerosis Tumor resection Hyperfine provides me with an opportunity to acquire the information, to interpret the information, and to make a decision based on the information that’s in front of me.’’ Dr. Shahid Nimjee, MD, PhD, FAANS, FAHA Portable MRI should be used to image any patients in ICUs in any [clinical] setting.’’ Dr. Michael Schulder, MD, FAANS © 2021 Hyperfine Confidential20

Hyperfine business model allows for potential widespread adoption Subscription Model $7,250/month Over $261,000 - 3 year contract value Potential robust recurring revenue stream Software as a Service model could drive significant gross margin Subscription service includes: 4 contrast sequences (T1, T2, FLAIR, DWI with accompanying ADC map) Unlimited service and maintenance Unlimited user training Hyperfine Cloud PACS with unlimited Cloud archive Direct delivery to customer © 2021 Hyperfine Confidential21

Estimated Hyperfine economic benefits

Cost	Amount Saved
ED Length of stay and costs	$115,000
Hospital LOS and Costs	$49,000
Transport risks and costs	$120,000
Annual Total Cost Savings	**$284,000**
Annual Hyperfine Cost	$65,000
Net Annual Cost Savings	**$219, 000**
Incremental MRI revenue	$57,000
Net Annual Savings+Revenue	**$276,000**

HYPERFINE

© 2021 Hyperfine Confidential
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Estimated Hyperfine economic benefits Financial Benefits analysis based on data from Large Academic Medical Center © 2021 Hyperfine Confidential22

[LOGO]

Innovative R&D engine designed to expand product roadmap

Potential benefits:

Improved usability	Expanded Addressable Market
Lower cost of goods	Automated Stroke Detection

HYPERFINE
Stroke
Hydrocephalus
C-spine
Extremities
Intra and Post Operative

- Existing applications V1
- Potential future applications V2

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Innovative R&D engine designed to expand product roadmap Existing applications V1 Potential future applications V2 Expanded Addressable Market Improved usability Hydrocephalus C-spine Automated Stroke Detection Lower cost of goods Intra and Post Operative © 2021 Hyperfine Confidential24

Liminal will democratize brain sensing

Heart monitors are easy, accurate, and universal

After an accident **Before and during surgery**

At a checkup **While exercising**

...but access to brain monitors is restricted.

© 2021 Hyperfine Confidential

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HYPERFINE

Liminal will democratize brain sensing Heart monitors are easy, accurate, and universal After an accidentBefore and during surgery At a checkupWhile exercising …but access to brain monitors is restricted. © 2021 Hyperfine Confidential25

Liminal non-invasive brain vital sensor Breakthrough AEG Technology designed to unlock access to blood flow and pressure Non-Invasive Risk-free use on every patient to enable broader access and earlier diagnosis Continuous Trend Analysis Continuous sensing to build trends for data-backed treatment Easy to use Designed to be easy to use for immediate, precise care © 2021 Hyperfine Confidential26

Brain-sensing clinical opportunities Intensive Care Unit Hydrocephalus Vasospasm Stroke Cerebral edema Traumatic Brain Injury Subarachnoid hemorrhage Suspected seizures Acute liver failure Altered mental status Brain tumors Sepsis Operating Room Outpatient & At Home Intraoperative monitoring/anesthesia Shunts Epilepsy Tumor progression Post surgical monitoring Thrombectomy Concussion long-term effects Idiopathic intracranial hypertension Asymptomatic carotid stenosis Hematoma Stent thrombosis Hypertension Obstructive sleep apnea Sickle cell anemia Emergency Department Traumatic Brain Injury Stroke Seizures Triage for lumbar punctures Altered mental status Headaches Status epilepticus Cardiac arrest Hypertensive urgency and emergency © 2021 Hyperfine Confidential27

Powered by artificial intelligence

Precision when and where it matters

Sense

RFINE

Image

HYPERFINE

Intervene

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HYPERFINE

Hyperfine's goal is to build an ecosystem across the care continuum Hyperfine aims to provide affordable care at the patient’s side... Sense Image Precision when and where it matters Intervene © 2021 Hyperfine Confidential28

Future product roadmap To expand from imaging to guided intervention 2023 Guided Intervention V2 MRI Imaging neuro, c-spine, extremities and interventional procedures Brain Sensing Non-invasively monitor brain vitals for blood flow and pressure Guided Intervention Image-guided interventions with real-time registration for surgical navigation Guided Robotics MRI-guided robotics to improve accuracy for life saving interventions Breast MRI Breast screenings as a safer alternative to detect cancer © 2021 Hyperfine Confidential29

[LOGO]

Install base growth has potential to drive strong revenue and margin profile

5-year revenue projection
$ in millions
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
$2.3[1]
$16.3
$54.2
$141.1
$301.6
2021E
2022E
2023E
2024E
2025E
Imaging
Sensing
Interventional
Total Revenue
Gross Margin
NM
47.9%
66.0%
70.6%
71.9%

Imaging install base
3,000
2,000
1,000
0
45
264
719
1,562
2,848
2021E
2022E
2023E
2024E
2025E

Sensing install base
3,000
2,000
1,000
0
105
643
1,661
2021E
2022E
2023E
2024E
2025E

© 2021 Hyperfine Confidential 31 HYPERFINE

Imaging install base 3,000 2,848 2,000 1,562 1,000 719 45 264 0 2021E 2022E 2023E 2024E 2025E 5-year revenue projection $ in millions 350.0 $301.6 300.0 250.0 200.0 150.0 $141.1 100.0 $54.2 50.0 $2.31 $16.3 0.0 2021E Imaging 2022E Sensing 2023E Interventional 2024E2025E Total Revenue Gross Margin NM 47.9% 66.0% 70.6% 71.9% Sensing install base 3,000 2,0001,661 1,000 643 105 0 2021E 2022E 2023E 2024E 2025E 1: Total revenue for the quarter ended March 31, 2021 was approximately $0.3 million. This amount is preliminary, unaudited and may change, was prepared by management and is based on the most current information available to management.

Investment priorities

Imaging	Clinical and regulatory
	Commercialization globally
	Next generation and consumables product development
	Execute deep learning AI apps
Sensing	Regulatory and clinical trial execution
	Commercialization in US and Global
	Product development
Guided Intervention	Interventional MRI, robotics, and consumables development

© 2021 Hyperfine Confidential 32 HYPERFINE

Investment priorities Clinical and regulatory Commercialization globally Imaging Next generation and consumables product development Execute deep learning AI apps Regulatory and clinical trial execution Sensing Commercialization in US and Global Product development Guided Intervention Interventional MRI, robotics, and consumables development © 2021 Hyperfine Confidential32

Highly compelling investment characteristics Large Market Poised for Disruption Massive TAM of over $23 billion for imaging with potential to take market share and expand the market category. Both companies could unlock huge markets individually but combined have the potential to build an ecosystem across the care continuum. Recurring Revenue Business Model Designed to be a recurring revenue business with annual recurring revenue of greater than $250MM projected by 2025 Massive Pipeline Opportunity Product and applications pipeline has the potential to unlock markets with $50 billion in incremental addressable markets for sensing and guided intervention. Liminal Sciences has the potential to substantially change the way neuro care is delivered by providing non-invasive, real-time brain vitals to doctors that were previously inaccessible. Hyperfine Capitalized to Succeed ~$375MM1 of cash to drive Hyperfine through its investment phase and to positive cash flow Attractive Valuation Relative to Growth 10.7x 2023E revenues with projected revenue CAGR of 238% 2021 – 2025 versus comparables2 at ~13 - 18x 2023E revenues with meaningfully slower growth CAGRs of ~30%+ © 2021 Hyperfine Confidential33 1: Assuming no redemptions. Comprised of $207.0 million from the SPAC trust fund, $126.1 million from PIPE investors and $65.8 million from Hyperfine/Liminal balance sheet (assumed cash on Hyperfine/Liminal balance sheet at closing of the transaction), less $24.2 million transaction expenses. 2: Based on company projections, public filings, analyst estimates and Capital IQ as of 07/06/21.

HYPERFINE

Thank you

Come join us!
Help us make the future.

200kg/440lb MAX

July 2021

© 2021 Hyperfine Confidential

Thank you Come join us! Help us make the future. July 2021 © 2021 Hyperfine Confidential

Proven team, clear mission, driven to succeed Dave Scott Chief Executive Officer Dr. Khan Siddiqui Chief Strategy Officer & Chief Medical Officer Mark Hughes Chief Operations Officer Chris Ward Head of Marketing Neela Paykel General Counsel Robert Glashow Acting Chief Financial Officer Ruby Gill Head of Product Rob Korn SVP Global Sales Dr. Eddie Knopp Sr. Medical Director Kamyar Firouzi Chief Technology Officer, Liminal Ryan Silvestri Head of Product Engineering Dr. David Rosenthal Chief Medical Officer, 4Catalyzer Brian Welch Sr. Director Clinical Science Michael Poole Head of Advanced Development Elena Kaye Senior Scientist / Interventional Leader © 2021 Hyperfine Confidential35

99 issued patents and 285 pending applications Operates on the same amount of power as a coffee maker <1.6kW powered MRI system <50" diameter self-contained MRI system Noise cancelling technology to reduce interference MRI scanner on wheels © 2021 Hyperfine Confidential36

Competitive imaging

	Portable CT CereTom	Portable MRI Swoop
Setting	ED - Neuro ICU	ED - Neuro ICU
Imaging	CT, CTA, CTP	T1, T2, FLAIR, DWI
Use Cases	Stroke	Stroke
Limitations	Larger size - Ionizing radiation	Ergonomics
Benefits	Widely available and fast	Reduces radiation exposure

© 2021 Hyperfine Confidential
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HYPERFINE

Competitive imaging © 2021 Hyperfine Confidential37

Medtronic	GE	Philips	Siemens	Hitachi	Fonar	IMRIS
Product Name	- Polestar N10 0.12T (Odin) - Polestar N20 (Odin) - Polestar N30 (Odin)	Signa 0.5 T	- Panorama 1T - Panorama 0.23T	MAGNETOM Open 0.2T	AIRIS 0.3T	Fonar 360°	- Siemens - MAGNETOM 1.5T - MAGNETOM 3T
Overview	Does not require extensive renovation of the OR or restrictions of instruments	Only 15 systems built, discontinued due to complicated siting requirements	Open MRI for obese and claustrophobic patients	It can be disassembled into 3 pieces for installation w/out site construction	Accommodates obese, claustrophobia, and pediatric patients	Dual-purpose: when it's not used for surgery, it can be used, as is, for Dx.	Ceiling-mounted scanner can move in/out of OR
Use cases	Tumor resections with real-time imaging.	- Minimally invasive procedures - Focused ultrasound of breast lesions - Biopsies	- Thermal ablation of brain tumors - Biopsy procedures and kinematic joint studies	Tumor resections	Minimally invasive pain therapy: spinal disc prolapses, back and neck pain or arthritis, puncture of haematomas	Minimally invasive therapies: RF, chemotherapy, microwave, drugs	- DBS positioning - Drug-delivery - Tumor resection - Laser ablation
Features	Image fusion of pre-operative diagnostic scans (CT, MR, PET and fMRI) with intra-operative images	- Integrated focused ultrasound into scanner table setup - 3D tracking system	Optional OptoGuide enables real-time needle tracking	"instant field off" function to shut off the magnetic field within seconds if there is a complication		Special moveable bed allows the patient to be positioned at any height and any angle	- BrainLab Brain Suite SW nav partnership - Ceiling mounted to move between OR's
Notes	Total anesthesia and operation times are prolonged	Concept promoted before RSNA '93, unclear if commercialized	Eliminates $30k craniotomy; reduce hospital stay and patient morbidity	Priced below most states certificate of need limits	Laser	Revenues from diagnostic scanning can subsidize surgical program	- Can be used for diagnostic imaging - "iMRI to the patient"
Availability	- No longer sold - N10: $960,000	- No longer sold - Signa: up to $2M	No longer sold	- $900,000 - UCLA: Dr. R. Lufkin	No longer sold	Work in progress	- $1.5+ M - 75 systems WW

© 2021 Hyperfine Confidential 38 HYPERFINE

[LOGO]

Exhibit 99.3

Jonathan Rothberg

Hi, I am Jonathan Rothberg. Thanks for joining today. I like to say the best way to predict the future is to make it, and today, I am going to tell you about how we are building a future of digital surgery by combining Hyperfine’s first portable MRI with Liminal’s first advanced brain monitor with the expertise and resources of HealthCor. Together this will form the hub for the future of digital surgery. I’m going to turn it over to the team to tell you more.

Chris Gaulin

Thank you, Dr. Rothberg. I am Chris Gaulin, CEO of HealthCor Catalio Acquisition Corp, and a Partner at HealthCor Management. I am thrilled to discuss the three-way merger between HealthCor Catalio, Hyperfine, and Liminal. And I speak for everyone here at HealthCor when I say that we could not be more excited to partner with Dr. Rothberg, given his incredible innovation track record over many decades. And as you’re going to see, this innovation is core to both the Hyperfine and Liminal story. The agenda today is as follows. I am going to give a brief overview of the transaction, then executive chairman Scott Huennekens will discuss the companies’ visions and why combining the two is so important to maximizing value, and then Hyperfine CEO Dave Scott will walk through the vision, the execution plan, and the financials.

So let me just give you a few words of background on HealthCor and our SPAC. HealthCor was founded in 2005, and we currently manage about $3 billion in assets under management. We firmly believe that we have one of the deepest, most experienced teams in public market healthcare investing. And over HealthCor’s history, one of the most profitable areas where we have deployed capital has been in identifying disruptive technologies that target large market opportunities, specifically in the medtech sector. The goal with our SPAC was to leverage this historical strength in medtech and find a business combination partner that fit these criteria.

Our SPAC, HealthCor Catalio Acquisition Corp., went public in January. We raised 207 million dollars of total capital without warrant coverage and had an impressive list of participating shareholders. We also made sure that our SPAC board of directors had significant experience, and I’ll specifically mention Mike Weinstein, who is currently the head of strategy at Medtronic, and Taylor Harris, who was the CFO at MyoCardia, and prior to that CFO at Zeltiq, and Thoratec.

Hyperfine and Liminal perfectly fit the criteria I outlined earlier. Hyperfine has an FDA cleared, commercially launched, and reimbursed product that is just starting to disrupt the 23 billion dollar MR imaging market. The Hyperfine business model requires very little upfront investment by the hospital and can generate a steady, recurring stream of revenue as units are placed. The ROI on the system for the healthcare facility is therefore extremely attractive. And perhaps most critically, the Hyperfine MRI machine facilitates a completely new use-case for where MRIs can be performed. And the business model, therefore, doesn’t require facilities to take out any previously invested capital. Hyperfine is additive to the MRIs that facilities are performing currently, and the machine’s portability opens up numerous channels outside of the hospital.

On the Liminal side, Liminal is developing a non-invasive brain monitoring device that has the potential to transform how brain monitoring will be conducted. Non-invasive brain monitoring does not exist today, and its absence is a major impediment to patient care. And we believe Liminal has the potential to become just as ubiquitous and non-invasive as cardiac monitoring is today. The combined company has an extremely long growth runway, and this transaction capitalizes the business to aggressively pursue both the commercial execution and the R&D and pipeline investment.

Moving on to the transaction details. HealthCor Catalio Acquisition Corp. is merging with both Hyperfine and Liminal in a transaction valued at 581 million dollars. The company will take the Hyperfine name. HealthCor Catalio Acquisition Corp. intends to contribute 207 million in cash and raise 126 million through the PIPE placement. With the existing cash on Hyperfine’s balance sheet, the combined company is expected to have 375 million in total cash to attack the market opportunity, which Scott and Dave will walk through. The cash is expected to take the company to cash flow breakeven in 2025. And lastly, I’ll note that all shareholder equity is being rolled over in this transaction.

So lastly, before I turn it over, just a couple of words on valuation. We think the deal is attractively priced. The combined Hyperfine-Liminal value is just under 11x 2023 revenue on an EV to revenue basis. We note here that essentially all of the projected 2023 revenue will be derived from the Hyperfine portable MRI device, implying the valuation on Hyperfine of 8.5x 2023 revenue, well below peers with slower growth rates. Liminal has the potential to fundamentally change brain monitoring, which we believe will generate substantial value over time as the product is brought to the market.

Again, we are extremely excited to announce this transaction with Hyperfine and Liminal, and to have the opportunity to partner with Dr. Rothberg and the entire team. And with that, I’ll turn it over to Hyperfine executive chairman, Scott Huennekens.

Scott Huennekens, Executive Chairman

Thanks, Chris. I am now going to share the Hyperfine vision before turning this over to CEO Dave Scott to discuss Hyperfine in more detail. As Dr. Rothberg said in his opening, the best way to predict the future is to make it, which he has with multiple successful companies. Part of Dr. Rothberg’s vision is to use the advances in technology – namely computing power, micro-electronics, connectivity, big data, and AI to democratize technologies in life sciences to make solutions better, smaller, cheaper, and more accessible to clinicians and physicians globally. We are doing the same here at Hyperfine.

I have worked in the Life Sciences industry now for 30 years, and I have been involved with a number of successful, disruptive companies with billion dollar plus exits and IPOs. Whether Volcano, Verb Surgical, or Acutus, these have all been platforms at the interplay of imaging, and navigation. I am more excited about Hyperfine than any of them. First of all, it is now possible to build solutions that include the device or devices, connectivity, big data, and AI. We are doing this at Hyperfine with our ecosystem of imaging, sensing, and guided intervention. On top of the opportunities created by this platform or this ecosystem – it’s in one of the most exciting sectors within medtech: the brain. The brain is poised for explosive clinical advancement in the next 10 years. The brain is where the heart was 30 years ago. And we all know about the numerous billion-dollar markets that have been formed over the last 20 years in heart monitoring, imaging, and interventional therapies.

At Hyperfine, we have a vision to be a leading company in the brain across the care continuum with our ecosystem. Additionally, Hyperfine’s technologies will allow us, over time, to expand beyond the brain which Dave will discuss.

Hyperfine is starting in MRI. The vision is to make MRI accessible to all physicians and patients globally. MRI is a tremendous innovation with many beneficial clinical applications for earlier and better diagnosis. But an MRI, as it exists today, is like the super computer in the 1970’s that took up an entire room and was only accessible by IT departments. for limited functions. Like Bill Gates’ vision to put a computer on every desktop – the democratization of computing made it accessible to a larger population and created tremendous new opportunities. That is what Hyperfine is doing with MRI 3.0.

Let’s talk a little bit more about what we mean by MRI 3.0, the next generation of MRI. We have begun commercializing the word’s first portable MRI machine with its FDA clearance in the second half of 2020. Hyperfine’s breakthrough is our patent protected, AI driven, image noise cancellation system which has allowed for near real-time, clinical grade imaging in a portable system. We have a rapidly expanding installed base of 46 units with procedures reimbursed under existing MRI imaging codes. With nearly 100 patent protected technical breakthroughs, we are enabling portability today for brain imaging applications, but the platform will expand to multiple future clinical applications with our version 2 device.

Hyperfine’s portable MRI – for the first time – enables there to be an MRI in every location that can benefit from one, including Emergency Rooms, ICUs, ORs [Operating Rooms], and other non-hospital settings.

Given this transformative shift in technology and capability across both MR imaging and brain sensing, we see a $70 billion market opportunity for the three elements of our ecosystem. This includes MRI imaging of $23 billion, with over 100,000 potential hospitals and outpatient locations globally, as well as contrast agents and accessories for procedures.

As Chris mentioned, brain sensing and monitoring will be a new and developing market when we launch. We see this as a $22 billion market opportunity in multiple locations: hospitals, outpatient centers, surgi-centers, ICUs, outpatient, and eventually the home.

Lastly, guided intervention, also under development, is a $28 billion opportunity that includes low-field portable MRI systems, robotics, therapeutic tools, and other accessories.

As Dave will present, we have a unique pricing and business model which is subscription based vs. capital equipment sales based, allowing us to expedite commercialization success and have a recurring annuity-like revenue base. I will now turn it over to Dave to discuss Hyperfine in more detail.

Dave Scott

Thanks Scott. First, a little bit about my background. I have a 25-year career in the medical device industry, specifically in image guided therapies. Prior to Hyperfine, I was at Apple, building and leading innovation teams in Apple’s Special Projects Group. Before that, Scott and I worked together at Verb Surgical to create the next generation of digital surgery and surgical robotics. I also spent several years at Intuitive Surgical and was fortunate enough to be part of the amazing growth of surgical robotics leading their Advanced Imaging Technologies Teams.

Let’s begin by understanding the challenges of typical MRI today. A typical MRI system is over $2 million and several hundreds of thousands of dollars of installation and ongoing support costs requiring highly complex site requirements and upgrades. In addition, complications with transporting patients result in scheduling delays, lost revenue, and increased length of stay, and require extensive personnel resources to operate, maintain, and support. From a patient perspective, there is significant risk of adverse events due to patient transport. And finally, it is difficult, if not impossible to image critical care patients that are connected to complicated life support equipment, preventing access to care for the patients that need it most.

Let’s look at workflow benefits first and how Hyperfine addresses some of these challenges. In a recent study, traditional MRI workflow was shown to take approximately 26 hours end to end. The Hyperfine system, in contrast, has demonstrated an end to end workflow of 90 minutes, a 94% reduction.

To be clear, we are not trying to replace existing MRI technology– but rather, to augment it. Hyperfine has the anticipated benefit of driving additional patients to the MRI suite. This is because complex ICU patients who require extended scheduling time can be imaged using Hyperfine at the patient bedside, freeing up more cycles at the traditional MRI suite and driving incremental revenue to the hospital.

Hyperfine has freed MRI from the basement and is now bringing MRI directly to the patient where it is needed most – in the emergency department, the intensive care unit, and the operating room, and also, because if its low cost, portability, and accessibility, it opens up the opportunity to bring MRI to the global health population.

Turning toward the clinical opportunities. Hyperfine is currently cleared for non-contrast brain MRI for all of the above applications. Because of its low cost and portability, Hyperfine provides diagnostic information for multiple point of care clinical scenarios – from acute mental status changes in the ICU to monitoring stroke recovery, outpatient imaging for MS, hydrocephalus evaluation in pediatrics, and most importantly, for management of acute stroke in the emergency department.

Now let’s look specifically at stroke – stroke is a huge world-wide health problem. Detecting ischemic stroke early can save lives. Hyperfine provides the tissue contrast to identify ischemic stroke and confirm diagnosis and a treatment. Diffusion weighted MRI is the diagnostic standard for acute stroke detection and provides much more direct assessment of brain tissue at risk of infarction. In stroke management, time is critical to saving the brain, and being able to image a patient at the bedside as soon as they arrive can mean complete recovery from symptoms versus life-long debilitation.

Let’s look at a specific stroke clinical case where Hyperfine was used in diagnosis. This is an example of a 62 year old male who presented with sudden left side weakness. A Hyperfine scan done in the ER at the bedside showed large vessel occlusive stroke in left side of the brain, expediting immediate thrombectomy where a clot was removed. By doing the scan at the bedside, it potentially saved hours before treatment.

Hyperfine is gaining clinical validation through multiple papers published and presented at conferences showing benefits of Hyperfine in various clinical scenarios. Here are some quotes from well renowned neurosurgeons. Dr. Fady Charbel, Chair of Neurosurgery at University of Illinois Chicago has called it game-changing; Dr. Shaheed Nimjee, Director of the Stroke Center at Ohio State University purchased a unit then purchased two additional units; and Dr. Michael Schulder, Director and Professor of neurosurgery at Northwell Health said that portable MRI should be used to image any ICU patient under any clinical setting.

Now let’s look at the economic picture for a hospital or care setting. As I mentioned, a traditional MRI machine is several million dollars with costly ongoing annual maintenance and operating expenses. We have eliminated the huge costly outlay associated MRI. We have structured Hyperfine as a software-as-a-service model. We are presenting to the customer a clear and transparent pricing model for software and cloud services that minimizes the negotiation process. At seven thousand, two hundred and dollars per month over 36 months, this represents a total 3-year value a little above $261k with a recurring revenue stream and significant gross margin.

Hyperfine is reimbursed for outpatient hospital imaging by Medicare. Inpatient reimbursement is split with technical fees included in the DRG payment and professional fees billed by the radiology department. In addition, there are significant cost savings and somewhat surprisingly, Hyperfine drove additional revenue to the MRI suite due to the fact that using our system freed up valuable timeslots for outpatient MRIs.

Now let’s turn to our R&D pipeline. Our next generation V2 platform, currently in development, is intended to expand upon stroke and hydrocephalus from our V1 platform and introduce C-Spine imaging – to expand into the trauma market, extremity imaging – to expand into urgent care and outpatient settings, and intra and post-op imaging – which will allow us to expand into the OR segment.

Let’s now discuss another technology in our pipeline: the Liminal brain sensing system. As Scott mentioned earlier, today heart monitors are everywhere and they are an easy, accurate, and universal tool to assess a person’s health. However, there is no equivalent for the brain. The current solution to correctly measure intracranial pressure is to drill a hole in the skull and insert a bolt and a pressure sensor. This is just not practical outside of specialized hospitals, severely limiting access to this critical information.

At Hyperfine, we intend to change that and make brain monitoring as ubiquitous as heart monitoring. We are developing a way to monitor the brain, enabling access to key brain vital signs such as cerebral blood flow and intracranial pressure more easily than ever before. In addition, this technology will be synergistic with our hyperfine MRI platform as we connect the care continuum from sensing to imaging and ultimately to intervention.

Our breakthrough technology uses a phased array ultrasound for steering the beam to focus on specific parts of the brain to non-invasively measure brain vitals. The device gathers continuous data and is intended to be easy to use and able to be applied without specialized training. This technology will provide the clinician with valuable feedback and insight into brain conditions and altered mental state assessment. With our system, we intend to make brain monitoring as easy as taking a pulse.

There are significant clinical opportunities for brain sensing to help patients across the care continuum. Stroke, traumatic brain injury, and brain bleed are immediate applications in traditional spaces, such as intensive care units within the hospital where clinicians are familiar with measurements of intracranial pressure and cerebral blood flow. The operating room has several important applications and there is a huge opportunity to expand access to brain vitals into the emergency department, outpatient procedures, and ultimately even monitoring patients in their own home.

We’ve discussed sensing and imaging. Now, let’s discuss the third element of our ecosystem: guided Intervention. With the portability and low field strength of the Hyperfine MRI platform, we can expand into guided intervention procedures and ultimately robotic-guided procedures using traditional robotic technologies, rather than complex and esoteric designs that are trying to work around the limitations of a high field magnet.

Our roadmap addresses the full continuum of care from sensing to imaging to intervention, delivering accessible care across a multitude of care setting. The mission is affordability and access, so we are actively employing the same model to deliver portable imaging to sensing and robotics.

Starting with our V2 platform, we will expand into brain sensing. Our low field MRI could allow us to use conventional technologies for guided intervention, tools and instruments, and eventually for robotic-guided intervention to enable more precise biopsies and ablation procedures for improved patient outcomes.

Turning to the financials. This year – 2021 – is our first year of commercialization. We are projecting a year over year compound annualized growth rate of over 100% to reach over $300 million in revenues by 2025. This is driven by our subscription-based model which builds as our installed base grows and delivers significant gross margin of over 70% as we expand our installed base. By 2025, we will have penetrated only 3% of this huge opportunity.

This potential growth will further be enhanced by the introduction of our product pipeline. As we introduce consumables, sensing, and robotic guided intervention, we intend to expand our ecosystem to further expand our market and our installed base.

We plan to put the capital to work across the three ecosystem elements, with the majority going toward the imaging platform to expand our commercialization as well as our V2 pipeline with machine learning applications. We expect the remainder of capital to be used to develop the brain vital sign sensing platform along with guided intervention and consumables.

I simply couldn’t be more excited about the opportunity in front of Hyperfine. When I was at Intuitive Surgical, surgeons would often ask, “Why do I need a robot?” With Hyperfine, I don’t hear clinicians asking, “Why do I need portable MRI?” The clinical value proposition is obvious. This is a huge market that is poised for disruption.

Portable MRI’s time has come, and we believe Hyperfine is the company to deliver on that vision. The simplicity of our design enables a low cost of goods which allows access to customers at a great price point built upon a robust, recurring software-as-a-service revenue model that leverages the advancements in machine learning and cloud services.

And finally, we are just scratching the surface. With the tremendous pipeline of innovations, from sensing to consumables to robotic guided intervention, we believe we are poised to transform the healthcare continuum from portable imaging to robotic surgery.

Thank you for joining us.

Exhibit 99.4

Subject: Big, Big News for Hyperfine and Liminal Sciences!

Hello Hyperfine and Liminal Sciences Teams,

Some days are even better than others when you’re helping to change the world. Today is one AWESOME day!

I have fantastic news to share. This morning, Hyperfine and Liminal Sciences announced our first steps to become a public company.

Yes, we are talking about the companies that you built, which we anticipate will soon be traded on the Nasdaq Stock Market.

Let’s take a moment and think about our history. Drawn toward a unique vision to transform MRI and brain monitoring, and fueled by courage, dedication, and humility, we have created significant, newfound clinical capabilities. Things we had to prove possible to ourselves before we could begin to tell others. The culmination of that work brings us to today.

Thank you for being part of this incredible moment!

As part of our path forward, Hyperfine and Liminal Sciences will become one, united entity. We are thrilled to bring these platforms together, and we anticipate a bright future for the combined organization across MRI, brain monitoring, and image-guided surgical intervention.

Importantly, we expect that our jobs and mission will remain substantially the same. I will lead the combined organization of Hyperfine and Liminal Sciences. Dr. Jonathan Rothberg will be a member of the combined organization’s Board of Directors, and Scott Huennekens will be our Executive Chairman. Our day-to-day objectives and long-term vision are undeterred. Actually, we believe that as a public company we will improve our access to greater funding, which we expect will help us to continue our growth and touch more lives, faster.

How and why is this happening?

We have entered into a business combination agreement with HealthCor Catalio Acquisition Corp., a special purpose acquisition company (SPAC), a public company whose shares are listed on The Nasdaq Stock Market (“”Nasdaq”). SPACs are also known as “blank check” companies and they are formed with a purpose to combine with an operating business (like ours) to help accelerate its growth. This is a different, and we believe a more efficient, path to going public and raising capital relative to a traditional IPO. Upon the closing of the business combination, HealthCor Catalio Acquisition Corp. will be renamed as Hyperfine, Inc., and the combined company’s Class A common stock is expected to be listed on Nasdaq under ticker symbol “HYPR.”

We believe that becoming a public company will allow us to raise the capital required to help us advance our vision and support future growth plans. This is a critical milestone and momentous achievement for Hyperfine and Liminal. Further, we believe it validates the disruptive potential of our innovative technologies.

What’s next?

Today’s announcement is just the first step in our transition. Several things need to be completed before the business combination closes and we become a public company. These primarily include SEC filings and regulatory review as well as the approval HealthCor’s shareholders and Hyperfine’s and Liminal’s stockholders. During this time, we will continue to operate as an independent company and there will be no changes to your role or responsibilities. We encourage everyone to remain focused on your day-to-day work and achieving your current objectives.

We intend be as transparent as possible during this transition, and we are committed to keeping you updated when we can. That said, because of heightened legal requirements placed on all public companies, we are not able to share every detail during this time. Written communication about the transaction may be required to be filed publicly. So please avoid discussing the transaction over email, and please be careful about posting anything to Slack (remember that Slack is similar to email). If you have any questions or concerns to share, please see your manager or email investors@hyperfine.io.

We also need you to exercise a high degree of discretion and confidentiality. This announcement may generate interest from the media or other third parties who may contact you in search of more information. If you receive any inquiries, including from former Hyperfine or Liminal Sciences employees, please do not share ANY information. If asked about the announcement by friends and family, please only share public information that is included in the press release we issued this morning. You are welcome to share our press release and our companies’ public social media posts (you may re-post, re-tweet, etc.) if you refrain from adding or discussing further information regarding the transaction.

Let’s Celebrate!

Later this morning, let’s get together at our All Feet Meeting  to enjoy the moment, talk, and take your questions. Afterward, we’ll have lunch outside in Guilford.

In the meantime, I encourage you to read our press release [LINK] and watch the recording of our corporate presentation, which is available at [LINK]. In addition, we have attached a Q&A file with more information about the transaction and what it means for you, and we will be circulating more details about equity implications over the coming week.

Big day here, team! If you joined us seven years or seven days ago, know that you have the full applause of the Hyperfine and Liminal Sciences leadership teams. Thank you for being so awesome!

- Dave

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), HealthCor Catalio Acquisition Corp. (the “Company”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the timing of the completion of the Business Combination, the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Exhibit 99.5

Hyperfine / Liminal Sciences / HealthCor Catalio Business Combination

Hyperfine and Liminal Sciences have announced an agreement to combine with a Special Purpose Acquisition Company, or SPAC, called HealthCor Catalio Acquisition Corp. (Nasdaq: HCAQ). We believe this transaction enables us to raise a significant amount of additional capital and will accelerate our strategic initiatives and fuel our future growth plans.

Transaction & Timing

SPAC introduction, and SPAC vs. IPO

A SPAC, or Special Purpose Acquisition Company, is formed for the sole purpose of raising capital from public investors and using that capital to acquire a private company. Once the acquisition closes, the SPAC changes its name and ticker symbol to reflect the name and the mission of the acquired company.

Typically, the SPAC and its investors own a minority of the combined company. This process, called a “de-SPAC transaction”, is essentially a different path to going public and raising capital than through a traditional IPO.

HealthCor Catalio Acquisition Corp. is our SPAC Partner.

We are thrilled to partner with HealthCor Catalio Acquisition Corp. The HealthCor and Catalio management teams bring decades of experience focused on medical technology and life sciences companies. We believe that the proceeds from the business combination and their expertise and networks will accelerate our investment priorities and help us advance our growth objectives. This is a critical milestone on our journey to transform the standing paradigms in MRI and brain monitoring.

This is the beginning of an exciting new chapter!

This transaction provides access to both funding and expertise on our path toward driving a transformative shift in technology and capability across MRI and brain sensing. We are thrilled to partner with HealthCor Catalio Acquisition Corp. to usher Hyperfine and Liminal Sciences into the next phase of growth.

We are combining with a top tier institutional investor to enter the public market in a streamlined and efficient way. This process allows us to tell the compelling stories of Hyperfine and Liminal Sciences and convey our growth potential.

The closing is subject to closing conditions, including approval by HealthCor Catalio Acquisition Corp. shareholders, and the Securities and Exchange Commission (SEC) reviewing and declaring effective a Form S-4 registration statement to be filed in connection with the business combination.

We anticipate that the closing will not occur for several months. Upon completion of the business combination, we will combine with HealthCor Catalio Acquisition Corp., which will change its name to Hyperfine, Inc. and we anticipate the combined company’s Class A common stock will be publicly traded on Nasdaq with the ticker symbol “HYPR.”

Today’s announcement is just the first step in the process.

There are several initiatives that need to be completed before the transaction can close and we become a public company, including that a Form S-4 registration statement must first be filed with and declared effective by the SEC and the business combination will need to be approved by the shareholders of HealthCor Catalio Acquisition Corp., Hyperfine and Liminal. Until the transaction closes, Hyperfine and Liminal Sciences are still separate, private companies, and we intend to put our focus on continuing to drive our businesses as usual.

Business Impacts

Our mission, values, strategic initiatives, and day-to-day objectives remain in place.

This pending transaction does not and should not alter your role or responsibilities. While this is an exciting time for our companies, we all need to remain focused on our mission and day-to-day work.

We believe that accessing the public markets will provide us with resources to accelerate the initiatives we have underway, while also capitalizing on a strong innovation pipeline to promote further growth and opportunities for our businesses, employees, and customers.

Your Role, Structure & Company Culture

Your role and reporting lines remain the same.

If you were a Hyperfine employee yesterday, you are still a Hyperfine employee today. If you were a Liminal Sciences employee yesterday, you are still a Liminal Sciences employee today. HealthCor Catalio Acquisition Corp. does not have ownership or control over the companies. Upon closing, the combined company will operate as Hyperfine, Inc., and will be led by Dave Scott and members of our existing leadership team.

There are no planned organizational changes because of this announcement.

There are no planned organizational changes because of this announcement.

We are not planning any layoffs.

This is about investing in our future to accelerate our strategic initiatives and fuel our future growth plans.

We are focused on keeping our culture of innovation, collaboration, and high performance.

We are excited to be on this journey together! Our culture will evolve as we continue to grow and as we learn new ways of communicating as a public company. We will strive to maintain our culture and we encourage employees to continue supporting and collaborating with colleagues.

Stock, Compensation & Benefits

You cannot and should not buy HCAQ securities.

The SEC will pay attention to trading in HCAQ and will flag any trades by Hyperfine and Liminal Sciences employees. We will be providing more specific information in the coming weeks about your stock options and how they will be handled in the transaction.

Equity you have in Hyperfine and/or Liminal will be converted to securities in the combined entity.

At this time, we cannot disclose the details, but as soon as the information becomes available, we will share the specifics with you.

There will be prohibitions from trading by employees for a period of time and from time to time after the closing, similar to after an IPO.

We will be providing more information on the rules that will be generally applicable to trading in our public company shares in the coming months.

Your base pay and benefits remain the same.

This transaction will not change your base pay or benefits. Please reach out to your HR representative, as always, if you have any pay or benefits related questions.

Communication & Questions

Please avoid discussing the transaction over email, and please be careful about posting anything to Slack (remember that Slack is similar to email). If you have any questions or concerns, please see your manager or email investors@hyperfine.io.

Please only share public information about the transaction with external parties, including friends and family. We recommend referring directly to our press release [LINK]. Please keep in mind that there are strict legal limitations about what details can be shared about the transaction.

We encourage employees to post to their social media accounts, following the below guidelines. All employees should comply with the Hyperfine and Liminal Sciences Social Media Policy (attached separately).

•	DO: Feel free to link to today’s press release on your social media channels, using the title or a direct quote from the press release as your caption.
•	DO: Feel free to ‘like’ and re-post (re-tweet, etc.) any of our company’s social media posts that link to the press release.

•	DO: Use common sense and err on the side of caution.
•	DON’T: Comment about the deal with personal opinions or information about our business. The only language approved is what’s written in the press release.
•	DON’T: Answer questions from external parties (particularly press/media), even if you think you know the answer.

Do not speak with the media at all unless it is part of your job.

Please refuse to answer any questions about the transaction. Please direct any media inquiries to investors@hyperfine.io

Our plan is to be as transparent as possible during this process, but it will be different. SEC rules are very strict, and we need to follow them. We will need to focus our communications on our business, and not on the transaction or on financial or investor information.

If you have specific questions, please submit them to investors@hyperfine.io or your HR representative. Please understand that depending on the question, we may have to delay answering depending on legal considerations.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), HealthCor Catalio Acquisition Corp. (the “Company”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the timing of the completion of the Business Combination, the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Exhibit 99.6

Town Hall July 8 th , 2021 © 2021 Hyperfine Confidential +

© 2021 Hyperfine Confidential 2 Disclaimers Important Information about the Business Combination and Where to Find It In connection with the proposed business combination (the “Business Combination”) among HealthCor Catalio Acquisition Corp . (“HealthCor Catalio” or the “Company”), Hyperfine, Inc . (“Hyperfine”) and Liminal Sciences, Inc . (“Liminal”) the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S - 4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination . The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement (the “Business Combination Agreement”), the Company and the Business Combination . After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement . Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www . sec . gov . In addition, the documents filed by HealthCor Catalio may be obtained free of charge from HealthCor Catalio’s website at www . hcspac . com or by written request to HealthCor Catalio at ir@hccspac . com . Participants in the Solicitation The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination . You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 , which was filed with the SEC on March 29 , 2021 , and is available free of charge at the SEC’s web site at www . sec . gov . Additional information regarding the interests of such participants will be contained in the Registration Statement when available . Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination . A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available .

© 2021 Hyperfine Confidential 3 Disclaimers Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s, Liminal’s and the combined company’s products and services . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) the ability of the Company, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of the Company, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement ; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against the Company, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close ; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Capital Market, as applicable, following the Business Combination ; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination ; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees ; (6) costs related to the Business Combination ; (7) changes in applicable laws or regulations ; (8) the inability of the combined company to raise financing in the future ; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities ; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product ; (11) the inability of Hyperfine, Liminal or the combined company to identify, in - license or acquire additional technology ; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements ; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing ; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others ; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services ; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing ; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance ; (18) the impact of COVID - 19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination ; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC .

© 2021 Hyperfine Confidential 4 Disclaimers The Company, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive. The Company, Hyperfine and Li min al caution readers not to place undue reliance upon any forward - looking statements, which speak only as of the date made. The Company, Hyperfine and Liminal do not un dertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in their expect ations or any change in events, conditions or circumstances on which any such statement is based. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall ther e b e any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Industry and Market Data This presentation includes information and statistics regarding market participants in the sectors in which Hyperfine or Limi nal compete and other industry data which was obtained from third - party sources, including reports by market research firms and company filings. None of the information provi ded by the third - party sources has been independently verified. This presentation may contain trademarks, service marks, trade names and copyrights of other companie s, which are the property of their respective owners. Intellectual Property This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the propert y o f their respective owners and are incorporated for illustrative purposes only. Solely for convenience, some of the trademarks, service marks, trade names and c opy rights referred to in this presentation may be listed without the TM, SM, C or R symbols. The Company, Hyperfine and Liminal do not intend the use or display of the trad ema rks, service marks, trade names or copyrights of such other companies herein to imply a relationship with, or endorsement or sponsorship of the Company, Hyperfi ne or Liminal by, these other companies .

© 2021 Hyperfine Confidential 5 • Today we announced that we have taken the first steps to become a public company • We are doing this through a business combination between Hyperfine, Liminal Sciences, and HealthCor Catalio Acquisition Corp., a SPAC (Special Purpose Acquisition Company) • We believe this is an incredibly strong validation of our commercial growth potential, and this will provide us with additional funding to support our key objectives • We’re doing this as a team, and our team (including all of you) is only going to be stronger going forward. This milestone wouldn’t be possible without YOU

© 2021 Hyperfine Confidential 1: Subject to regulatory authorization 6 Hyperfine + Liminal Sciences • Hyperfine is revolutionizing MRI access with its Swoop Ð portable MRI device. • Our technology enables the expansion of high - quality imaging to ER, OR, ICU, outpatient, and other non - hospital settings. • Liminal Sciences is working to make non - invasive brain monitoring as easy as taking blood pressure measurements. • Initial planned applications of our technology include conventional care settings such as ICUs • Long term, this technology carries potential in new care settings such as OR, ER, and outpatient care; and eventually the possibility to monitor patients at home 1 • Combining our teams is the next step in our mission to provide affordable and accessible imaging, sensing, and guided robotic intervention to revolutionize healthcare for people around the world.

© 2021 Hyperfine Confidential 7 Hyperfine + Liminal Sciences • We see a $70B+ addressable market opportunity across our ecosystem: • MR imaging • Brain monitoring • MRI - guided robotic intervention • We plan to deploy the capital from this transaction across our combined vision: • Expand MRI commercialization and invest in our V2 pipeline with machine learning applications • Develop brain vital sign sensing platform • Invest in guided intervention and consumables

© 2021 Hyperfine Confidential 8 The Hyperfine Ecosystem Democratizing Imaging, Sensing and Guided Intervention to cover the care continuum An ecosystem solution: Hardware, software, consumables, and applications powered by artificial intelligence Image (FDA cleared) Intervene (in development) Sense (in development)

© 2021 Hyperfine Confidential 9 HealthCor Catalio Acquisition Corp • HealthCor is an investment management firm focused on the global healthcare and life sciences industry • F ounded in 2005 by Joseph Healey and Arthur Cohen • Partners all have 20+ years investing experience across numerous healthcare cycles • Extensive Medtech product experience driving large percentage of historical attribution Partner and Portfolio Manager at HealthCor with 20+ year investing experience. Medical Technology Sector Head at HealthCor with ~15 years investing experience. • Completed $207 million SPAC IPO in January 2021. Deal 9x over - subscribed without warrant coverage • Experienced SPAC BoD: Mike Weinstein, Taylor Harris, Kenan Turnacioglu and Dr. Chris Wolfgang • Catalio founded by G. Petrocheilos and J. Vogelstein. GP consists of world - renowned scientist - entrepreneurs as well as Coatue Management, Duquesne & Alan Howard Founding partner and Portfolio Manager at HealthCor with 25+ year investing experience. Joseph Healey HealthCor Founder and SPAC Chairman Chris Gaulin HealthCor Partner and SPAC CEO Charlie Nettleton HealthCor Senior Analyst +

© 2021 Hyperfine Confidential 10 Timeline • The next step involves HealthCor Catalio Acquisition Corp. filing a Form S - 4 registration statement and other filings with the Securities and Exchange Commission (SEC), which will provide additional information about the transaction and the company going forward. These filings will be publicly available. • The SEC will then engage in a comment and review process involving Form S - 4 registration statement. • Once the Form S - 4 registration statement is declared effective, and subject to certain other closing conditions of the transaction, we expect to complete the combination and become a public company with securities listed on the Nasdaq in the fourth quarter of 2021.

© 2021 Hyperfine Confidential 11 Keep Doing What You Do Best • Our jobs and our mission remain substantially the same . Now more than ever, it’s critically important to remain focused on delivering upon our near and long - term goals. • Employee pay and benefits remain at their current levels • Company structure, employee reporting lines, and office locations will remain in place through this transition • Compliance and company disclosure policies, as they apply to communications with the press, communications via social media, and trading in company securities will become extremely important from the point of this announcement forward • We will be working through public company - readiness requirements and will provide more information to employees before the closing • We are excited to have you on this journey with us to becoming a publicly listed company!

© 2021 Hyperfine Confidential 12 Key Takeaways • This is a big moment for Hyperfine and Liminal Sciences, and we believe this will be the beginning of an awesome new chapter for our companies • Keep doing what you’re doing – stay focused on our mission and telling our story • Follow communication and trading policies sent to you this morning • There will be follow - on meetings and FAQs to answer questions

Thank you for creating the future !